

2025
Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 001-38531



Repay Holdings Corporation
(Exact name of Registrant as specified in its Charter)

Delaware	**98-1496050**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
3060 Peachtree Road NW, Suite 1100	
Atlanta, GA	**30305**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (404) 504-7472

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	RPAY	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☒
Non-accelerated filer	☐		Smaller reporting company	☐
Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on The NASDAQ Stock Market on June 30, 2025, was $399,708,338.

As of March 4, 2026, there were 85,880,982 shares of the registrant's Class A common stock, par value $0.0001 per share, outstanding (which number includes 3,711,051 of unvested restricted stock that have voting rights) and 100 shares of the registrant's Class V Common Stock, par value of $0.0001 per share, outstanding. As of March 4, 2026, the holders of such outstanding shares of Class V common stock also hold 5,285,883 units in a subsidiary of the registrant and such units are exchangeable into shares of the registrant's Class A common stock on a one-for-one basis.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant has incorporated by reference into Part III of this report certain portions of either an amendment to this Form 10-K or its proxy statement for its 2026 Annual Meeting of Shareholders, which are expected to be filed within 120 days after the end of the registrant's fiscal year ended December 31, 2025

Auditor Firm ID: 248	Auditor Name: Grant Thornton LLP	Auditor Location: Atlanta, Georgia

Table of Contents

		Page

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements reflect our current views with respect to, among other things, the macroeconomic conditions, the expected demand on our product offerings, including further implementation of electronic payment options and statements regarding our market and growth opportunities, our financial performance, our business strategy and the plans and objectives of management for future operations. You generally can identify these statements by the use of words such as "outlook," "potential," "continue," "may," "seek," "approximately," "predict," "believe," "expect," "plan," "intend," "estimate" or "anticipate" and similar expressions or the negative versions of these words or comparable words, as well as future or conditional verbs such as "will," "should," "would," "likely" and "could." These statements may be found under Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere and are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. These risks and uncertainties include, but are not limited to, those risks described under Part I, Item 1A "Risk Factors" of this Form 10-K. The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we disclaim any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In light of these risks and uncertainties, there is no assurance that the events or results suggested by the forward-looking statements will in fact occur, and you should not place undue reliance on these forward-looking statements.

RISK FACTOR SUMMARY

Our business involves significant risks and uncertainties that make an investment in us speculative and risky. The following is a summary list of the principal risk factors that could materially adversely affect our business, financial condition, liquidity and results of operations. These are not the only risks and uncertainties we face, and you should carefully review and consider the full discussion of our risk factors in the section titled "Risk Factors", together with the other information in this Annual Report on Form 10-K.

Risks Related to Our Business

- The payment processing industry is highly competitive.
- Unauthorized disclosure of client or consumer data could expose us to liability and protracted and costly litigation, and damage our reputation.
- If we cannot keep pace with rapid developments and changes in our industry the use of our products and services could decline, causing a reduction in our revenues.
- If our vertical markets do not increase their acceptance of electronic payments or if there are adverse developments in the electronic payment industry in general our business, financial condition and results of operations may be adversely affected.
- Industry consolidation within our vertical markets can adversely affect our growth or results.
- Potential clients or software integration partners may be reluctant to switch to, or develop a relationship with, a new payment processor.
- Our sales efforts to large enterprises involve considerable time and expense with long and unpredictable sales cycles.
- Our revenue is sensitive to shifts in payment mix.
- If we fail to comply with the applicable requirements of payment networks and industry self-regulatory organizations, those payment networks or organizations could seek to fine us, suspend us or terminate our registrations through our sponsor banks.
- We rely on sponsor banks in order to process electronic payment transactions, and such sponsor banks have substantial discretion with respect to certain elements of our business practices. If these sponsorships are terminated and we are not able to secure new sponsor banks, we will not be able to conduct our business.
- To acquire and retain clients, we depend on our software integration partners that integrate our services and solutions into software used by our clients.
- Failure to effectively manage risk and prevent fraud could increase our chargeback liability and other liability.
- Our processes to reduce fraud losses depend in part on our ability to restrict the deposit of processing funds while we investigate suspicious transactions.
- To the extent we cannot maintain savings related to favorable pricing or incentives on interchange and other payment network fees and cannot pass along any corresponding increases in such fees to our clients, our operating results and financial condition may be materially adversely affected.
- Our systems and those of our third-party providers may fail due to factors beyond our control.
- We rely on other service and technology providers. If such providers fail in or discontinue providing their services or technology to us, our ability to provide services to clients may be interrupted.
- We are subject to economic and political risk, the business cycles of our clients and software integration partners and the overall level of consumer and commercial spending.
- Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks associated with providing payment processing solutions.
- Certain payment funding methods expose us to the credit and/or operating risks of our clients.
- We may not be able to continue to expand our share in our existing vertical markets or continue to expand into new vertical markets.
- We may not be able to successfully manage our intellectual property and are subject to infringement claims.
- The loss of key personnel or the loss of our ability to attract, recruit, retain and develop qualified employees could adversely affect our business, financial condition and results of operations.
- We have been the subject of various claims and legal proceedings and may become the subject of claims, litigation or investigations.
- We may not be able to successfully execute our growth strategies.
- Our acquisitions subject us to a variety of risks that could harm our business and the anticipated benefits from our acquisitions may not be realized on the expected timeline or at all.

- Actual or perceived adverse developments affecting financial institutions could have a material and adverse impact on our business, financial condition or results of operations.

Risks Related to Regulation

- We and our clients are subject to extensive government regulation, and any new laws and regulations, industry standards or revisions made to existing laws, regulations or industry standards affecting our business, our clients' businesses or the electronic payments industry, or our or our clients' actual or perceived failure to comply with such obligations.
- The businesses of many of our clients are strictly regulated in every jurisdiction in which they operate, and such regulations, and our clients' failure to comply with them.
- We may be required to become licensed under state money transmission statutes.
- We must comply with laws and regulations prohibiting unfair or deceptive acts or practices.
- Governmental regulations designed to protect or limit access to or use of consumer information could adversely affect our ability to effectively provide our products and services.
- Changes in tax laws or their judicial or administrative interpretations, or becoming subject to additional U.S., state or local taxes that cannot be passed through to our clients.
- We must maintain effective internal controls and our failure to maintain such controls could lead to litigations.

Risks Related to Our Indebtedness

- Our level of indebtedness could adversely affect our ability to meet our obligations under our indebtedness, react to changes in the economy or our industry and to raise additional capital to fund operations.
- Future operating flexibility is limited by the restrictive covenants in the Second Amended Credit Agreement, and we may be unable to comply with all covenants in the future.
- We may not have the ability to raise the funds necessary to settle conversions of the 2029 Notes, or to repurchase the 2029 Notes upon a fundamental change, and our future debt may contain, limitations on our ability to pay cash upon conversion or repurchase of the 2029 Notes.
- The conditional conversion feature of the 2029 Notes, if triggered, may adversely affect our financial condition and operating results.
- Provisions in the indentures could delay or prevent an otherwise beneficial takeover of the Company.

Risks Related to Our Ownership Structure

- We are a holding company and our only material asset is our interest in Hawk Parent, and we are accordingly dependent upon distributions made by our subsidiaries to pay taxes, make payments under the Tax Receivable Agreement, meet our financial obligations under the Second Amended Credit Agreement or the 2029 Notes pay dividends.
- Under the Tax Receivable Agreement, we will be required to pay 100% of the tax benefits relating to tax depreciation or amortization deductions as a result of the tax basis step-up we receive in connection with the exchanges (including an exchange in a sale for cash) of Post-Merger Repay Units into our Class A common stock and related transactions, and those payments may be substantial.
- In certain cases, payments under the Tax Receivable Agreement may exceed the actual tax benefits we realize or be accelerated.

Risks Related to Our Class A Common Stock

- Future issuances or sales of substantial amounts of our Class A common stock in the public market, or the perception that such issuances or sales may occur, could cause the market price for our Class A common stock to decline.
- Our stock price may be volatile, which could negatively affect our business and operations.
- Because we do not currently intend to pay dividends, holders of our Class A common stock will benefit from an investment in our Class A common stock only if it appreciates in value.
- Delaware law and our governing documents contain certain provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.
- Our certificate of incorporation designates a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders.

ITEM 1. BUSINESS

Organizational Structure and Corporate Information

Repay Holdings Corporation was incorporated as a Delaware corporation on July 11, 2019 in connection with the closing of a transaction (the "Business Combination") pursuant to which Thunder Bridge Acquisition Ltd., a special purpose acquisition company organized under the laws of the Cayman Islands ("Thunder Bridge"), (a) domesticated into a Delaware corporation and changed its name to "Repay Holdings Corporation" and (b) consummated the merger of a wholly owned subsidiary with and into Hawk Parent Holdings, LLC, a Delaware limited liability company ("Hawk Parent").

Unless otherwise noted or unless the context otherwise requires, the terms "we", "us", "Repay" and the "Company" and similar references refer (1) before the Business Combination, to Hawk Parent and its consolidated subsidiaries and (2) from and after the Business Combination, to Repay Holdings Corporation and its consolidated subsidiaries. Unless otherwise noted or unless the context otherwise requires, "Thunder Bridge" refers to Thunder Bridge Acquisition. Ltd. prior to the consummation of the Business Combination.

We are headquartered in Atlanta, Georgia. Our legacy business was founded as M & A Ventures, LLC, a Georgia limited liability company doing business as REPAY: Realtime Electronic Payments ("REPAY LLC"), in 2006. Hawk Parent was formed in 2016 in connection with the acquisition of a majority interest in the successor entity of REPAY LLC and its subsidiaries.

Business Overview

We are a leading payments technology company. We provide integrated payment processing solutions to industry-oriented vertical markets in which businesses or other organizations have specific transaction processing needs. We refer to these markets as "vertical markets" or "verticals."

We are a payments innovator, differentiated by our proprietary, integrated payment technology platform and our ability to reduce the complexity of electronic payments for businesses. We intend to continue to strategically target verticals where we believe our ability to tailor payment solutions to our clients' needs, our deep knowledge of our vertical markets and the embedded nature of our integrated payment solutions will drive solid growth by attracting new clients and fostering long-term client relationships.

Our top 10 clients, with an average tenure of approximately seven years, contributed approximately 19% and 20% of total gross profit during the years ended December 31, 2025 and 2024, respectively.

Our leading competitive position and differentiated solutions have enabled us to realize unique advantages in growing and strategically important segments of the payments market. We provide payment processing solutions to clients primarily operating in the personal loans, automotive loans, receivables management, and business-to-business verticals. Our payment processing solutions enable consumers and businesses in these verticals to make payments using electronic payment methods, rather than cash or check, which have historically been the primary methods of payment in these verticals. We believe that a growing number of consumers and businesses prefer the convenience and efficiency of paying with cards and other electronic methods and that we are poised to benefit as these verticals continue to shift from cash and check to electronic payments. The personal loans vertical is predominately characterized by installment loans, which are typically utilized by consumers to finance everyday expenses. The automotive loans vertical includes a diversified client base across the entire credit spectrum. Our receivables management vertical relates to consumer debt collections, which typically enter the receivables management process due to delinquency on credit card bills or as a result of major life events, such as job loss or major medical issues. The business-to-business vertical relates to transactions occurring between a wide variety of enterprise clients, many of which operate in the automotive, field services, healthcare, homeowner association ("HOA") management, hospitality and media industries, as well as educational institutions and governments and municipalities.

Our go-to-market strategy combines direct sales with integrations with key software providers in our target verticals. The integration of our technology with key software providers in the verticals that we serve, including loan management systems, dealer management systems ("DMS"), collection management systems, and enterprise resource planning software systems, allows us to embed our omni-channel payment processing technology into our clients' critical workflow software and ensure seamless operation of our solutions within our clients' enterprise management systems. We refer to these software providers as our "software integration partners." An integration allows our sales force to readily access new client opportunities or respond to inbound leads because, in many cases, a business will prefer, or in some cases only consider, a payments provider that has already integrated or is able to integrate its solutions with the business' primary enterprise management system. We have successfully integrated our technology solutions with numerous, widely-used enterprise management systems in the verticals that we serve, which makes our platform a more compelling choice for the businesses that use them. Moreover, our relationships with our software integration partners help us to develop deep industry knowledge regarding trends in client needs. Our integrated model fosters long-term relationships with our clients, which supports our volume retention rates that we believe are above industry averages. As of December 31, 2025, we maintained approximately 294 integrations with various software providers.

Segments

We report our financial results based on two reportable segments, Consumer Payments and Business Payments. For additional information on our segments, see Note 15. Segments to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Consumer Payments

Our Consumer Payments segment provides payment processing solutions (including debit and credit card processing, Automated Clearing House ("ACH") processing and other electronic payment acceptance solutions, as well as our loan disbursement product) that enable our clients to collect payments and disburse funds to consumers and includes our clearing and settlement solutions ("RCS") offering. RCS is our proprietary clearing and settlement platform through which we market customizable payment processing programs to other independent sales organization ("ISOs") and payment facilitators. The strategic vertical markets served by our Consumer Payments segment primarily include personal loans, automotive loans, receivables management, credit unions, mortgage servicing, consumer healthcare and diversified retail. Our Consumer Payments segment represented approximately 85% of our total revenue after any intersegment eliminations for the year ended December 31, 2025.

Business Payments

Our Business Payments segment provides payment processing solutions (including accounts payable automation, debit and credit card processing, virtual credit card processing, ACH processing and other electronic payment acceptance solutions) that enable our clients to collect or send payments to other businesses. The strategic vertical markets served within our Business Payments segment primarily include retail automotive, education, field services, governments and municipalities, healthcare, media, HOA management and hospitality. Our Business Payments segment represented approximately 15% of our total revenue after any intersegment eliminations for the year ended December 31, 2025.

Growth Strategies

We intend to drive future growth in the following ways:

Increase Penetration in Existing Verticals

We expect to grow by continuing to provide innovative payment solutions and client support to our existing clients as well as new clients in the verticals that we currently serve. For new clients, we intend to continue to focus a significant portion of our sales efforts on large enterprise clients. In addition, our business model allows us to benefit from the growth of our clients and software integration partners. As our clients' payment volumes and transactions increase, our revenues increase as a result of the fees we charge for processing these payments. Many of the vertical markets in which we compete are continuing to shift from legacy payment mediums — primarily cash and check — to electronic forms of payment. We expect to benefit from this trend as our clients increasingly opt to process payments via the electronic forms of payment in which we specialize.

New Vertical Expansion

We also expect that we will find attractive growth potential in certain verticals in which we currently have limited operations or do not operate. Though we offer highly customized payment solutions to our clients, our core technology platform is comprehensive and can be utilized to penetrate other strategic vertical markets.

Strengthen and Extend Our Solution Portfolio through Continued Innovation

As we further integrate our solution into our clients' workflows, we will look to continue to innovate on our solution set and broaden our suite of services. Our continued investment in our technology capabilities (including our RCS platform) positions us to provide value-added services and emerging payment solutions that will address the evolving needs of our clients as they seek to best serve their customers. The ability to serve clients across verticals and to be integrated across various software platforms enables us to better understand the needs of clients across verticals and to scale our innovative solutions to a broad segment of the market.

Continue to Drive Operational Efficiencies

As we continue to grow, we expect to become a more significant partner to our sponsor banks, third party processors and other key vendor relationships, which we expect will give us greater leverage as we expand our contractual relationships with them. We plan to continue to drive operating leverage in our personnel expenditures through increased automation and process improvements, as we believe that, in general, we can process larger payment volumes without significant increases to our personnel and operating expenses.

Strategic Acquisitions

From January 1, 2016 through December 31, 2025, we have successfully acquired eleven businesses. Given the large size and attractive growth trends of our current addressable market, we are primarily focused on growing our business organically. However, we may selectively pursue strategic acquisitions as opportunities arise that meet our internal requirements for the use of capital and return on investment. Some of these opportunities may include those that enable us to acquire new capabilities that may be harder to develop in-house, gain entrance into new segments of the market, enter new markets, or consolidate our existing market.

Solutions

We provide our clients with comprehensive solutions, which can generally be categorized as follows:

- *Payment Acceptance*

  o *Debit and Credit Card Processing* — Allows our clients to accept card payments. These payments can be made using any of our payment channels, as further described below.

  o *ACH Processing* — Our ACH processing capabilities allow our clients to send and accept traditional and same-day ACH transactions.

  o *ECash* — Through third party relationships, we can facilitate customers who want to make payments with cash by converting it into digital payments that are deposited with our clients.

  o *Digital Wallet Services* — Enables consumers to quickly and easily pay using payment data securely stored in the digital wallets of their mobile devices.

- *Accounts Payable Automation*

  o *Virtual Credit Card Processing* — Our virtual credit card product offering enables our clients to automate their payables transactions by sending single-use virtual credit cards to their suppliers.

  o *Enhanced ACH Processing* — Provides the same functionality as our standard ACH processing capability, but with the added benefit of incremental transaction and reconciliation data.

- *Clearing and Settlement* – Our RCS platform offers ISOs and payment facilitators clearing and settlement solutions for all major card brands.

- *Instant Funding* — Our instant funding capabilities allow our clients to transfer funds directly to a consumer's debit or prepaid card. We have created a proprietary process that decreases processing delays typically associated with traditional fund disbursements.

- *Communication Solutions* — As an ancillary offering to our payment processing solutions, we provide clients document processing and mailing services, including document printing, billing statements, image printing, and check printing.

The above payment acceptance and funding methods are processed through our proprietary payment channels:

- *Web-based*

  o   *Virtual Terminal* — A terminal that provides virtual payment access for processing of ACH or card transactions.

  o   *Hosted Payment Page* — A client-branded terminal that enables ACH and card transaction processing.

  o   *Online Client Portal* — A consumer-facing, client-specific website that gives a client's customer the ability to pay online and view account information anywhere, anytime. A Repay hosted website may be stand alone or integrated with any other software application.

- *Mobile Application* — We provide clients the ability to accept payments via a mobile application on a customized, white-label basis.

- *Text-to-Pay* — Allows a business' customer to pay with a simple text message after receiving an SMS alert that reminds such customer when payments are due.

- *Interactive Voice Response ("IVR")* — A secure and flexible option to pay over the phone, 24 hours a day, 7 days a week, via a 1-800 number with bilingual capabilities.

- *Point of Sale ("POS")* — We provide payment acceptance at brick-and-mortar locations through POS equipment that requires a client's customer to provide a card.

Sales and Distribution

Our sales effort primarily consists of two strategies: first, our direct sales representatives, who focus on each of our core verticals, and second, our software integration partners, which enable the direct sales force to more effectively access new client opportunities and respond to inbound leads.

Direct Sales Representatives

Our sales representatives are generally organized by vertical market and account size. Direct sales representatives work with our clients and software integration partners to understand our clients' desired payment solutions and then communicate those desires to our product and technology teams, who build a customized suite of products and payment channels tailored to our clients' specific needs. We also maintain a sales support team that supports the onboarding process.

Software Integration Partners

As of December 31, 2025, we were integrated with approximately 294 software partners that are providers of our clients' primary enterprise management systems. Our integrations are intended to ensure seamless delivery of our full suite of payment processing capabilities to our clients. These integrations are also a critical part of our marketing strategy, as many clients would prefer to award their payments business to payments processors who have worked to integrate their solutions into the client's enterprise management systems.

Operations

We believe that we have developed an effective operations system, including our proprietary onboarding, compliance and client oversight processes, which is structured to enhance the performance of our platform and support our clients.

Client and Transaction Risk Management

We target clients that we identify as low-risk through the development of underwriting policies and transaction management procedures to manage approval of new accounts and to establish ongoing monitoring of client accounts. Effective risk management aids us in minimizing client losses, such as those relating to chargebacks or similar rejected transactions, and avoiding fraud for the mutual benefit of our clients, our sponsor banks and ourselves.

Proprietary Compliance Management System. We have developed proprietary onboarding, compliance, and client oversight processes, of which our Compliance Management System ("CMS") is a part. Our CMS, originally developed in conjunction with the Third Party Payment Processors Association, focuses on four main components — board and management oversight, a compliance program with written policies and procedures and employee training and monitoring, responsiveness to consumer complaints and annual compliance audits from an independent third party — and is inclusive of the Electronic Transaction Association guidelines on underwriting and risk.

Client Onboarding. We believe we maintain rigorous underwriting standards. Prospective clients submit applications to our credit underwriting department, which performs verification and credit-related checks on all applicants. Each client is assigned a risk profile based on sponsor bank requirements, as well as additional criteria specified by us. Our sponsor banks periodically review and approve of our underwriting policies to ensure compliance with applicable law, regulations and payment network rules. Upon approval, the ongoing risk level of a client is monitored and adjusted on a monthly basis based on additional data relating to such client.

Client Monitoring. Each client's file is assigned one of three risk levels (low, medium or high) corresponding to several client behaviors. We review and adjust these risk levels on a monthly basis and additionally subject them to more in-depth quarterly reviews. We also engage third parties and rely on internal reporting to identify and monitor credit/fraud risk. We generate client-specific reports that compile daily and historical transactions, which may include average ticket, transaction volume, refund and chargeback levels and authorization history, which we utilize in order to identify suspicious processing activity. We review these reports on a daily basis and suspend any irregular processing activity, which is subject to review, remediation and, as appropriate, suspension of either an individual or batch of transactions or a particular client, as applicable.

Investigation and Loss Prevention. If a client exceeds the parameters established by our underwriting and/or risk management team or we determine that a client has violated the payment network rules or the terms of its service agreement with us, one of our team members will identify and document the incident. We then review the incident to determine the actions taken or that we can take to reduce our exposure to loss and the exposure of our client to liability. As a part of this process, we may request additional transaction information, withhold or divert funds, verify delivery of merchandise or, in some circumstances, deactivate the client account, include the client on the Network Match List to notify our industry of the client's behavior or take legal action against the client.

Collateral. We require some of our clients to establish cash or non-cash collateral reserves, which may include certificates of deposit, letters of credit, rolling merchant reserves or upfront cash. This collateral is utilized in order to offset potential credit or fraud risk liability that we may incur. We attempt to hold such collateral reserves for as long as we are exposed to a loss resulting from a client's payment processing activity.

Chargebacks. The payment networks permit the reversal of a money transfer, a chargeback, up to six months (or in rare cases, a longer time frame) after the later of the date the transaction is processed or the delivery of the product or service to the cardholder. If the client incurring the chargeback is unable to fund the refund to the card-issuing bank, we are required to do so by the rules of the payment networks and our contractual arrangements with our sponsor banks. During the year ended December 31, 2025, our chargeback rate was less than 1% of our payment volume.

Security, Disaster Recovery, and Back-up Systems

We maintain a comprehensive information security program designed to protect the confidentiality, integrity, and availability of the payment information and other sensitive data that we process. Our security controls are aligned with recognized industry standards and include administrative, technical and physical safeguards. We regularly scan, patch, update and monitor our networks, systems, applications, and malware defenses to address evolving security threats. All employees and contractors are required to complete security awareness training at the time of hire and at least annually thereafter.

We routinely engage independent third parties to audit our compliance with applicable security and regulatory frameworks, including the Payment Card Industry Data Security Standard ("PCI DSS"), Service Organization Control reports ("SOC1 Type II," "SOC2 Type II"), and the Health Insurance Portability and Accountability Act ("HIPAA"), where applicable. In addition, we engage independent third-party firms to conduct internal and external penetration testing to identify security vulnerabilities and assess risks of unauthorized access. Identified findings are evaluated and remediated based on risk severity and business impact.

Sensitive cardholder and client data stored in our databases is protected using industry-standard encryption technologies, and access to such data is restricted based on job responsibilities and the principle of least privilege. We employ centralized logging, monitoring and alerting mechanisms to detect and respond to anomalous or unauthorized activity. Our third-party risk management practices include risk-based assessments of vendors that may access, process or store sensitive data on our behalf.

We maintain a dedicated security team responsible for continuous security monitoring and incident response. This team develops, maintains, tests and validates our incident response plan, which is designed to support timely detection, containment, investigation, remediation and recovery from security incidents, including coordination with internal stakeholders and external parties, as appropriate.

Disaster recovery and business continuity capabilities are built into our primary payment gateway through redundant hardware, software and data storage hosted across two geographically distinct cloud regions. Our primary cloud region is configured for near-real-time replication to a secondary region, enabling operations to be redirected in the event of a system failure, outage or degradation. Disaster recovery procedures are tested at least annually to assess system effectiveness, staff readiness and operational resilience.

We perform regular backups of critical systems and data and maintain documented restoration procedures. Backup restoration testing is performed quarterly to validate data integrity, recovery processes and system availability.

While we believe our security, disaster recovery and backup systems are designed to reduce the risk of security incidents, service disruptions and data loss, no system can provide absolute assurance. We continue to evaluate and enhance our controls in response to changes in technology, the threat landscape, regulatory requirements and business operations.

Third Party Processors and Sponsor Banks

We partner with institutions in the payment chain to provide authorization, settlement and funding services in connection with our clients' transactions. These institutions include third party processors and sponsor banks, who sit between us, acting as the merchant acquirer or payment processor, and the payment networks, such as Visa and MasterCard. These processors and vendors in turn have agreements with the payment networks, which permit them to route transaction information through their networks in exchange for fees.

When we facilitate a transaction as a merchant acquirer, we utilize third party processors primarily for authorization such as Global Payments, Inc. Under such processing arrangements, the third-party processors and vendors receive processing fees, which are typically based on the number of transactions processed.

In order for us to process and settle transactions for our clients, we have entered into sponsorship agreements with banks that are members of the payment networks. We are required to register with the payment networks through these bank partners because we, as a payment processor, are not a "member bank" as defined by the major payment networks. Our member bank partners sponsor our adherence to the rules and standards of the payment networks and enable us to route transactions under the sponsor banks' control and identification numbers (for example, known as BIN for Visa and ICA for MasterCard) across the card and ACH networks to authorize and clear transactions. Our relationships with multiple sponsor banks give us the flexibility to shift payment volumes between them, which is designed to help us to secure more competitive pricing for our clients and to maintain redundancy.

When we facilitate a client's payment to its suppliers or vendors, we typically utilize the services of third party program managers, such as Wex Inc., who have arrangements with banks to operate card issuance programs. Under such arrangements, the program manager and issuing bank retain a portion of the interchange generated by each transaction. Under the applicable contractual arrangements, our clients are generally required to prefund these payments. Because we are not a licensed money transmitter, we have entered into custodial agreements with banks or other financial institutions who will hold our clients' funds in trust.

See "Risk Factors — Risks Related to Our Business — We rely on other service and technology providers. If such providers fail in or discontinue providing their services or technology to us, our ability to provide services to clients may be interrupted, and, as a result, our business, financial condition and results of operations could be adversely impacted." in Part I, Item 1A of this Annual Report on Form 10-K for further discussion of our arrangements with certain service providers.

Competitive Conditions and Market Trends

We compete with a variety of payment processing companies that have different business models, go-to-market strategies and technical capabilities. In our Consumer Payments segment, our primary competitors include ACI Worldwide, Payliace, Paymentus, PayNearMe, PayScout and TabaPay. We also compete in our Consumer Payments segment against many traditional merchant acquirers, such as financial institutions, affiliates of financial institutions and payment processing companies, including Bank of America Merchant Services, Elavon (a subsidiary of U.S. Bancorp), Wells Fargo Merchant Services, Global Payments, WorldPay and Fiserv. In our Business Payments segment, our primary competitors include AvidXchange, Edenred Pay (a division of Edenred), Corpay, Paya (a division of Nuvei Corporation) and Fortis. We believe the most significant competitive factors in the markets in which we compete are: (1) economics, including fees charged to merchants and commission payouts to software integration partners; (2) product offering, including emerging technologies and development by other participants in the payments ecosystem; (3) service, including product functionality, value-added solutions and strong client support for both clients and software integration partners; and (4) reliability, including a strong reputation for quality service and trusted software integration partners. Our competitors include large and well-established companies, including banks, credit card providers, technology and ecommerce companies and traditional retailers, many of which are larger than we are, have a dominant and secure position in the markets in which they operate or offer other products and services to consumers and clients which we do not offer. Moreover, we compete against all forms of payments, including credit cards, bank transfers, and traditional payment methods, such as cash and check.

We believe there is a significant digital shift in our industry. Many of the vertical markets in which we compete are continuing to shift from legacy payment methods — primarily cash and check — to electronic forms of payment. We expect to benefit from this trend as our clients increasingly adopt and expand the use of electronic payment solutions in which we specialize.

We have experienced in the past, and may continue to experience, seasonal fluctuations in our revenues as a result of consumer spending patterns. Revenues during the first quarter of the calendar year tend to increase in comparison to the remaining three quarters of the calendar year on a same store basis. This increase is due to consumers' receipt of tax refunds and the increases in repayment activity levels that follow. We have also experienced in the past, and may continue to experience, cyclical fluctuations in our revenues as a result of our clients that focus on political advertising within our media vertical. Revenues from these clients is cyclical because it is connected to U.S. election advertising spending which tends to increase significantly during periods which include congressional mid-term elections and presidential elections.

Acquisitions

Our historical acquisition activity has allowed us to access new markets, expand our presence in existing markets, acquire industry talent, broaden our product suite, and supplement organic growth. Our current acquisition strategy focuses on integrated payments companies serving attractive vertical markets and opportunities to broaden our product offerings. From January 1, 2016 through December 31, 2025, we have completed eleven acquisitions, which are described below. These acquisitions were of payment companies and are representative of the acquisitions we envision consummating in the future.

Sigma Acquisition

Effective as of January 1, 2016, we acquired substantially all of the assets of Sigma Payment Solutions, Inc. ("Sigma"). Sigma was an electronic payment solutions provider to the automotive finance industry. The transaction marked our expansion into the automotive finance space. We have benefited greatly from Sigma's deep integrations with automotive finance software platforms, or DMS.

PaidSuite Acquisition

On September 28, 2017, we acquired substantially all of the assets of PaidSuite, Inc. and PaidMD, LLC (collectively, "PaidSuite"). PaidSuite was an electronic payment solutions provider to the receivable management industry. The transaction accelerated our growth into the receivable management space via client and software integration partner relationships.

Paymaxx Acquisition

On December 15, 2017, we acquired substantially all of the assets of Paymaxx Pro, LLC ("Paymaxx"). The acquisition of Paymaxx has been highly complementary to our earlier acquisition of Sigma and has bolstered our position in the automotive finance market. As part of the acquisition, we acquired increased distribution capabilities in the form of an internal sales force and numerous DMS integrations.

TriSource Acquisition

On August 14, 2019, we acquired all of the equity interests of TriSource Solutions, LLC ("TriSource"). Since 2012, we have used TriSource as one of our primary third-party processors for settlement solutions when we facilitate transactions as a merchant acquirer. The acquisition of TriSource has provided further control over our transaction processing ecosystem and accelerated product delivery capabilities. We now generally refer to our clearing and settlement product offerings as RCS.

APS Acquisition

On October 14, 2019, we acquired substantially all of the assets of American Payment Services of Coeur D'Alene, LLC, North American Payment Solutions LLC, and North American Payment Solutions Inc. (collectively, "APS"). The acquisition of APS meaningfully expanded our addressable market by enabling us to access the business-to-business vertical.

Ventanex Acquisition

On February 10, 2020, we acquired all of the equity interests of CDT Technologies, LTD. d/b/a Ventanex ("Ventanex"). The acquisition of Ventanex accelerated our entry into the mortgage and healthcare payments verticals.

cPayPlus Acquisition

On July 23, 2020, we acquired all of the equity interest of cPayPlus, LLC ("cPayPlus"). The acquisition of cPayPlus further expanded our business-to-business automation and payment offering to include accounts payable automation and payment solutions for both existing and prospective clients across all business lines.

CPS Acquisition

On November 2, 2020, we acquired all of the equity interests of CPS Payment Services, LLC, Media Payments, LLC, and Custom Payment Systems, LLC (collectively, "CPS"). The acquisition of CPS enhanced our business-to-business accounts payable automation offerings and introduced our solutions to new verticals including education, government, and media sectors.

BillingTree Acquisition

On June 15, 2021, we acquired all of the equity interests of BT Intermediate, LLC (together with its subsidiaries, "BillingTree"). The acquisition of BillingTree further expanded our position in the healthcare, credit union, and receivable management industries and significantly enhanced our scale and our client diversification.

Kontrol Acquisition

On June 22, 2021, we acquired substantially all of the assets of Kontrol LLC ("Kontrol"). The acquisition of Kontrol grew our accounts payable automation business and enabled us to leverage our existing B2B technology infrastructure to optimize processing costs.

Payix Acquisition

On December 29, 2021, we acquired Payix Holdings Incorporated (together with its subsidiary, "Payix"). The acquisition of Payix expanded our position in the personal and automotive finance markets, as well as accelerated our expansion in the buy now, pay later ("BNPL") market, and provided further access to software integrations with leading loan management systems and DMS integrations.

Government Regulation

We operate in an increasingly complex and ever evolving legal and regulatory environment. Our and our clients' businesses are subject to a variety of federal, state and local laws and regulations, as well as the rules and standards of the payment networks that we utilize to provide our electronic payment services. While in some cases payment processors such as Repay are not directly regulated by governmental agencies, because of the rules and regulations enacted at the state and federal level that affect our clients and sponsor banks, we have developed and continually evaluate and update our compliance models to keep up with the rapid evolution of the legal and regulatory regime our clients and sponsor banks face. We are also subject to legal and regulatory requirements which govern the use, storage and distribution of the information we collect from our clients and accountholders while processing transactions.

Dodd-Frank Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") and its related rules and regulations have resulted in significant changes to the regulation of the financial services industry, including the electronic payment industry. Under the Dodd-Frank Act, debit interchange transaction fees that a card issuer receives and are established by a payment card network for an electronic debit transaction are regulated by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). The Dodd-Frank Act and the Federal Reserve's implementing regulations require that such interchange fees be "reasonable and proportional" to the cost incurred by the issuer in processing the transactions. Federal Reserve regulations implementing this "reasonable and proportional" requirement have capped debit interchange rates for card issuers operating in the United States with assets of $10 billion or more. In addition, the regulations contain certain prohibitions on card brand network exclusivity and merchant routing restrictions of debit card transactions. As a result of the Dodd-Frank Act, merchants are also allowed to set minimum dollar amounts (within certain parameters) for the acceptance of a credit card, and they are allowed to provide discounts or incentives to entice consumers to pay with an alternative payment method, such as cash, checks or debit cards.

The Dodd-Frank Act also created the Consumer Financial Protection Bureau (the "CFPB"), which was vested with rulemaking authority over consumer protection laws, including the authority to regulate consumer financial products in the United States, including consumer credit, deposit, payment, and similar products. The CFPB may also have authority over us as a provider of services to regulated financial institutions in connection with consumer financial products. Any new rules or regulations implemented by the CFPB, and other similar regulatory agencies in other jurisdictions, or pursuant to the Dodd-Frank Act that are applicable to us or our clients' businesses, or any adverse changes thereto, could increase our cost of doing business or limit our current offerings of integrated payment solutions. The scope, priorities and level of activity of the CFPB may vary over time due to legal, funding, policy and administrative factors. In addition, state attorneys general may have authority to enforce certain consumer protection provisions, including those under the Dodd-Frank Act, independent of federal regulatory activity.

Privacy and Information Security Regulations

We provide services that may be subject to various state and federal data privacy and information security laws and regulations. Relevant federal data privacy and information security laws include the Gramm-Leach-Bliley Act of 1999, which (along with its implementing regulations) restricts certain collection, processing, storage, use and disclosure of personal information, requires notice to individuals of privacy practices and provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information. These rules also impose requirements for the safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. Our business may also be subject to the Fair Credit Reporting Act of 1970, as amended by the Fair and Accurate Credit Transactions Act of 2003, which regulates the use and reporting of consumer credit information and imposes disclosure requirements on entities who take adverse action based on information obtained from credit reporting agencies. All fifty states have enacted data breach notification laws requiring businesses that experience a security breach of their computer databases that contain personal information to notify affected individuals, consumer reporting agencies and governmental agencies. In addition, there are state laws that restrict the ability to collect and utilize certain types of personal information, such as Social Security and driver's license numbers, and impose secure disposal requirements for personal data. Certain state laws mandate businesses to implement reasonable data security measures. In addition, various states have recently enacted laws concerning privacy, data protection and information security. These laws commonly require businesses to disclose their data collection and usage practices, provide consumers with access to their personal data, and offer mechanisms to limit certain data processing activities. Additionally, many of these laws impose obligations for safeguarding personal information and establish enforcement mechanisms, including penalties for non-compliance. As state regulations vary and are frequently updated, we are required to continually monitor and adapt to these legal requirements to ensure compliance across the jurisdictions in which we operate.

Health Insurance Portability and Accountability Act & Health Information Technology for Economic and Clinical Health Act

HIPAA and its related rules and regulations establish policies and procedures for maintaining the privacy and security of individually identifiable health information ("Protected Health Information"). The Health Information Technology for Economic and Clinical Health Act and its related rules and regulations extended the privacy and security provisions of HIPAA to "Business Associates" of "Covered Entities" (each as defined by HIPAA).

Some of our clients are Covered Entities. In providing certain services for our Covered Entity clients, we may receive, maintain, and transmit Protected Health Information on their behalf, and we may be a Business Associate. To the extent we are a Business Associate, we are subject to HIPAA rules and regulations regarding privacy and security of Protected Health Information. In connection with certain services, we may enter into Business Associate Agreements with our Covered Entity clients, requiring compliance with HIPAA rules and regulations, and defining permissible uses and disclosures of Protected Health Information.

Anti-Money Laundering and Counter-Terrorism Regulation

Our business is subject to U.S. federal anti-money laundering laws and regulations. We are also subject to certain economic and trade sanctions programs that are administered by Office of Foreign Assets Control ("OFAC") that prohibit or restrict transactions to or from (or transactions dealing with) narcotics traffickers, terrorists, terrorist organizations, certain individuals, specified countries, their governments and, in certain circumstances, their nationals. Similar anti-money laundering, counter-terrorist financing and proceeds of crime laws apply to movements of currency and payments through electronic transactions and to dealings with persons specified on lists maintained by organizations similar to OFAC in several other countries and which may impose specific data retention obligations or prohibitions on intermediaries in the payment process. We have developed and continue to enhance compliance programs and policies to monitor and address related legal and regulatory requirements and developments.

Unfair or Deceptive Acts or Practices

We and many of our clients are subject to Section 5 of the Federal Trade Commission Act prohibiting unfair or deceptive acts or practices and various state laws similar in scope and subject matter thereto. In addition, laws prohibiting these activities and other laws, rules and or regulations, including the Telemarketing Sales Rule, may directly impact the activities of certain of our clients, and in some cases may subject us, as the client's payment processor or provider of certain services, to investigations, fees, fines and disgorgement of funds if we are deemed to have aided and abetted or otherwise provided the means and instrumentalities to facilitate the illegal or improper activities of a client through our services. Various federal and state regulatory enforcement agencies, including the Federal Trade Commission ("FTC") and the states attorneys general, have authority to take action against payment processors who violate such laws, rules and regulations. To the extent we are processing payments or providing services for a client suspected of violating such laws, rules and regulations, we may face enforcement actions and, as a result, incur losses and liabilities that may adversely affect our business.

In addition, the Dodd-Frank Act gave the CFPB broad authority to prohibit "unfair, deceptive or abusive acts or practices" ("UDAAP") in connection with the provision of consumer financial products and services. The CFPB has previously extended certain UDAAP-related provisions of the Dodd-Frank Act to directly apply to payment processors.

Indirect Regulatory Requirements

Certain of our clients and our sponsor banks are financial institutions that are directly subject to various regulations and compliance obligations issued by the CFPB, the Federal Reserve, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the National Credit Union Administration and other agencies responsible for regulating financial institutions, which includes state financial institution regulators. While these regulatory requirements and compliance obligations do not apply directly to us, many of these requirements materially affect the services we provide to our clients and us overall. The financial institution regulators have imposed requirements on regulated financial institutions to manage their third-party service providers. Among other things, these requirements include performing appropriate due diligence when selecting third-party service providers; evaluating the risk management, information security, and information management systems of third-party service providers; imposing contractual protections in agreements with third-party service providers (such as performance measures, audit and remediation rights, indemnification, compliance requirements, confidentiality and information security obligations, insurance requirements and limits on liability); and conducting ongoing monitoring, diligence and audit of the performance of third-party service providers. Accommodating these requirements applicable to our clients impose additional costs and risks in connection with our relationships with financial institutions. We expect to expend significant resources on an ongoing basis in an effort to assist our clients in meeting their legal requirements.

Additionally, our clients, particularly those in the personal loans, automotive loans and receivables management verticals, are subject to various federal, state and local laws and regulations that impose restrictions and requirements on their businesses. For personal lenders and automotive lenders, these laws and regulations could include limitations on interest rates and fees, maximum loan amounts and the number of simultaneous or consecutive loans, imposition of required waiting periods between loans, loan extensions and refinancing, requiring payment schedules (including maximum and minimum loan durations) or repayment plans for borrowers claiming inability to repay loans, mandating disclosures, security for loans, licensing requirements and, in certain jurisdictions, database reporting and loan utilization information. For receivables management companies, these laws and regulations could include laws and regulations (including the federal Fair Debt Collection Practices Act ("FDCPA") and comparable state laws) regarding the time, place and manner of communications with consumers regarding debt collection and prohibitions or limitations on certain debt collection practices. Lastly, some of our clients are subject to various state laws and regulations that prohibit or restrict the imposition of a surcharge or convenience fee in connection with their customers' use of a payment card or other form of electronic payment.

Payment Network Rules and Standards

Payment networks, such as Visa, MasterCard, Discover and American Express, establish their own rules and standards that allocate liabilities and responsibilities among the payment networks and their participants. These rules and standards, including the Payment Card Industry Data Security Standards, govern a variety of areas, including how consumers and customers may use their cards, whether (and the terms under which) convenience fees or surcharges may be imposed in connection with the use of their cards, the security features of cards, security standards for processing, data security and allocation of liability for certain acts or omissions, including liability in the event of a data breach. The payment networks may change these rules and standards from time to time as they may determine in their sole discretion and with or without advance notice to their participants. These changes may be made for any number of reasons, including as a result of changes in the regulatory environment, to maintain or attract new participants, or to serve the strategic initiatives of the networks, and may impose additional costs and expenses on or be disadvantageous to certain participants. Participants are subject to audit by the payment networks to ensure compliance with applicable rules and standards. The networks may fine, penalize or suspend the registration of participants for certain acts or omissions or the failure of the participants to comply with applicable rules and standards.

In order for us to process and settle transactions for our clients, we have entered into sponsorship agreements with banks that are members of the payment networks. We are required to register with the payment networks through these bank partners because we, as a payment processor, are not a "member bank" as defined by the major payment networks' rules and standards governing access to those networks. Our bank partners sponsor our adherence to the rules and standards of the payment networks and enable us to route transactions under the sponsor banks' control and identification numbers (known as BIN for Visa and ICA for MasterCard) across the card and ACH networks to authorize and clear transactions. Payment network rules restrict us from performing funds settlement and require that merchant settlement funds be in the possession of the member bank until the merchant is funded. These restrictions place the settlement assets and liabilities under the control of the member bank.

Our sponsorship agreements give our sponsor banks substantial discretion in approving certain aspects of our business practices, including our solicitation, application and qualification procedures for clients and the terms of our agreements with clients, and provide them with the right to audit our compliance with the payment network rules and guidelines. We are also subject to network operating rules and guidelines promulgated by the National Automated Clearing House Association ("NACHA") relating to payment transactions we process using the Automated Clearing House Network. Like the payment networks, NACHA may update its operating rules and guidelines at any time, which can require us to take more costly compliance measures or to develop more complex monitoring systems. Similarly, our ACH sponsor banks have the right to audit our compliance with NACHA's rules and guidelines, and are given wide discretion to approve certain aspects of our business practices and terms of our agreements with ACH clients.

Other Regulation

We are subject to U.S. federal and state unclaimed or abandoned property (escheat) laws, which require us to turn over to certain government authorities the property of others we hold that has been unclaimed for a specified period of time, such as account balances that are due to a software integration partner or client following discontinuation of its relationship with us. The Housing Assistance Tax Act of 2008 requires certain merchant acquiring entities and third-party settlement organizations to provide information returns for each calendar year with respect to payments made in settlement of electronic payment transactions and third-party payment network transactions occurring in that calendar year. Reportable transactions are also subject to backup withholding requirements. We are also subject to the Telephone Consumer Protection Act ("TCPA") and various state laws to the extent we place telephone calls and text messages to or on behalf of our customers. The TCPA imposes restrictions on, among other things, the use of automated telephone dialing systems, prerecorded voice messages and unsolicited faxes.

The foregoing is not an exhaustive list of the laws and regulations to which we are subject and the regulatory framework governing our business is changing continuously. See "Risk Factors — Risks Related to Our Business" in Part I, Item 1A of this Annual Report on Form 10-K.

Intellectual Property

Certain of our products and services are based on proprietary software and related payment systems solutions. We rely on a combination of copyright, trademark, and trade secret laws, as well as employee and third-party non-disclosure, confidentiality, and other contractual arrangements to establish, maintain, and enforce our intellectual property rights in our technology, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties that is integrated into some of our solutions.

We own a number of registered service marks, including REPAY® and REPAY REALTIME ELECTRONIC PAYMENTS®, and we have other pending applications. We also own a number of domain names, including www.repay.com. For additional information regarding some of the risks relating to our intellectual property see "Risk Factors — Risks Related to Our Business — We may not be able to successfully manage our intellectual property and are subject to infringement claims." in Part I, Item 1A of this Annual Report on Form 10-K.

Human Capital

Our employees are a critical component of our success. As of December 31, 2025, we employed approximately 486 full-time employees throughout the U.S. We have 4 office locations with an employee presence and have a remote employee presence throughout the U.S. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

We strive to create and maintain a special culture at REPAY that focuses on our values of excellence, passion, integrity, respect, innovation, and positive attitude. Our strong emphasis on culture is intended to empower our employees to make decisions and develop themselves personally and professionally. One of our priorities is to maintain and enhance our culture as we grow and bring on new team members.

We participate in an annual employee engagement and feedback survey which allows all full-time employees to anonymously give us feedback on our workplace culture, employee programs, and more. In 2025, 88% of participants responded that REPAY is a great place to work. Our employees' feedback from the annual surveys have allowed us to be certified as a Great Place to Work® for the last nine consecutive years. We take employee feedback seriously and share the results of the survey, along with an action plan of how we can continue to improve, with all employees.

Attracting, developing, and retaining top talent is a priority at REPAY and we have a dedicated human resources team that focuses on these initiatives. To ensure we stay competitive in the talent market, we strive to make it clear to our employees that we value and appreciate them, and reward high performance. We foster a culture of rewards and recognition and incentivize our employees with opportunities for growth within the company. New employees are welcomed through our new hire onboarding experience, which consists of a comprehensive equipment package, welcome gift packages, an onboarding plan with consistent communication, human resources orientation, and formalized 30-60-90 day check-ins with their manager, ensures our new hires have the support they need. Additionally, new hire spotlights are socialized in companywide channels to ensure new team members are introduced to the Company and receive a warm welcome and every one of our new employees has the opportunity to meet with our CEO for a "coffee chat" within their first month of employment.

REPAY's leadership empowers each team member to make a difference and stretch to their fullest potential. Our dedication to frequent, transparent communication is shown with company-wide meetings where our leaders share Company vision and encourage employees to ask questions. Several departments across the Company hold annual training summits where team members have an opportunity to collaborate with fellow colleagues, participate in department-specific training and further enhance their skillsets. We also believe it is important to celebrate exceptional employees so we provide multiple opportunities for performance-based awards and peer-to-peer recognition. We value diverse backgrounds, perspectives and experiences, and we are committed to providing an inclusive environment where all individuals are respected. We continue to develop formal career pathing, allowing us to create a roadmap for an individual's career progression within the organization. Our compensation strategy gives us competitive advantages by offering competitive salaries, bonus potential and employee ownership opportunities for a meaningful portion of our employees through equity incentive grants.

We recognize the importance of giving back to the communities in which we live. Participating in community outreach initiatives and volunteer opportunities is extremely important to our employees and has become an integral part of our corporate culture. Throughout the year, we provide multiple ways for team members to volunteer and positively impact the surrounding communities.

We offer a comprehensive benefits package, which goes into effect on a person's first day of employment, including 100% coverage of employee healthcare premiums and several benefits at no cost to our employees, including health insurance, life insurance, short-term disability insurance, telehealth, mental health and work-life balance resources. We perform a thorough review of our benefits package annually. Among other benefits, we continue to offer an Employee Stock Purchase Plan ("ESPP"). The ESPP is highly valued because it gives our employees the opportunity to become shareholders in REPAY at a discounted price. The financial future of our employees is important to us, which is why we have a generous 401(k)-employer match and performance-based bonus program. To promote personal and professional growth, we encourage our employees to pursue ongoing training and career development opportunities, and we provide tuition assistance and reimbursement for certain pre-approved continuing education programs and professional certifications.

Available Information

We maintain a website at www.repay.com, through which you may access our public filings free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). Information contained on our website is not a part of this Annual Report on Form 10-K and the inclusion of our website address in this report is an inactive textual reference only.

ITEM 1A. RISK FACTORS

Our business involves significant risks. In addition to the risks and uncertainties discussed above under "Cautionary Note Regarding Forward-Looking Statements," you should carefully consider the specific risks set forth herein. If any of these risks actually occur, it may materially harm our business, financial condition, liquidity and results of operations. As a result, the market price of our securities could decline, and you could lose all or part of your investment. Additionally, the risks and uncertainties described in this Annual Report on Form 10-K or in any document incorporated by reference herein are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may become material and adversely affect our business.

Unless the context requires otherwise, "we," "us," "our," "Repay" and the "Company" refer to the business of Repay Holdings Corporation and its subsidiaries. In the sections of the Risk Factors entitled "Risks Related to Our Ownership Structure" and "Risks Related to Our Class A Common Stock," "we," us" and "our" refer only to Repay Holdings Corporation excluding, unless the context requires otherwise or as expressly stated, its subsidiaries.

Risks Related to Our Business

The payment processing industry is highly competitive. Such competition could adversely affect the fees we receive, and as a result, our margins, business, financial condition and results of operations.

The market for payment processing services is highly competitive. There are other payment processing service providers that have established a sizable market share in the markets in which we compete and service more clients than we do. Our growth will depend, in part, on a combination of the continued growth of the electronic payment market and our ability to increase our market share.

Many of our competitors have substantially greater financial, technological, management and marketing resources than we have. Accordingly, if these competitors target our business model and, in particular, the vertical markets that we serve, they may be able to offer more attractive fees or payment terms and advances to our clients and more attractive compensation to our software integration partners. They also may be able to offer and provide services and solutions that we do not offer. In addition, certain clients, particularly larger enterprises, may seek to develop or bring in-house certain payment processing capabilities or otherwise reduce their reliance on third-party payment service providers. If such efforts are successful, we could experience reduced transaction volumes, pricing pressure or the loss of client relationships.

There are also a large number of small providers of processing services, including emerging technology and non-traditional payment processing companies, that provide various ranges of services to our existing and potential clients. This competition may effectively limit the prices we can charge, cause us to increase the compensation we pay to our software integration partners and require us to control costs aggressively in order to maintain acceptable profit margins.

Unauthorized disclosure of client or consumer data, whether through breach of our computer systems, computer viruses or otherwise, could expose us to liability and protracted and costly litigation and damage our reputation.

We are responsible for data security for us and for third parties with whom we partner, including with respect to rules and regulations established by the payment networks, such as Visa, MasterCard, Discover and American Express, and debit card networks. These third parties include our clients, software integration partners and other third-party service providers and agents. We and other third parties collect, process, store and/or transmit sensitive data, such as names, addresses, social security numbers, credit or debit card numbers, expiration dates, driver's license numbers, bank account numbers and protected health information. We have ultimate liability to the payment networks and our sponsor banks that register us with the payment networks for our failure or the failure of other third parties with whom we contract to protect this data in accordance with payment network requirements. The loss, destruction or unauthorized modification of client or consumer data by us or our contracted third parties could result in significant fines, sanctions, proceedings or actions against us by the payment networks, governmental bodies, consumers or others.

Threats may result from human error, fraud or malice on the part of employees or third parties, or from accidental technological failure. For example, certain of our employees have access to sensitive data that could be used to commit identity theft or fraud. Concerns about security increase when we transmit information electronically because such transmissions can be subject to attack, interception or loss. Also, computer viruses can be distributed and spread rapidly over the Internet and could infiltrate our systems or those of our contracted third parties. Denial of service or other attacks could be launched against us for a variety of purposes, including interfering with our services or to create a diversion for other malicious activities. These types of actions and attacks and others could disrupt our delivery of services or make them unavailable.

We and our contracted third parties could be subject to breaches of security by hackers. Our encryption of data and other protective measures may not prevent unauthorized access to or use of sensitive data. A systems breach may subject us to material losses or liability, including payment network fines, assessments and claims for unauthorized purchases with misappropriated credit, debit or card information, impersonation or other similar fraud claims. A misuse of such data or a cybersecurity breach (including a ransomware attack) could harm our reputation and deter clients from using electronic payments generally and our services specifically, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits and result in the imposition of material penalties and fines under state and federal laws or by the payment networks or limitations on our ability to process payment transactions on such payment networks. While we maintain cyber insurance coverage (which, in certain cases, is required pursuant to certain of our contractual commitments) that may, subject to policy terms and conditions, cover certain aspects of these risks, our insurance coverage may be insufficient to cover all losses. Additionally, we may be required to increase our cyber insurance coverage pursuant to our contractual commitments entered into in the future. Our cyber insurance costs have increased significantly following well-publicized ransomware attacks involving other organizations. The costs to maintain or increase our cyber insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

Any human error, fraud, malice, accidental technological failure or attacks against us or our contracted third parties could hurt our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, result in the loss of our sponsor bank relationships or our ability to participate in the payment networks, subject us to lawsuits, fines or sanctions, distract our management, increase our costs of doing business and/or materially impede our ability to conduct business.

Although we generally require that our agreements with our software integration partners or service providers include confidentiality obligations, we cannot guarantee that these contractual measures will prevent the unauthorized use, modification, destruction or disclosure of data or allow us to seek reimbursement from the contracted party. In addition, many of our clients are small and medium-sized businesses that may have limited competency regarding data security and handling requirements and may thus experience data breaches. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation and the incurrence of significant losses by us.

In addition, our agreements with our sponsor banks and our third-party payment processors (as well as payment network requirements) require us to take certain protective measures to ensure the confidentiality of client and consumer data. Any failure to adequately comply with these protective measures could result in fees, penalties, litigation or termination of our sponsor bank agreements. Further, certain of our sponsor banks have experienced, and could in the future experience, cybersecurity incidents that could disrupt our operations, expose us to liability and protracted and costly litigation and damage our reputation.

Security breaches may be subject to scrutiny from governmental agencies such as the FTC, the U.S. Department of Health and Human Services Office for Civil Rights, state attorneys general and the CFPB. See "Risks Related to Regulation" below.

If we cannot keep pace with rapid developments and changes in our industry, the use of our products and services could decline, causing a reduction in our revenues.

The electronic payments market is subject to constant and significant changes. This market is characterized by rapid technological evolution, new product and service introductions, evolving industry standards, changing client needs and the entrance of new competitors, including products and services that enable card networks and banks to transact with consumers directly. For example, in July 2023, the U.S. Federal Reserve launched its FedNow Service that enables individuals and businesses to send instant payments through their depositary institution accounts. In addition, advances in automation, data analytics and artificial intelligence are increasingly being incorporated into payment processing, risk management, compliance and customer support workflows across the industry.

To remain competitive, we continually pursue initiatives to develop new products and services and to enhance existing solutions. These projects carry risks, such as difficulty in determining market demand and timing for delivery, cost overruns, delays in delivery, data quality challenges and integration complexity, performance problems and lack of client acceptance, and some projects may require investment in non-revenue generating products or services that our software integration partners and clients expect to be included in our offerings. In addition, new products and offerings may not perform as intended or generate the business or revenue growth expected.

The continued growth and development of our payment processing services and solutions will depend on our ability to anticipate and adapt to changes in consumer and business behavior, client expectations and technology adoption. Any failure to timely integrate emerging payment methods into our software, to anticipate consumer or business behavior changes or to contract with processing partners that support such emerging payment technologies could cause us to lose traction among our clients or referral sources, including industry associations, resulting in a corresponding loss of revenue, if those methods become popular among end-users of their services.

Our products and services are designed to process complex transactions and provide reports and other information on those transactions, all at very high volumes and processing speeds. Our technology offerings must also integrate with a variety of network, hardware, mobile and software platforms and technologies, and we need to continuously modify and enhance our products and services to adapt to changes and innovation in these technologies. Any failure to deliver an effective, reliable and secure service or any performance issue that arises with a new product or service could result in significant processing or reporting errors or other losses. If we do not deliver a promised new product or service to our clients or software integration partners in a timely manner or the product or service does not perform as anticipated, our development efforts could result in increased costs and a loss in business, reducing our earnings and causing a loss of revenue. We also rely in part on third parties, including some of our competitors and potential competitors, for the development of and access to, or production of, new technologies, including software and hardware. For example, we rely on our software integration partners to integrate our services and products into the software platforms being used by our clients. Our future success will depend in part on our ability to develop or adapt to technological changes and evolving industry standards (including those related to automation and artificial intelligence). If we are unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost-effective basis, our business, financial condition and results of operations could be materially adversely affected.

If our vertical markets do not increase their acceptance of electronic payments or if there are adverse developments in the electronic payment industry in general, our business, financial condition and results of operations may be adversely affected.

The vertical markets we primarily serve have not historically utilized electronic payments to the same extent as traditional markets such as retail and travel. If consumers and businesses in our primary vertical markets do not increase their use of cards as payment methods for their transactions or if the mix of payment methods changes in a way that is adverse to us, such developments may have a material adverse effect on our business, financial condition and results of operations.

Industry consolidation within our vertical markets can adversely affect our growth or results.

Our focus on specific vertical markets exposes us to various risks associated with changes or disruptions within these sectors. For example, the consolidation or merger of businesses within the vertical markets we primarily serve reduces the number of potential clients and may limit our market opportunities. If key clients in these vertical markets merge or consolidate at an accelerated pace, we may face a decrease in demand, loss of business relationships or pricing pressures. These events may have a material and adverse impact on our results of operations.

Potential clients or software integration partners may be reluctant to switch to, or develop a relationship with, a new payment processor, which may adversely affect our growth.

Many potential clients and software integration partners worry about potential disadvantages associated with switching payment processing providers, such as a loss of accustomed functionality, increased costs and business disruption. There can be no assurance that our strategies for overcoming potential reluctance to change payment processing providers or to initiate a relationship with us will be successful, and this resistance may adversely affect our growth and our business overall.

Our sales efforts to large enterprises involve considerable time and expense with long and unpredictable sales cycles.

One of the factors affecting our growth and financial performance is the adoption of our solutions by large enterprise clients. As part of our sales efforts, we invest considerable time and expense evaluating the specific organizational needs of potential clients and educating these potential clients about the technical capabilities and value of our solutions. Large enterprises often have more consumers impacted by a change in payment processing providers, which leads these potential clients to evaluate our solutions and our technology platform at multiple levels within their organization. These evaluations often involve their senior management and require specific and stringent requirements. In connection with these evaluations, large enterprise clients may demand that we implement enhanced cybersecurity measures, privacy protocols or other compliance initiatives tailored to their needs or their industry regulations, which could increase our costs. As a result, our sales efforts to large enterprises span over considerable time and require greater expense with long and unpredictable sales cycles, which may cause our results of operations to fluctuate.

Our revenue is sensitive to shifts in payment mix.

Most of our revenues are derived from volume-based payment processing fees and other related fixed per transaction fees. In general, we receive more revenue for card-based payments than for ACH payments. Accordingly, if more of our client's customers start paying by ACH or other payment methods with lower transaction fees, it may have a material and adverse impact on our results of operations.

If we fail to comply with the applicable requirements of payment networks and industry self-regulatory organizations, those payment networks or organizations could seek to fine us, suspend us or terminate our registrations through our sponsor banks.

We rely on sponsor banks and, in certain cases, third-party processors to access the payment card networks, such as Visa and MasterCard, that enable our ability to offer to our clients the acceptance of credit cards and debit cards, and we must pay fees for such services. To provide our merchant acquiring services, we are registered through our sponsor banks with the Visa and MasterCard networks as a service provider for member institutions. As such, we, our sponsor banks and many of our clients are subject to complex and evolving payment network rules. The payment networks routinely update and modify requirements applicable to merchant acquirers, including rules regulating data integrity, third-party relationships (such as those with respect to sponsor banks and ISOs), merchant chargeback standards and PCI DSS. The rules of the card networks are set by their boards, which may be influenced by card issuers, some of which offer competing transaction processing services. Any changes in payment network rules or standards may be imposed on highly compressed timelines and may have a negative impact on our results of operations.

If we or our sponsor banks fail to comply with the applicable rules and requirements of any of the payment networks, such payment network could suspend or terminate our registration. Further, our transaction processing capabilities, including with respect to settlement processes, could be delayed or otherwise disrupted, and recurring non-compliance could result in the payment networks seeking to fine us or suspend or terminate our registrations that allow us to process transactions on their networks, which would make it impossible for us to conduct our business on its current scale.

Under certain circumstances specified in the payment network rules, we may be required to submit to periodic audits, self-assessments or other assessments with regard to our compliance with the PCI DSS. Such audits or assessments may reveal that we have failed to comply with the PCI DSS. In addition, even if we comply with the PCI DSS, there is no assurance that we will be protected from a security breach. The termination of our registrations with the payment networks, or any changes in payment network or issuer rules that limit our ability to provide merchant acquiring services, could have an adverse effect on our payment processing volumes, revenues and operating costs. If we are unable to comply with the requirements applicable to our payment processing activities, the payment networks could no longer allow us to provide these solutions, which would render us unable to conduct our business. If we were precluded from processing Visa and MasterCard electronic payments, we would lose a substantial portion of our revenues.

We are also subject to the operating rules of the NACHA. NACHA is a self-regulatory organization which administers and facilitates private-sector operating rules for ACH payments and defines the roles and responsibilities of financial institutions and other ACH network participants. The NACHA Rules and Operating Guidelines impose obligations on us and our partner financial institutions. These obligations include audit and oversight by the financial institutions and the imposition of mandatory corrective action, including termination, for serious violations. If an audit or self-assessment under PCI DSS or NACHA identifies any deficiencies that we need to remediate, the remediation efforts may distract our management team and be expensive and time consuming.

We rely on sponsor banks in order to process electronic payment transactions, and such sponsor banks have substantial discretion with respect to certain elements of our business practices. If these sponsorships are terminated and we are not able to secure new sponsor banks, we will not be able to conduct our business.

Because we are not a bank, we are not eligible for membership in the Visa, MasterCard and other payment networks, and are, therefore, unable to directly access these payment networks, which are required to process transactions. We are currently registered with payment networks through our sponsor banks.

If these sponsorships are terminated and we are unable to secure a replacement sponsor bank within the applicable wind down period, we will not be able to process electronic payment transactions. While we maintain relationships with multiple sponsor banks for flexibility in the processing of payment volume and in the pricing of our clients' solutions, the loss of or termination of a relationship with a sponsor bank or a significant decrease in the amount of payment volume that a sponsor bank processes for us could reduce such flexibility and negatively affect our business. To the extent the number of our sponsor banks decreases, we will become increasingly reliant on our remaining sponsor banks, which would materially adversely affect our business should our relationship with any of such remaining banks be terminated or otherwise disrupted. Furthermore, our agreements with our sponsor banks provide the sponsor banks with substantial discretion in approving certain elements of our business practices, including our solicitation, application and underwriting procedures for clients. Our sponsor banks' actions under these agreements could be detrimental to us.

To acquire and retain clients, we depend on our software integration partners that integrate our services and solutions into software used by our clients.

We rely heavily on the efforts of our software integration partners to ensure our services and solutions are properly integrated into the software that our clients use. Generally, our agreements with software integration partners are not exclusive and these partners retain the right to refer potential clients to other payment processors. In addition, our agreements with software integration partners do not generally prohibit these partners from providing payment processing solutions to clients (including by acquiring a competing payment processing business).

We may need to provide financial concessions to maintain or enhance relationships with current software integration partners or to attract potential software integration partners from our competitors. We have been required, and expect to be required in the future, to make concessions with our software integration partners (including when renewing contracts or when needed to incentivize the software integration partner to update or enhance the integration), and such concessions can have a material impact on our financial condition or operating performance.

If our software integration partners focus more heavily on working with other payment processors, acquire or develop their own payment processing capabilities, cease operations or become insolvent, we may be at risk of losing existing clients with whom these software integration partners have relationships. If we are unable to maintain our existing base of software integration partners or develop relationships with new software integration partners, our business, financial condition and results of operations would be materially adversely affected. In addition, our efforts to form relationships with new software integration partners may be hindered to the extent they perceive that integrating with a new payment processor or switching to us from another payment processor is too costly or time-consuming. Many software providers choose to integrate with only a small number of payments processors due to the requisite time and cost of integrating their systems with a payment processor's solutions.

Failure to effectively manage risk and prevent fraud could increase our chargeback liability and other liability.

We are potentially liable for losses caused by fraudulent card transactions or business fraud. Card fraud occurs when a merchant's customer uses a stolen card (or a stolen card number in a card-not-present transaction) to purchase merchandise or services. In a traditional card-present transaction, if the merchant swipes the card, receives authorization for the transaction from the card issuing bank and verifies the signature on the back of the card against the paper receipt signed by its customer, the card issuing bank remains liable for any loss. In a fraudulent card-not-present transaction, even if the merchant receives authorization for the transaction, the merchant may be liable for any loss arising from the transaction. In addition, consumers may dispute repayments on a loan or other obligation by claiming it was unlawful under applicable law.

Business fraud occurs when a business or organization, rather than a cardholder, opens a fraudulent merchant account and conducts fraudulent transactions or when a business, rather than a consumer (though sometimes working together with a consumer engaged in fraudulent activities), knowingly uses a stolen or counterfeit card or card number to record a false sales transaction, intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction, or provides services in violation of applicable law. Business fraud also occurs when employees of businesses change the business demand deposit accounts to their personal bank account numbers, so that payments are improperly credited to the employee's personal account.

Certain of these types of fraud present potential liability for chargebacks associated with our clients' processing transactions. If a billing dispute between a client and a consumer is not ultimately resolved in favor of our client, the disputed transaction is "charged back" to the client's bank and credited to the consumer's bank. Anytime our client is unable to satisfy a chargeback, we are responsible for that chargeback. We have a number of contractual protections and other means of recourse to mitigate those risks, including collateral or reserve accounts that we may require our clients to maintain for these types of contingencies. Nonetheless, if we are unable to collect the chargeback from the clients' account or reserve account (if applicable), or if the client refuses or is financially unable due to bankruptcy or other reasons to reimburse us for the chargeback, we bear the loss for the amount of the refund paid to the cardholder's bank. We have established systems and procedures to detect and reduce the impact of business fraud, but these measures may not be effective, and incidents of fraud could increase in the future. During the year ended December 31, 2025, our chargeback rate was less than 1% of payment volume. Any increase in chargebacks not paid by our clients could have a material adverse effect on our business, financial condition and results of operations.

Our processes to reduce fraud losses depend in part on our ability to restrict the deposit of processing funds while we investigate suspicious transactions. We could be sued by parties alleging that our restriction and investigation processes violate federal and state laws on consumer protection, unfair business practices or other applicable laws. If we are unable to defend any such claim successfully, we could be required to restructure our anti-fraud processes in ways that would harm our business or pay substantial fines.

As part of our program to reduce fraud losses, we may temporarily restrict the ability of clients to access certain processing deposits if those transactions or their account activity are identified by our anti-fraud models as suspicious. We could be sued by parties alleging that our restriction and investigation processes violate federal and state laws on consumer protection or unfair business practices. If we are unable to defend any such claim successfully, we could be required to restructure our anti-fraud processes in ways that could harm our business and to pay substantial fines. Even if we are able to defend a claim successfully, the litigation could damage our reputation, consume substantial amounts of our management's time and attention, and require us to change our client service and operations in ways that could increase our costs and decrease the effectiveness of our anti-fraud program. In addition, if a client has filed for bankruptcy protection, then our normal processes may be limited by applicable bankruptcy laws.

We receive savings related to favorable pricing or incentives on certain interchange and other payment network fees. To the extent we cannot maintain such savings and cannot pass along any corresponding increases in such fees to our clients, our operating results and financial condition may be materially adversely affected.

We bear interchange, assessment, transaction and other fees set by the payment networks to the card issuing banks and the payment networks for each transaction we process as a merchant acquirer. Under certain circumstances, the payment networks afford us preferential rates or incentives with respect to such fees, which helps us to control our operating costs. From time to time, the payment networks increase the interchange fees and other fees that they charge payment processors and the sponsor banks. At their sole discretion, our sponsor banks have the right to pass any increases in interchange and other fees on to us, and they have consistently done so in the past. We are generally permitted under the contracts into which we enter with our clients, and in the past have been able to, pass these fee increases along to our clients through corresponding increases in our processing fees. However, if we are unable to pass through these and other fees in the future (which could be the result of the structure of "flat rate" or convenience fee pricing under certain contracts), or if the payment networks decline to offer us preferential rates or incentives on such fees as compared to those charged to other payment processors, our business, financial condition and results of operations could be materially adversely affected.

Our systems and those of our third-party providers may fail due to factors beyond our control, which could interrupt our service, resulting in our inability to process payments or provide ancillary services, loss of business, increase in costs and exposure to liability.

We depend on the efficient and uninterrupted operation of numerous systems, including our computer network systems, software, data centers and telecommunication networks, as well as the systems and services of our sponsor banks, the payment networks, third-party providers of processing services and other third parties. Our systems and operations, or those of our third-party providers, such as our provider of dial-up authorization services, or the payment networks themselves, could be exposed to damage or interruption from, among other things, hardware and software defects or malfunctions, telecommunications failure, computer denial-of-service and other cyberattacks, unauthorized entry, computer viruses or other malware, human error, natural disaster, power loss, acts of terrorism or sabotage, financial insolvency of such providers and similar events. These threats, and errors or delays in the processing of payment transactions, system outages or other difficulties, could result in failure to process transactions or provide ancillary services, additional operating and development costs, diversion of technical and other resources, loss of revenue, clients and software integration partners, loss of client and accountholder data, harm to our business or reputation, exposure to fraud losses or other liabilities and fines and other sanctions imposed by payment networks. Our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.

At present, our critical operational systems, such as our payment gateway, are fully redundant, while certain of our less critical systems are not. Therefore, certain aspects of our operations may be subject to interruption. Also, while we have disaster recovery policies and arrangements in place, they have not been tested under actual disasters or similar events. Maintaining and upgrading our system is costly and time-consuming, involves significant technical risk and may divert our resources from new features and products, and there can be no assurances that such systems will be effective. Frequent or persistent site interruptions could lead to regulatory scrutiny, significant fines and penalties and mandatory and costly changes to our business practices.

In addition, we are continually improving and upgrading our information systems and technologies. Implementation of new systems and technologies is complex, expensive and time-consuming. If we fail to timely and successfully implement new information systems and technologies or improvements or upgrades to existing information systems and technologies, or if such systems and technologies do not operate as intended, this could have an adverse impact on our business, internal controls (including internal controls over financial reporting), results of operations and financial condition.

We rely on other service and technology providers. If such providers fail in or discontinue providing their services or technology to us, our ability to provide services to clients may be interrupted, and, as a result, our business, financial condition and results of operations could be adversely impacted.

We rely on third parties to provide or supplement card processing services and for infrastructure hosting services. We also rely on third parties for specific software and hardware used in providing our products and services. The termination by our service or technology providers of their arrangements with us or their failure to perform their services efficiently and effectively may adversely affect our relationships with our clients and, if we cannot find alternate providers quickly, may cause those clients to terminate their relationships with us.

Our third-party processors and third-party program managers, which provide us with front-end authorization services, card issuance program services and certain other services, compete with us or may compete with us in the future in the vertical markets that we serve. There can be no assurance that these processors will maintain their relationships with us in the future or that they will refrain from competing directly with the solutions that we offer.

If we are unable to renew our existing contracts with our most significant vendors, we might not be able to replace the related products or services at the same cost, which would negatively impact our profitability. Additionally, while we believe we would be able to locate alternative vendors to provide substantially similar services at comparable rates, or otherwise replicate such services internally, no assurance can be made that a change would not be disruptive to our business, which could potentially lead to a material adverse impact on our revenue and profitability until resolved.

We also rely in part on third parties for the development of and access to new technologies, and updates to existing products and services for which third parties provide ongoing support, which reliance increases the cost associated with new and existing product and service offerings. Failure by these third-party providers to devote an appropriate level of attention to our products and services could result in delays in introducing new products or services, or delays in resolving any issues with existing products or services for which third-party providers provide ongoing support.

We are subject to economic and political risk, the business cycles of our clients and software integration partners and the overall level of consumer and commercial spending, which could negatively impact our business, financial condition and results of operations.

The electronic payment industry depends heavily on the overall level of consumer and commercial spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income and changes in consumer purchasing habits, including natural disasters and health emergencies, including earthquakes, fires, power outages, typhoons, floods, pandemics or epidemics and manmade events such as civil unrest, labor disruption, international trade disputes, international conflicts, terrorism, wars and critical infrastructure attacks. A sustained deterioration in general economic conditions, particularly in the United States, continued uncertainty for an extended period of time, persistent inflation or increases in interest rates, could adversely affect our financial performance by reducing the number or aggregate volume of transactions made using electronic payments. Our consumer finance and mortgage clients may be disproportionately impacted by increased interest rates or a general economic downturn, which could result in a decrease to our revenue and profits. If our consumer finance or mortgage clients make fewer or smaller loans (or their borrowers fail to make required payments), or consumers and businesses spend less money through electronic payments, we will have fewer transactions to process at lower dollar amounts, resulting in lower revenue. Smaller tax refunds to consumers, due to the absence of additional stimulus or similar impacts or otherwise, could also negatively impact our results of operations.

The U.S. and international markets are continuing to experience uncertain and volatile economic conditions, including from the impacts of sustained inflation, recession concerns and threat of increased tariffs or other protectionist trade policies. These conditions make it extremely difficult for us to accurately forecast and plan future business activities. Together, these circumstances create an environment in which it is challenging for us to predict future operating results. If these uncertain business, macroeconomic or political conditions continue or further decline, our business, financial condition and results of operations could be materially adversely affected.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks associated with providing payment processing solutions.

We operate in a rapidly changing industry. Accordingly, our risk management policies and procedures may not be fully effective to identify, monitor, manage and remediate our risks associated with providing payment processing solutions. Some of our risk evaluation methods depend upon information provided by others and public information regarding markets, clients or other matters that are otherwise inaccessible by us. In some cases, that information may not be accurate, complete or up-to-date. Additionally, our risk detection system is subject to a high degree of "false positive" risks being detected, which makes it difficult for us to identify real risks in a timely manner. If our policies and procedures are not fully effective or we are not always successful in capturing all risks to which we are or may be exposed, we may suffer harm to our reputation or be subject to litigation or regulatory actions that materially increase our costs and limit our ability to grow and may cause us to lose existing clients.

Certain payment funding methods expose us to the credit and/or operating risk of our clients.

When we process certain types of transactions (including ACH payments and our Instant Funding solutions) for certain clients, we occasionally transfer funds from our settlement account to the intended destination account before we receive funds from a client's source account. The vast majority of these occurrences are resolved quickly through normal processes. However, if they are not resolved and we are then unable to reverse the transaction that sent funds to the intended destination, a shortfall in our settlement account will be created. Although we have legal recourse against our clients for the amount of the shortfall, timing of recovery may be delayed by litigation or the amount of any recovery may be less than the shortfall. In either case, we would have to fund the shortfall in our settlement account from our corporate funds.

We may not be able to continue to expand our share in our existing vertical markets or continue to expand into new vertical markets, which would inhibit our ability to grow and increase our profitability.

Our future growth and profitability depend, in part, upon our continued expansion within the vertical markets in which we currently operate, the emergence of other vertical markets for electronic payments and our integrated solutions, and our ability to penetrate new vertical markets and our current software integration partners' client bases. As part of our strategy to expand into new vertical markets and increase our share in our existing vertical markets, we look for acquisition opportunities and partnerships with other businesses that will allow us to increase our market penetration, technological capabilities, product offerings and distribution capabilities. We may not be able to successfully identify suitable acquisition or partnership candidates in the future, and if we do identify them, they may not provide us with the benefits we anticipated.

In addition, our ability to continue to grow and profitably service clients in Canada is uncertain and will require additional resources and controls, and we may encounter unanticipated challenges.

Our expansion into new vertical markets also depends on our ability to adapt our existing technology or to develop new technologies to meet the particular needs of each new vertical market. We may not have adequate financial or technological resources to develop effective and secure services or distribution channels that will satisfy the demands of these new vertical markets. Penetrating these new vertical markets may also prove to be more challenging or costly or may take longer than we may anticipate. If we fail to expand into new vertical markets and increase our penetration into existing vertical markets, we may not be able to continue to grow our revenues and earnings.

We may not be able to successfully manage our intellectual property and are subject to infringement claims.

We rely on a combination of contractual rights and copyright, trademark, patent and trade secret laws to establish and protect our proprietary technology, which is critical to our success, particularly in our strategic verticals where we may offer proprietary software solutions to our clients. Third parties have, and in the future may, challenge, circumvent, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of service offerings or other competitive harm. Other parties, including our competitors, may independently develop similar technology and duplicate our services or design around our intellectual property and, in such cases, we may not be able to assert our intellectual property rights against such parties. Further, our contractual arrangements may be subject to termination or renegotiation with unfavorable terms to us, and our third-party licensors may be subject to bankruptcy, insolvency and other adverse business dynamics, any of which might affect our ability to use and exploit the products licensed to us by such third-party licensors. Additionally, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights and know-how, which is expensive, could cause a diversion of resources and may not prove successful. Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or retain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection or the inability to license or otherwise use third-party intellectual property could harm our business and ability to compete. We regularly engage third parties for offshore development activities, which may heighten all of the risks noted above.

We are also subject to costly litigation if our services and technology are alleged to infringe upon or otherwise violate a third party's proprietary rights. Third parties may have, or may eventually be issued, patents that could be infringed by our products, services or technology. Some of these third parties have made, and any of these third parties could make in the future, a claim of infringement, breach or other violation of third-party intellectual property rights against us with respect to our products, services or technology. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to these claims. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making claims of infringement or other violations and attempting to extract settlements from companies like us. Even if we believe that intellectual property related claims are without merit, defending against such claims is time consuming and expensive and could result in the diversion of time and attention of our management and employees. Claims of intellectual property infringement or violation also may require us to redesign affected products or services, enter into costly settlement or license agreements, pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our products or services. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstance, may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted.

The loss of key personnel or the loss of our ability to attract, recruit, retain and develop qualified employees, could adversely affect our business, financial condition and results of operations.

We depend on the ability and experience of a number of our key personnel who have substantial experience with our operations, the rapidly changing payment processing industry and the vertical markets in which we offer our products and services. Our success depends in part on the continued service and expertise of our senior management and other key personnel, many of whom have developed significant institutional knowledge and industry experience. Our senior leaders and other key employees have developed important relationships with the card networks and our sponsor banks, key clients, software integration partners and other payment processing and service providers, and the loss of one or more of these individuals could disrupt our operations, strategic initiatives or client relationships. From time to time, we have experienced, and may continue to experience, turnover in key management or other critical roles, and there can be no assurance that we will be able to retain or replace such personnel with individuals possessing comparable experience, expertise or industry relationships on a timely basis, or at all.

Further, in order for us to continue to successfully compete and grow, we must attract, recruit, develop and retain personnel who will provide us with the expertise we need. Our success also depends on the skill and experience of our sales force, which we must continuously work to maintain. While we have a number of key personnel who have substantial experience with our operations, we must also develop our personnel so that our personnel are capable of maintaining the continuity of our operations, supporting the development of new services and solutions and expanding our client base. The market for qualified personnel is highly competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. Our efforts to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability.

We have been the subject of various claims and legal proceedings and may become the subject of claims, litigation or investigations which could have a material adverse effect on our business, financial condition or results of operations.

In the ordinary course of business, we are the subject of various claims and legal proceedings and may become the subject of claims, litigation or investigations, including commercial disputes and employee claims, such as claims of age discrimination, sexual harassment, gender discrimination or local, state and federal labor law violations, and from time to time may be involved in governmental or regulatory investigations or similar matters arising out of our current or future business. Any claims asserted against us or our management, regardless of merit or eventual outcome, could harm our reputation and have an adverse impact on our relationships with our clients, software integration partners and other third parties and could lead to additional related claims. In light of the potential cost and uncertainty involved in litigation, we have in the past and may in the future settle matters even when we believe we have a meritorious defense. Certain claims may seek injunctive relief, which could disrupt the ordinary conduct of our business and operations or increase our costs of doing business. Our insurance or indemnities may not cover all claims that may be asserted against us. Furthermore, there is no guarantee that we will be successful in defending pending or future litigation or similar matters under various laws. Any judgments or settlements in any pending or future claims, litigation or investigations could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully execute our growth strategies.

If we are unable to execute on our growth strategies, our business, financial condition and results of operations may be adversely affected. An important part of our growth strategy is to enter into new vertical markets through platform acquisitions of vertically-focused integrated payment and software solutions providers, to expand within our existing vertical markets through selective tuck-in acquisitions and to otherwise increase our presence in the payments processing market. However, we have not completed an acquisition in over three years.

Although we expect to continue to execute our acquisition strategy:

- we may not be able to identify suitable acquisition candidates or acquire additional assets on favorable terms;

- we may compete with others to acquire assets, which competition may increase, and any level of competition could result in decreased availability or increased prices for acquisition candidates;

- competing bidders for such acquisitions may be larger, better-funded organizations with more resources and easier access to capital;

- we may experience difficulty in anticipating the timing and availability of acquisition candidates;

- we may not be able to obtain the necessary financing, on favorable terms or at all, to finance any of our potential acquisitions;

- potential acquisitions may be subject to regulatory approvals, which may cause delays and uncertainties; and

- we may not be able to generate cash necessary to execute our acquisition strategy.

The occurrence of any of these factors could continue to adversely affect our growth strategy.

Our acquisitions subject us to a variety of risks that could harm our business and the anticipated benefits from our acquisitions may not be realized on the expected timeline or at all.

We may experience various challenges associated with our acquired businesses, such as:

- we may need to allocate substantial operational, financial and management resources in integrating new businesses, technologies and products, and management may encounter difficulties in integrating the operations, personnel or systems of the acquired business;

  - the acquisition may have a material adverse effect on our business relationships with existing or future clients or software integration partners;

  - we may assume substantial actual or contingent liabilities, known and unknown;

  - the acquisition may not meet our expectations of future financial performance on our expected timeline or at all;

  - we may experience delays or reductions in realizing expected synergies or benefits;

  - we may incur substantial unanticipated costs or encounter other problems associated with the acquired business, including challenges associated with transfer of various data processing functions and connections to our systems and those of our third-party service providers;

  - we may be required to take write-downs or write-offs, restructuring and impairment or other charges;

  - we may be unable to achieve our intended objectives for the transaction; and

  - we may not be able to retain the key personnel, clients and suppliers of the acquired business.

These challenges and costs and expenses may adversely affect our business, financial condition and results of operations.

Actual or perceived adverse developments affecting financial institutions could have a material and adverse impact on our business, financial condition or results of operations.

In our business, we maintain relationships with financial institutions in various capacities. Our cash and cash equivalents are held in accounts with banks or other financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). In most cases, the amounts held in these accounts exceed the FDIC insurance limits. We also rely on financial institutions to act as our sponsor banks in order to enable us to process electronic payment transactions for our clients. In this regard, we maintain relationships with multiple sponsor banks in an effort to secure competitive pricing for our clients and to maintain redundancy. In addition, our clients include credit unions, banks and non-bank lenders who utilize our payment technology solutions in exchange for processing fees.

Periods of actual or perceived stress in the banking or broader financial services sector—whether resulting from liquidity concerns, changes in regulatory expectations, macroeconomic conditions or other factors—could adversely affect the financial institutions with which we do business or the terms on which they provide services to us. Any failure of, or material adverse development affecting, one or more of our sponsor banks or other financial institution counterparties, or market concerns regarding their financial condition, could impair our liquidity, disrupt our ability to process transactions for clients, or negatively affect our relationships with clients and partner. Similarly, adverse developments affecting the financial institutions on which our clients rely could negatively impact our clients' operations or financial condition, which in turn could reduce payment volumes processed through our platform or otherwise adversely affect our business, financial condition or results of operations.

Risks Related to Regulation

We and our clients are subject to extensive government regulation, and any new laws and regulations, industry standards or revisions made to existing laws, regulations or industry standards affecting our business, our clients' businesses or the electronic payments industry, or our or our clients' actual or perceived failure to comply with such obligations, may have an unfavorable impact on our business, financial condition and results of operations.

We and the clients we serve are subject to numerous federal and state regulations that affect the electronic payments industry. The regulatory environment applicable to our business and our clients' businesses is complex, fragmented and subject to change, and regulatory priorities, interpretations and enforcement approaches may vary over time due to legal, policy, funding and administrative factors. Changes to statutes, regulations or industry standards, including interpretation and implementation of statutes, regulations or standards, could increase our cost of doing business or affect the competitive balance. Failure to comply with regulations may have an adverse effect on our business, including the limitation, suspension or termination of services provided to, or by, third parties, and the imposition of penalties or fines. To the extent these regulations negatively impact the business, operations or financial condition of our clients, our business and results of operations could be materially and adversely affected because, among other matters, our clients could have less capacity to purchase products and services from us, could decide to avoid or abandon certain lines of business, or could seek to pass on increased costs to us by negotiating price reductions. We could be required to invest a significant amount of time and resources to comply with additional regulations or oversight or to modify the manner in which we contract with or provide products and services to our clients; and those regulations could directly or indirectly limit how much we can charge for our services. We may not be able to update our existing products and services, or develop new ones, to satisfy our client' needs. Any of these events, if realized, could have a material adverse effect on our business, results of operations and financial condition.

Interchange fees, which are typically paid to the card issuer in connection with credit and debit card transactions, are subject to increasingly intense legal, regulatory and legislative scrutiny. In particular, the Dodd-Frank Act significantly changed the U.S. financial regulatory system by regulating and limiting debit card fees charged by certain issuers, allowing merchants to set minimum dollar amounts for the acceptance of credit cards and allowing merchants to offer discounts or other incentives for different payment methods. These regulations (as well as any related modifications or changes in interpretation) could negatively affect the number of debit transactions, and prices charged per transaction, which would negatively affect our business.

Many of our clients desire to impose a convenience fee or a surcharge in connection with their customers' use of a credit or debit card or other form of electronic payment. Recent federal actions aimed at addressing so-called "junk fees" have heightened regulatory scrutiny in this area, further complicating compliance with various state laws and regulations that impose prohibitions or other limitations on those types of fees or charges. The interpretation of these laws and regulations, as well as evolving payment network rules, continue to change, which can create uncertainty. These developments could negatively affect the willingness of some of our clients to accept credit or debit card or other electronic payment or result in less favorable terms to us in exchange for our clients to absorb those fees and costs, all of which would negatively affect our business.

Laws and regulations, even if not directed at us, may require us to take significant efforts to change our services and solutions and may require that we incur additional compliance costs and change how we price our products and services to our clients and software integration partners. Implementing new compliance efforts is difficult because of the complexity of new regulatory requirements, and we are devoting and will continue to devote significant resources to ensure compliance. Furthermore, regulatory actions may precipitate changes in business practices by us and other industry participants which could affect how we market, price and distribute our products and services, and which could materially adversely affect our business, financial condition and results of operations. In addition, even an inadvertent failure to comply with laws and regulations or evolving public perceptions of our business could damage our business or our reputation.

Depending on how our products and services evolve, we may be subject to a variety of additional laws and regulations, including those governing money transmission, gift cards and other prepaid access instruments, electronic funds transfers, anti-money laundering, counter-terrorist financing, restrictions on foreign assets, banking and lending, and import and export restrictions.

Our efforts to comply with these laws and regulations could be costly and result in diversion of management time and effort and may still not guarantee compliance. In addition, to the extent we decide to offer our products and services in additional jurisdictions (for example, our expansion into Canada), we may incur additional compliance-related costs with respect to operating in such jurisdictions. Additionally, as our products and services evolve, and as regulators continue to increase their scrutiny of compliance with these obligations, we may be subject to a variety of additional laws and regulations, or we may be required to further revise or expand our compliance management system, including the procedures we use to verify the identity of our clients and their end customers and to monitor transactions. If we are found to be in violation of any such legal or regulatory requirements, we may be subject to monetary fines or other penalties, such as a cease and desist order, or we may be required to alter the nature or packaging of our services and solutions, any of which could adversely affect our business or operating results.

The businesses of many of our clients are strictly regulated in every jurisdiction in which they operate, and such regulations, and our clients' failure to comply with them, could have an adverse effect on our clients' businesses and, as a result, our results of operations.

A meaningful portion of our clients are consumer lenders that provide personal loans and automotive loans to consumers that have varying degrees of credit risk. The regulatory environment that these clients operate in is very complex because applicable regulations are often enacted by multiple agencies in the state and federal governments. Such clients are also subject to negative public perceptions that their consumer lending activities constitute predatory or abusive lending to consumers, and concerns raised by consumer advocacy groups and government officials may lead to efforts to further regulate the industry in which many of our clients operate.

Similarly, our clients in the receivables management industry are subject to a complex and evolving framework of federal and state laws and regulations that govern debt collection practices. These requirements are enforced by multiple regulatory authorities and, in some cases, through private litigation, and regulatory priorities, interpretations and enforcement approaches may vary over time. Increased scrutiny of debt collection practices—whether through rulemaking, guidance, supervisory activity or enforcement actions—could result in investigations, penalties or required changes to our clients' business practices. In addition, the FDCPA and comparable state laws provide for private rights of action against debt collectors, including the potential for actual damages, statutory damages and attorneys' fees and costs.

The combination of these factors could materially adversely affect the business of our clients and may force our consumer lender or receivables management clients to change their business models. As a result, we may need to be nimble and quickly respond to the evolving needs of the vertical markets that we serve.

If the business of our clients is materially adversely affected by the uncertainties described above and if we or our clients fail to respond to such changes in the industry in a timely manner, or if there are significant changes in such vertical markets that we do not anticipate, our business, financial condition and results of operations would be materially adversely affected.

We may be required to become licensed under state money transmission statutes.

We provide payment processing services through our various operating subsidiaries. We, along with our third party service providers, use structural arrangements designed to remove our activities from the scope of money transmitter regulation. There can be no assurance that these structural arrangements will remain effective as money transmitter laws continue to evolve or that the applicable regulatory bodies, particularly state agencies, will view our payment processing activities as compliant. Any determination that we are in fact required to be licensed under the state money transmission statutes may require substantial expenditures of time and money and could lead to liability in the nature of penalties or fines, which would have a materially adverse effect on our business and our financial results.

We must comply with laws and regulations prohibiting unfair or deceptive acts or practices, and any failure to do so could materially and adversely affect our business.

We and many of our clients are subject to Section 5 of the Federal Trade Commission Act prohibiting unfair or deceptive acts or practices and various state laws that are similar in scope and subject matter. In addition, provisions of the Dodd-Frank Act that prohibit unfair, deceptive or abusive acts or practices, the Telemarketing Sales Act and other laws, rules and/or regulations, may directly impact the activities of certain of our clients, and in some cases may subject us, as the electronic payment processor or provider of payment settlement services, to investigations, fees, fines and disgorgement of funds if we are found to have improperly aided and abetted or otherwise provided the means and instrumentalities to facilitate the illegal or improper activities of a client through our services. Various federal and state regulatory enforcement agencies, including the FTC and state attorneys general have authority to take action against non-banks that engage in UDAAP, or violate other laws, rules and regulations. To the extent we are processing payments or providing products and services for a client suspected of violating such laws, rules and regulations, we may face enforcement actions and incur losses and liabilities that may adversely affect our business.

Governmental regulations designed to protect or limit access to or use of consumer information could adversely affect our ability to effectively provide our products and services.

In addition to those regulations discussed previously that are imposed by the card networks and NACHA, governmental bodies in the United States have adopted, or are considering the adoption of, laws and regulations restricting the use, collection, storage, transfer and disposal of, and requiring safeguarding of, non-public personal information. Our operations are subject to certain provisions of these laws. Applicable federal privacy laws may restrict our collection, processing, storage, use and disclosure of personal information, may require us to notify individuals of our privacy practices and provide individuals with certain rights to prevent the use and disclosure of protected information, and mandate certain procedures with respect to safeguarding and proper description of stored information. Certain state laws impose similar privacy obligations as well as obligations to provide notification of security breaches of personal information to affected individuals, state officers, consumer reporting agencies and businesses and governmental agencies. The applicable regulatory framework for privacy issues is evolving and is likely to continue doing so for the foreseeable future, which creates uncertainty. The state privacy law framework is described under "Privacy and Information Security Regulations" in Item 1. Business above.

Further, we are obligated by our clients, sponsor banks and software integration partners to maintain the confidentiality and security of non-public consumer information that our clients and their end customers share with us. Our contracts may require periodic audits by independent parties regarding our compliance with applicable standards, and may permit our counterparties to audit our compliance with best practices established by regulatory guidelines with respect to confidentiality and security of non-public personal information. Our ability to maintain compliance with these standards and satisfy these audits will affect our ability to attract, grow and maintain business in the future, and any failure to do so could subject us to contractual liability, each of which could have a material effect on our business and results of operations.

If we fail to comply with these laws, regulations or contractual terms, or if we experience security breaches, we could face regulatory enforcement proceedings, suits for breach of contract and monetary liabilities. Additionally, any such failure could harm the relationships and reputation we depend on to retain existing clients and software integration partners and obtain new clients and software integration partners. If federal and state governmental bodies adopt more restrictive privacy laws in the future, our compliance costs could increase, and it could make our due diligence reviews and monitoring regarding the risk of our clients more difficult, complex and expensive. As our business grows, we may also be required to invest in a more substantive and complex compliance management system than the one we currently employ.

Changes in tax laws or their judicial or administrative interpretations, or becoming subject to additional U.S., state or local taxes that cannot be passed through to our clients, could negatively affect our business, financial condition and results of operations.

Our operations are subject to extensive tax liabilities, including federal and state and transactional taxes such as excise, sales/use, payroll, franchise, withholding and ad valorem taxes. Changes in tax laws or their judicial or administrative interpretations could decrease the amount of revenues we receive, the value of any tax loss carryforwards and tax credits recorded on our balance sheet and the amount of our cash flow, and may have a material adverse impact on our business, financial condition and results of operations. Some of our tax liabilities are subject to periodic audits by the applicable taxing authority which could increase our tax liabilities. Furthermore, companies in the payment processing industry, including us, may become subject to incremental taxation in various taxing jurisdictions. Taxing jurisdictions have not yet adopted uniform positions on this topic. If we are required to pay additional taxes and are unable to pass the tax expense through to our clients, our costs would increase and our net income would be reduced, which could have a material adverse effect on our business, financial condition and results of operations.

Failure to maintain effective systems of internal and disclosure control could have a material adverse effect on our results of operation and financial condition.

Effective internal and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud, and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. As part of our ongoing monitoring of internal control, we have discovered in the past and may discover in the future material weaknesses or significant deficiencies in internal control that require remediation. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

We have in the past discovered, and may in the future discover, material weaknesses and other areas of our internal controls that need improvement. We continue to work to improve our internal controls. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to maintain effective controls or to timely implement any necessary improvement of our internal and disclosure controls could, among other things, result in losses from fraud or error, harm our reputation, or cause investors to lose confidence in the reported financial information, all of which could have a material adverse effect on our results of operation and financial condition. In addition, as a result of such material weaknesses and other matters raised or that may in the future be raised by the SEC, we face potential for litigation or other disputes.

Risks Related to Our Indebtedness

Our level of indebtedness could adversely affect our ability to meet our obligations under our indebtedness, react to changes in the economy or our industry and to raise additional capital to fund operations.

On July 10, 2024, we increased our existing senior secured credit facilities to a $250.0 million revolving credit facility pursuant to an amendment to the revolving credit agreement with Truist Bank and certain other lenders (the "Second Amended Credit Agreement"). On January 19, 2021, we issued $440.0 million in aggregate principal amount of our 0.00% convertible senior notes due 2026 (the "2026 Notes"). On July 8, 2024, we repurchased $220.0 million of the 2026 Notes. Additionally, on July 8, 2024, we issued $287.5 million in aggregate principal amount of our 2.875% convertible senior notes due 2029 (the "2029 Notes"). On August 22, 2025, we repurchased $73.5 million of the 2026 Notes. On or about February 2, 2026, we used borrowings from the Second Amended Credit Agreement, together with some of our cash hand, to satisfy the remaining obligations under the 2026 Notes. Our ability to service our obligations under our indebtedness, including the 2029 Notes and any indebtedness we have incurred or may further incur under the Second Amended Credit Agreement, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. If we are unable to generate the necessary cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional debt financing or equity capital on terms that may be onerous or highly dilutive.

Our indebtedness under the Second Amended Credit Agreement bears interest at a variable rate, primarily based on the Secured Overnight Financing Rate ("SOFR"), and, as a result, our interest expense may increase if market interest rates rise, which could adversely affect our cash flows and results of operations.

Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations, and such level of indebtedness could have important consequences to our stockholders.

We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility.

Future operating flexibility is limited by the restrictive covenants in the Amended Credit Agreement, and we may be unable to comply with all covenants in the future.

The Second Amended Credit Agreement imposes restrictions that could impede our ability to enter into certain corporate transactions, as well as increases our vulnerability to adverse economic and industry conditions, by limiting our flexibility in planning for, and reacting to, changes in our business and industry. These restrictions will limit our ability to, among other things:

- incur or guarantee additional debt;

- pay dividends on capital stock or redeem, repurchase, retire or otherwise acquire any capital stock;

- make certain payments, dividends, distributions or investments; and

- merge or consolidate with other companies or transfer all or substantially all of our assets.

In addition, the Second Amended Credit Agreement contains certain negative covenants that restrict the incurrence of indebtedness unless certain incurrence-based financial covenant requirements are met. The restrictions may prevent us from taking actions that we believe would be in the best interests of the business and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Our ability to comply with these restrictive covenants in future periods will largely depend on our ability to successfully implement our overall business strategy. The breach of any of these covenants or restrictions could result in a default, which could result in the acceleration of our debt. In the event of an acceleration of our indebtedness, we could be forced to apply all available cash flows to repay such debt, which would reduce or eliminate distributions to us, which could also force us into bankruptcy or liquidation.

We may not have the ability to raise the funds necessary to settle conversions of the 2029 Notes, or to repurchase the 2029 Notes upon a fundamental change, and our future debt may contain, limitations on our ability to pay cash upon conversion or repurchase of the 2029 Notes.

Holders of the 2029 Notes have the right to require us to repurchase their 2029 Notes upon the occurrence of a fundamental change at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any. Upon conversion of the 2029 Notes, we will be required to make cash payments up to the aggregate principal amount of the 2029 Notes being converted and in respect of the remainder, if any, of our conversion obligation, we may elect to make cash payments or deliver shares of our Class A common stock, or a combination, to settle such conversion. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of the 2029 Notes surrendered therefor or to pay cash with respect to the 2029 Notes being converted.

In addition, our ability to repurchase the 2029 Notes or to pay cash upon conversion of the 2029 Notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repurchase the 2029 Notes at a time when the repurchase is required by the indenture governing the 2029 Notes (the "indenture") or to pay any cash payable on future conversions of the 2029 Notes as required by the indenture, would constitute a default under the indenture. A default under the indenture, or the fundamental change itself, could also lead to a default under our Second Amended Credit Agreement and other agreements governing our existing or future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness, repurchase, make interest payments on or make cash payments upon conversion of the 2029 Notes.

The conditional conversion feature of the 2029 Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the 2029 Notes is triggered, holders of the 2029 Notes will be entitled to convert their 2029 Notes at any time during specified periods at their option. If one or more holders elect to convert their 2029 Notes, we would be required to settle any converted principal amount of such notes through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their 2029 Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the 2029 Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

Provisions in the indenture could delay or prevent an otherwise beneficial takeover of the Company

Certain provisions of the 2029 Notes and the indenture could make a third party attempt to acquire us more difficult or expensive. For example, if a takeover constitutes a fundamental change, then we will be required to make an offer to the holders of the 2029 Notes to repurchase for cash all or part of their outstanding 2029 Notes. In addition, if a takeover constitutes a make-whole fundamental change, then we may be required to increase the conversion rate temporarily. In either case, and in other cases, our obligations under the 2029 Notes could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management, including in a transaction that you may view as favorable.

Risks Related to Our Ownership Structure

We are a holding company and our only material asset is our interest in Hawk Parent, and we are accordingly dependent upon distributions made by our subsidiaries to pay taxes, make payments under the Tax Receivable Agreement, meet our financial obligations under the Second Amended Credit Agreement or the 2029 Notes and pay dividends.

We are a holding company with no material assets other than our ownership of limited liability company interests of Hawk Parent (the "Post-Merger Repay Units" and holders of such Post-Merger Repay Units other than the Company, the "Repay Unitholders") and our managing member interest in Hawk Parent, and we have no independent means of generating revenue or cash flow. Upon the completion of the Business Combination, we entered into that certain Tax Receivable Agreement (the "Tax Receivable Agreement" or "TRA") with the Repay Unitholders. Our ability to pay taxes, make payments under the Tax Receivable Agreement, meet our financial obligations under the Notes and pay dividends will depend on the financial results and cash flows of Hawk Parent and its subsidiaries and the distributions we receive from Hawk Parent. Deterioration in the financial condition, earnings or cash flow of Hawk Parent and its subsidiaries, including its operating subsidiaries, for any reason could limit or impair Hawk Parent's ability to pay such distributions. Additionally, to the extent that we need funds and Hawk Parent and/or any of its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or Hawk Parent is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

Hawk Parent is treated as a partnership for U.S. federal income tax purposes and, as such, generally is not subject to any entity-level U.S. federal income tax. Instead, taxable income is allocated to Repay Unitholders (including us). Accordingly, we will be required to pay income taxes on our allocable share of any net taxable income of Hawk Parent. Under the terms of Hawk Parent's Amended and Restated Operating Agreement, Hawk Parent is obligated to make tax distributions to Repay Unitholders (including us) calculated at certain assumed tax rates. In addition to tax expenses, we will also incur expenses related to our operations, including payment obligations under the Tax Receivable Agreement (and the cost of administering such payment obligations), which could be significant. We intend to cause Hawk Parent to make distributions to Repay Unitholders in amounts sufficient to cover all applicable taxes (calculated at assumed tax rates), relevant operating expenses, payments under the Tax Receivable Agreement and dividends, if any, declared by Hawk Parent. However, as discussed below, Hawk Parent's ability to make such distributions may be subject to various limitations and restrictions including, but not limited to, restrictions on distributions that would either violate any contract or agreement to which Hawk Parent is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Hawk Parent insolvent. If our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement and to fund our obligations, we may be required to incur additional indebtedness to provide the liquidity needed to make such payments, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement.

Additionally, although Hawk Parent generally is not subject to any entity-level U.S. federal income tax, it may be liable under recent federal tax legislation for adjustments to its tax return, absent an election to the contrary. In the event Hawk Parent's calculations of taxable income are incorrect, its members, including us, in later years may be subject to material liabilities pursuant to this federal legislation and its related guidance.

We anticipate that the distributions we will receive from Hawk Parent may, in certain periods, exceed our actual tax liabilities and obligations to make payments under the Tax Receivable Agreement. Our board of the directors, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, to acquire additional newly issued Post-Merger Repay Units from Hawk Parent at a per unit price determined by reference to the market value of the Class A common stock; to pay dividends, which may include special dividends, on our Class A common stock; to fund repurchases of Class A common stock; or any combination of the foregoing. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. To the extent that we do not distribute such excess cash as dividends on Class A common stock or otherwise undertake ameliorative actions between Post-Merger Repay Units and shares of Class A common stock and instead, for example, hold such cash balances, Repay Unitholders that hold interests in Hawk Parent pre-Business Combination may benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following an exchange of their Post-Merger Repay Units, notwithstanding that such holders may previously have participated as holders of Post-Merger Repay Units in distributions by Hawk Parent that resulted in such excess cash balances being held by us.

Dividends on our common stock, if any, will be paid at the discretion of our board of directors, which will consider, among other things, our business, operating results, financial condition, current and expected cash needs, plans for expansion and any legal or contractual limitations on our ability to pay such dividends. Financing arrangements may include restrictive covenants that restrict our ability to pay dividends or make other distributions to our stockholders. In addition, Hawk Parent is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Hawk Parent (with certain exceptions) exceed the fair value of its assets. Hawk Parent's subsidiaries are generally subject to similar legal limitations on their ability to make distributions to Hawk Parent. If Hawk Parent does not have sufficient funds to make distributions, our ability to declare and pay cash dividends may also be restricted or impaired.

Under the Tax Receivable Agreement, we will be required to pay 100% of the tax benefits relating to tax depreciation or amortization deductions as a result of the tax basis step-up we receive in connection with the exchanges (including an exchange in a sale for cash) of Post-Merger Repay Units into our Class A common stock and related transactions, and those payments may be substantial.

The Repay Unitholders may exchange their Post-Merger Repay Units for shares of Class A common stock pursuant to the Exchange Agreement, subject to certain conditions as set forth therein and in Hawk Parent's Amended and Restated Operating Agreement, or in an exchange in a sale for cash. These exchanges are expected to result in increases in our allocable share of the tax basis of the tangible and intangible assets of Hawk Parent. These increases in tax basis may increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of income or franchise tax that we would otherwise be required to pay in the future had such exchanges never occurred.

In connection with the Business Combination, we entered into the Tax Receivable Agreement, which generally provides for the payment to the Repay Unitholders by us of 100% of certain tax benefits, if any, that we realize (or in certain cases are deemed to realize) (a portion of which will be paid in turn to certain service providers on behalf of them in respect of certain transaction expenses) as a result of these increases in tax basis and certain other tax attributes of Hawk Parent and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. These payments are our obligation and not an obligation of Hawk Parent. The actual increase in our allocable share of Hawk Parent's tax basis in its assets, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges, the market price of the Class A common stock at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of the recognition of our income. While many of the factors that will determine the amount of payments that we will make under the Tax Receivable Agreement are outside of our control, we expect that the payments we will make under the Tax Receivable Agreement will be substantial and could have a material adverse effect on our financial condition. Any payments made by us under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the Tax Receivable Agreement.

In certain cases, payments under the Tax Receivable Agreement may exceed the actual tax benefits we realize or be accelerated.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the Internal Revenue Service or another taxing authority may challenge all or any part of the tax basis increases, as well as other tax positions that we take, and a court may sustain such a challenge. In the event any tax benefits initially claimed by us are disallowed, the current Repay Unitholders will not be required to reimburse us for any excess payments that may previously have been made under the Tax Receivable Agreement, for example, due to adjustments resulting from examinations by taxing authorities. Rather, excess payments made to such holders will be netted against any future cash payments otherwise required to be made by us, if any, after the determination of such excess. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against. As a result, in certain circumstances, we could make payments under the Tax Receivable Agreement in excess of our actual income or franchise tax savings, which could materially impair our financial condition.

Moreover, the Tax Receivable Agreement provides that, in the event that (i) we exercise our early termination rights under the Tax Receivable Agreement, (ii) we become bankrupt or undergo a similar insolvency event, (iii) certain changes of control of us occur (as described in the Tax Receivable Agreement) or (iv) we are more than three months late in making of a payment due under the Tax Receivable Agreement (unless we in good faith determine that we have insufficient funds to make such payment), our obligations under the Tax Receivable Agreement will accelerate and we will be required to make an immediate lump-sum cash payment to the Repay Unitholders equal to the present value of all forecasted future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to our future taxable income. The lump-sum payment to the Repay Unitholders could be substantial and could exceed the actual tax benefits that we realize subsequent to such payment because such payment would be calculated assuming, among other things, that we would be able to use the assumed potential tax benefits in future years, and that tax rates applicable to us would be the same as they were in the year of the termination.

There may be a material negative effect on our liquidity if the payments under the Tax Receivable Agreement exceed the actual income or franchise tax savings that we realize. Furthermore, our obligations to make payments under the Tax Receivable Agreement could also have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. Conversely, our executives and directors who are TRA beneficiaries could be incentivized to take actions, including asset sales or restructuring activities, in order to trigger TRA payments sooner. We may need to incur additional indebtedness to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise. Such indebtedness may have a material adverse effect on our financial condition.

Risks Related to our Class A Common Stock

Future issuances or sales of substantial amounts of our Class A common stock in the public market, or the perception that such issuances or sales may occur, could cause the market price for our Class A common stock to decline.

Hawk Parent has outstanding an aggregate of 5,285,883 Post-Merger Repay Units as of March 4, 2026. Pursuant to the Exchange Agreement, Repay Unitholders have the right to elect to exchange such Post-Merger Repay Units into shares of our Class A common stock on a one-for-one basis, subject to the terms of the Exchange Agreement. However, Hawk Parent may elect to settle such exchange in cash in lieu of delivering shares of our Class A common stock pursuant to the terms of the Exchange Agreement.

In addition, we have reserved a total of 22,226,728 shares of Class A common stock for issuance under our Repay Holdings Corporation Omnibus Incentive Plan (as amended, the "Incentive Plan."). To the extent such shares have vested or vest in the future (and settle into shares, in the case of restricted stock units), they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates.

If these stockholders exercise their sale or exchange rights and sell shares or are perceived by the market as intending to sell shares, the market price of our shares of Class A common stock could drop significantly. These factors could also make it more difficult for us to raise additional funds through offerings of our shares of Class A common stock or other securities at a time and at a price that we deem appropriate.

We also have outstanding $287.5 million aggregate principal amount of our 2029 Notes which are convertible into shares of our Class A common stock in certain circumstances. Investors will incur further dilution upon the conversion of any of our convertible senior notes if we elect to deliver shares of Class A common stock upon such conversion. In the future, we may also issue additional securities in connection with investments, acquisitions or capital raising activities, which could constitute a material portion of our then-outstanding shares of our Class A common stock and may result in additional dilution to investors or adversely impact the price of our Class A common stock.

Our stock price may be volatile, which could negatively affect our business and operations.

Historically, our Class A common stock has experienced substantial price volatility. For example, the closing price per share of our Class A common stock on The Nasdaq Capital Market ranged from a low of $3.00 to a high of $7.70 during the period from January 2, 2025 to December 31, 2025. This volatility could be the result of changes in our volumes, revenue, earnings and margins or general market and economic factors. If our future operating results or margins are below the expectations of stock market analysts or our investors, our stock price will likely decline.

Speculation and opinions in the press or investment community about our strategic position, financial condition, results of operations or significant transactions can also cause changes in our stock price. In particular, speculation on our go-forward strategy, competition in some of the markets we address and the effect of general economic and political conditions (such as recession concerns, interest rate changes and inflation) on our business, may have a dramatic effect on our stock price.

Volatility in the stock price of our common stock or other reasons may in the future cause us to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management's and board of directors' attention and resources from our business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation or activist shareholder matters.

Because we do not currently intend to pay dividends, holders of our Class A common stock will benefit from an investment in our Class A common stock only if it appreciates in value.

We have never declared or paid any dividends on our Class A common stock, and do not expect to pay cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend entirely upon future appreciation in its value. There is no guarantee that our Class A common stock will maintain its value or appreciate in value.

Delaware law and our governing documents contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

Our certificate of incorporation, bylaws and Delaware General Corporation Law ("DGCL") contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors and therefore depress the trading price of our Class A common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of our board of directors or taking other corporate actions, including effecting changes in management. Among other things, our certificate of incorporation and bylaws include provisions regarding:

- the ability of our board of directors to issue shares of preferred stock, including "blank check" preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

- the right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

- a prohibition on stockholder action by written consent (except in limited circumstances), which forces stockholder action to be taken at an annual or special meeting of stockholders and could delay the ability of stockholders to force consideration of a stockholder proposal or to take action, including the removal of directors;

- the requirement that a special meeting of stockholders may be called only by our board of directors, the chairman of our board of directors or our chief executive officer, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

- controlling the procedures for the conduct and scheduling of our board of directors and stockholder meetings;

- the ability of our board of directors to amend our bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend our bylaws to facilitate an unsolicited takeover attempt; and

- advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our board of directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

In addition, as a Delaware corporation, we are generally subject to provisions of Delaware law, including the DGCL. Although we have elected not to be governed by Section 203 of the DGCL, certain provisions of our certificate of incorporation, in a manner substantially similar to Section 203 of the DGCL, prohibit certain of our stockholders (other than those stockholders who are party to a stockholders' agreement with us) who hold 15% or more of our outstanding capital stock from engaging in certain business combination transactions with us for a specified period of time unless certain conditions are met.

Our certificate of incorporation designates a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, or if such court does not have subject matter jurisdiction, any other court located in the State of Delaware with subject matter jurisdiction, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, other employees or stockholders to us or our stockholders, (iii) any action asserting a claim against us or our officers or directors arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine of the law of the State of Delaware.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities will be deemed to have notice of and consented to this provision. These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us or our directors, officers, and other employees. If a court were to find these exclusive-forum provisions to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

We recognize the critical importance of developing, implementing and maintaining robust cybersecurity programs in order to mitigate risk and to safeguard the sensitive data collected, processed and stored by us. Our cybersecurity programs are guided in part by certain regulatory requirements (including payment network rules) that require periodic testing and external reviews. Cybersecurity is also one of the initiatives we have identified to guide our ongoing corporate sustainability efforts. Our Chief Information Security Officer ("CISO"), who reports directly to our Chief Technology Officer ("CTO"), has day-to-day responsibility for our cybersecurity programs. Given the significant risks associated with cybersecurity incidents in the payment processing business, our cybersecurity programs are generally operated in a dedicated and independent manner.

Risk Management and Strategy

Risk Identification and Assessment

We employ structured processes and procedures to identify and assess cybersecurity risks and events. Our CISO oversees a cybersecurity risk assessment program that includes, for each identified material risk, an evaluation of the applicable threat level for such risk and the current mitigation plan for such risk. The cybersecurity risk assessment receives input from cross-functional teams across our organization. We also engage various third parties (including penetration testers, auditing firms and managed security service providers) to assist in identifying and assessing material cybersecurity risks.

Risk Management

Our cybersecurity-related risks are managed using a combination of documented policies and procedures, management oversight and security systems and hardware. Relevant policies are developed with the assistance of appropriate subject matter experts and are reviewed at least annually. As part of these policies and procedures, we maintain a Security Incident Response Plan (the "SIRP") that is intended to establish a structured and coordinated approach to handling cybersecurity incidents in our business. During the past year, we conducted a tabletop exercise with our executive management team that simulated a cybersecurity incident to evaluate the effectiveness of our SIRP, identify potential improvements and enhance our incident response readiness.

Employee and contractor compliance is bolstered by hiring, onboarding and termination procedures that are designed to align with cybersecurity objectives. All of our employees and contractors are required to complete security awareness training (which covers the policies and other information regarding our cybersecurity programs) both at the time of hire or engagement and then on annual basis. We also routinely disseminate cybersecurity and physical security educational materials to all employees and contractors.

We utilize a variety of physical security controls to protect our offices and assets from unauthorized access, tampering and environmental hazards. Our systems include third party logging, intrusion detection and prevention systems to monitor our information systems for anomalous and suspicious activity in support of our security objectives and incident management plans.

Third Parties

We regularly engage third party assessors and other firms to perform a variety of control testing and other reviews that are required by applicable regulatory requirements (including payment network rules) and industry standards. These firms also provide educational opportunities and materials intended to keep our team members, including our CISO, up to date on the latest industry developments and best practices.

As an important part of our cybersecurity programs, we perform defined due diligence procedures prior to engaging with new vendors. The level of due diligence varies depending on the materiality, level of risk and complexity of the arrangements. The vendors' financial condition, information security programs and regulatory reporting are also typically reviewed and considered prior to entering into a vendor agreement.

Risks from Cybersecurity Threats

While we have not experienced any cybersecurity incidents that have materially affected our business strategy, results of operations or financial conditions, we do expend significant resources (including cyber insurance costs) to address the ongoing risks from cybersecurity threats. We believe these risks could be material in light of the sensitive data that we collect, process and store in the operation of our business. See "Risk Factors" above.

Governance

Board of Directors Oversight

Our board of directors established a technology committee (the "Technology Committee") to oversee the risks from cybersecurity threats. The Technology Committee is currently comprised of three independent directors and chaired by Maryann Goebel, who was awarded the CERT Certificate in Cybersecurity Oversight from the National Association of Corporate Directors (NACD). Our CTO works closely with the Technology Committee to develop the meeting agenda and to prepare the relevant materials for each committee meeting. The Technology Committee typically reviews an updated version of the cybersecurity risk assessment program (described above) at each meeting. The Technology Committee receives and reviews cybersecurity incidents that are reported in accordance with the SIRP and our other procedures. The Technology Committee typically meets on a quarterly basis. The Chairperson of the Technology Committee makes a regular report to our board of directors following each meeting of the Technology Committee. Our board of directors retains ultimate responsibility for the oversight of the major risks inherent in our business, including risks from cybersecurity threats.

Management's Role

We have established a Security and Privacy Steering Committee to provide governance, oversight and leadership in matters relating to information security and privacy within our business. The Security and Privacy Steering Committee's responsibilities include oversight of policy development, risk management, compliance with relevant laws and regulations, incident response, ongoing monitoring and improvement of information security and privacy practices. The Security and Privacy Steering Committee is chaired by the CISO and co-chaired by our Director of Compliance (who serves as our privacy officer). The membership of the Security and Privacy Steering Committee is comprised of individuals from cross-functional teams with expertise and responsibilities in information security and privacy, including representatives from our legal department, our finance department and various units within our technology department. Our CTO also currently serves as a member of the Security and Privacy Steering Committee.

Our CISO is responsible for managing any cybersecurity incidents under the SIRP and coordinating with our senior management. The SIRP includes a process under which senior leaders from our information security, legal and accounting teams will assess the impact and significance of a cybersecurity incident to determine any necessary external notifications or filings. The SIRP also contains parameters regarding the requirements and timing for notifications of certain cybersecurity incidents to our board of directors.

Our CISO has served in various roles in information security, information technology and engineering operations for over 25 years. Our CISO holds an undergraduate degree in electronics and communications engineering, and he has attained a professional certification in leadership from a leading graduate school. He also maintains an Information Systems Security Professional (CISSP) certification from the International Information System Security Certification Consortium (ISC2). Our CTO holds an undergraduate degree in management and information systems, and he has served in various technology roles for over 30 years. Our CTO's prior experience includes serving as the Chief Information Officer and Chief Information Security Officer of a public company and as Chief Technology Officer of a separate public company.

ITEM 2. PROPERTIES.

The following table sets forth selected information concerning our principal facilities, as of December 31, 2025.

Location	Owned/Leased	Approximate Square Footage
Corporate Headquarters:		
Atlanta, Georgia	Leased	20,300
Additional Facilities:		
Bettendorf, IA	Leased	12,900
East Moline, Illinois	Leased	800
Ft. Worth, Texas	Leased	7,900
Sandy, Utah	Leased	5,200

ITEM 3. LEGAL PROCEEDINGS.

We are currently not a party to any legal proceedings that would be expected to have a material adverse effect on our business or financial condition. From time to time, we may be subject to litigation incidental to our business, as well as other litigation of a non-material nature in the ordinary course of business.

ITEM 4. MINE SAFETY DISCLOSURE.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our Class A common stock is traded on Nasdaq under the symbol "RPAY". As of March 4, 2026, the closing price for our Class A common stock was $3.11.

Market price information regarding our Class V common stock and Post-Merger Repay Units is not provided because there is no public market for our Class V common stock or our Post-Merger Repay Units.

Holders

As of March 4, 2026, there were 14 holders of record of our Class A common stock, 14 holders of record of our Class V common stock and 14 holders of record of Post-Merger Repay Units (not including the Company). The number of record holders does not include beneficial owners of our securities whose shares are held in the names of various security brokers, dealers and registered clearing agencies.

Dividends

We have never declared or paid cash dividends on our Class A common stock. We currently do not intend to pay cash dividends in the foreseeable future.

Performance

The following graph compares the total shareholder return from December 31, 2020 through December 31, 2025 of (i) our Class A common stock, (ii) the Standard and Poor's 500 Stock Index ("S&P 500 Index") and (iii) the Standard and Poor's 500 Information Technology Index ("S&P Information Technology Index"). The stock performance graph and table assume an initial investment of $100 on December 31, 2020 and that all dividends of the S&P 500 Index and S&P Information Technology Index, were reinvested.

The performance graph and table are not intended to be indicative of future performance. The performance graph and table shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act of 1933 or the Exchange Act.



Comparison of Cumulative Total Return Since IPO

	Repay Holdings Corporation	S&P 500 Index	S&P Information Technology Index
December 31, 2020	$ 100.00	$ 100.00	$ 100.00
December 31, 2021	67.05	126.89	133.35
December 31, 2022	29.54	102.22	94.80
December 31, 2023	31.34	126.99	148.26
December 31, 2024	28.00	156.59	201.18
December 31, 2025	13.39	182.25	248.07

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table summarizes purchases of Class A common stock made by the Company or any "affiliated purchaser" (as defined in Rule 10b-18(a)(3) of the Exchange Agent) in connection with tax withholdings, under the ESPP and pursuant to our share repurchase program for the three months ended December 31, 2025:

	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2]	Approximate Dollar Value of Shares that May yet be Purchased Under the Plans or Programs
October 1-31, 2025	7,208	$ 5.13	—	$ 22,967,359
November 1-30, 2025	5,974	3.32	—	—
December 1-31, 2025	2,488	3.46	—	—
Total	15,670	$ 4.18	—	$ 22,967,359

[1] Includes 15,670 shares that we withheld pursuant to the Incentive Plan and the ESPP in order to satisfy employees' tax withholding and payment obligations in connection with the vesting of awards of restricted stock under the Incentive Plan and share purchases under the ESPP, which, in each case, we withheld at fair market value on the applicable vesting date or purchase date.

(2)   On May 16, 2022, our board of directors approved the Share Repurchase Program under which we may repurchase up to $50 million of our outstanding Class A common stock. On May 8, 2025, our board of directors approved the increase of its authorized Share Repurchase Program to up to $75 million. The Share Repurchase Program has no expiration date but may be modified, suspended or discontinued at any time at our discretion. Repurchases under the Share Repurchase Program may be made in the open market, in privately negotiated transactions or otherwise, with the amount and timing of repurchases depending on market conditions and corporate needs.

ITEM 6. [Reserved].

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of financial condition and results of operations should be read together with our audited consolidated financial statements and the related notes to those statements included under Item 8, hereof. For purposes of this section, "Repay", the "Company", "we", or "our" refer to Repay Holdings Corporation and its subsidiaries, unless the context otherwise requires. Certain figures have been rounded for ease of presentation and may not sum due to rounding.

Cautionary Note Regarding Forward-Looking Statements

Statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding our financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including those set forth under Part I, Item 1A "Risk Factors" in this Annual Report on Form 10-K.

Overview

We provide integrated payment processing solutions to industry-oriented markets in which clients have specific transaction processing needs. We refer to these markets as "vertical markets" or "verticals." Our proprietary, integrated payment technology platform reduces the complexity of the electronic payments process for businesses, while enhancing their consumers' overall experience. We are a payments innovator, differentiated by our proprietary, integrated payment technology platform and our ability to reduce the complexity of the electronic payments for businesses. We intend to continue to strategically target verticals where we believe our ability to tailor payment solutions to our client needs, our deep knowledge of our vertical markets and the embedded nature of our integrated payment solutions will drive strong growth by attracting new clients and fostering long-term client relationships.

We report our financial results based on two reportable segments.

Consumer Payments – Our Consumer Payments segment provides payment processing solutions (including debit and credit card processing, ACH processing and other electronic payment acceptance solutions, as well as our loan disbursement product) that enable our clients to collect payments and disburse funds to consumers and includes our RCS offering. RCS is our proprietary clearing and settlement platform through which we market customizable payment processing programs to other ISOs and payment facilitators. The strategic vertical markets served by our Consumer Payments segment primarily include personal loans, automotive loans, receivables management, credit unions, mortgage servicing, consumer healthcare and diversified retail.

Business Payments – Our Business Payments segment provides payment processing solutions (including accounts payable automation, debit and credit card processing, virtual credit card processing, ACH processing and other electronic payment acceptance solutions) that enable our clients to collect or send payments to other businesses. The strategic vertical markets served within our Business Payments segment primarily include retail automotive, education, field services, governments and municipalities, healthcare, media, HOA management and hospitality.

Macroeconomic Conditions

We have been monitoring the current economic environment in the U.S. and globally – characterized by inflationary pressures in certain cost categories (including changes in wages and technology-related expenses), elevated interest rate levels, tighter credit conditions, uneven economic growth and periodic volatility in financial markets. Such macroeconomic conditions may continue to evolve in ways that are difficult to fully anticipate and may also include the potential for slowing growth, higher levels of unemployment, reduced consumer or commercial spending and/or recessionary conditions. Some or all of these market factors have and could continue to adversely affect our payment volumes from the consumer loan market, the receivables management industry and consumer and commercial spending. The effect of these events on our financial condition, results of operations and cash flows is uncertain and cannot be predicted at this time. Finally, the impact of all of these various events on our results in 2025 may not be necessarily indicative of their impact on our results in 2026.

Business Combination

The Company was formed upon closing of the merger (the "Business Combination") of Hawk Parent Holdings LLC (together with Repay Holdings, LLC and its other subsidiaries, "Hawk Parent") with a subsidiary of Thunder Bridge

Acquisition, Ltd., ("Thunder Bridge"), a special purpose acquisition company, on July 11, 2019. On the closing of the Business Combination, Thunder Bridge changed its name to "Repay Holdings Corporation."

Key Factors Affecting Our Business

Key factors that we believe impact our business, results of operations and financial condition include, but are not limited to, the following:

- the dollar amount volume and the number of transactions that are processed by the clients that we currently serve;

- our ability to attract new clients and onboard them as active processing clients;

- our ability to (i) successfully integrate acquisitions and (ii) complete future acquisitions;

- our ability to offer new and competitive payment technology solutions to our clients; and

- general economic conditions and consumer finance trends.

Key Components of Our Revenues and Expenses

Revenues

Revenue. As our clients process increased volumes of payments, our revenues increase as a result of the fees we charge for processing these payments. Most of our revenues are derived from volume-based payment processing fees ("discount fees") and other related fixed per transaction fees. Discount fees represent a percentage of the dollar amount of each credit or debit transaction processed and include fees relating to processing and services that we provide. The transaction price for such processing services is determined, based on the judgment of our management, considering factors such as margin objectives, pricing practices and controls, client segment pricing strategies, the product life cycle and the observable price of the service charged to similarly situated clients. Our chargeback rate was less than 1% of our card payment volume, during the years ended December 31, 2025, 2024 and 2023.

Expenses

Costs of services. Costs of services primarily include commissions to our software integration partners and other third-party processing costs, such as front and back-end processing costs and sponsor bank fees.

Selling, general and administrative. Selling, general and administrative expenses include salaries, share-based compensation and other employment costs, professional service fees, rent and utilities and other operating costs.

Depreciation and amortization. Depreciation expense consists of depreciation on our investments in property, equipment and computer hardware. Depreciation expense is recognized on a straight-line basis over the estimated useful life of the asset. Amortization expense for software development costs and purchased software is recognized on the straight-line method over a three-year estimated useful life, between eight to ten years estimated useful life for client relationships and channel relationships, and between two to five years estimated useful life for non-compete agreements.

Interest income. Interest income consists of interest received on our cash and cash equivalents.

Interest expense. Interest expense consists of interest paid in respect of our indebtedness under the convertible senior notes.

Change in fair value of tax receivable liability. This amount represents the change in fair value of the tax receivable agreement liability. The TRA liability is carried at fair value; so, any change to the valuation of this liability is recognized through this line in other expense. The change in fair value can result from the redemption or exchange of Post-Merger Repay Units for Class A common stock of Repay Holdings Corporation, through accretion of the discounted fair value of the expected future cash payments, or changes to the discount rate, also referred to as the Early Termination Rate, used to determine the fair value of the liability.

Results of Operations

($ in thousands, except per share data)		**2025**		**2024**		**2023**
				Year ended December 31,		
Revenue..	$	309,261	$	313,042	$	296,627
Operating expenses						
Costs of services (exclusive of depreciation and amortization shown separately below)...	$	77,243	$	71,636	$	69,703
Selling, general and administrative.................................		142,006		145,466		148,653
Depreciation and amortization		102,046		103,710		103,857
Loss on business disposition...		—		—		10,027
Impairment loss...		242,688		—		75,800
Total operating expenses	$	563,983	$	320,812	$	408,040
Loss from operations	$	(254,722)	$	(7,770)	$	(111,413)
Other income (expense)						
Interest income		4,061		5,992		2,822
Interest expense...		(13,947)		(7,873)		(3,870)
Gain on extinguishment of debt......................................		1,374		13,136		—
Change in fair value of tax receivable liability		(13,507)		(14,543)		(6,619)
Other income (loss)...		(216)		138		(455)
Total other income (expense)...		(22,235)		(3,150)		(8,122)
Loss before income tax benefit (expense)........................		(276,957)		(10,920)		(119,535)
Income tax benefit		5,869		575		2,115
Net loss...	$	(271,088)	$	(10,345)	$	(117,420)
Net loss attributable to non-controlling interest		(14,364)		(189)		(6,930)
Net loss attributable to the Company............................	$	(256,724)	$	(10,156)	$	(110,490)
Weighted-average shares of Class A common stock outstanding - basic and diluted...		85,558,300		89,915,137		90,048,638
Loss per Class A share - basic and diluted	$	(3.00)	$	(0.11)	$	(1.23)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenue

Total revenue was $309.3 million for the year ended December 31, 2025 and $313.0 million for the year ended December 31, 2024, a decrease of $3.8 million or 1.2%. This decrease was due to impacts from previously announced client losses and political media spending during 2024 associated with the 2024 election cycle in our media payments business, partially offset from newly signed clients and the growth of our existing clients.

Costs of Services

Costs of services were $77.2 million for the year ended December 31, 2025 and $71.6 million for the year ended December 31, 2024, an increase of $5.6 million or 7.8%. This increase was the result of newly signed clients and the growth of our existing clients, partially offset from impacts of previously announced client losses and political media spending during 2024 associated with the 2024 election cycle in our media payments business.

Selling, General and Administrative

Selling, general and administrative expenses were $142.0 million for the year ended December 31, 2025 and $145.5 million for the year ended December 31, 2024, a decrease of $3.5 million or 2.4%, primarily due to a $6.1 million decrease in equity compensation expenses and $2.2 million decrease in compensation expenses, partially offset by a $3.4 increase in legal and other litigation fees and a $1.5 million increase in professional service fees.

Depreciation and Amortization

Depreciation and amortization expenses were $102.0 million for the year ended December 31, 2025 and $103.7 million for year ended December 31, 2024, a decrease of $1.7 million or 1.6%. This decrease was driven by a decrease in amortization of software and non-compete agreements.

Impairment Loss

We incurred a non-cash impairment loss of $242.7 million during the year ended December 31, 2025, primarily due to a $241.7 million goodwill impairment loss related to the Consumer Payments segment. The fair value of the Consumer Payments reporting unit was primarily impacted by a change in the discount rate and the decrease to comparable publicly traded companies' multiples. See Note 9. Goodwill for more information.

Interest Income

Interest income was $4.1 million for the year ended December 31, 2025 and $6.0 million for the year ended December 31, 2024, a decrease of $1.9 million, due to lower average interest rates earned on our cash and cash equivalents and lower average cash balance during the second half of year primarily due to the use of cash to reduce the amount of 2026 Notes outstanding.

Interest Expense

Interest expense was $13.9 million for the year ended December 31, 2025 and $7.9 million for the year ended December 31, 2024, an increase of $6.1 million, due to a higher outstanding principal balance under the convertible senior notes.

Gain on Debt Extinguishment

We incurred a gain of $1.4 million and $13.1 million on extinguishment of debt for the year ended December 31, 2025 and 2024, respectively, due to the repurchase of 2026 Notes principal, net of a write-off of debt issuance costs relating to the repurchased principal.

Change in Fair Value of Tax Receivable Liability

We incurred a loss, related to accretion expense and fair value adjustment of the tax receivable liability of $13.5 million for the year ended December 31, 2025 compared to a net loss of $14.5 million for the year ended December 31, 2024, a decrease of $1.0 million. This decrease was due to smaller fair value adjustments related to the tax receivable liability, primarily as a result of a smaller decrease to the discount rate, also referred to as the Early Termination Rate, used to determine the fair value of the liability.

Income Tax Benefit

The income tax benefit was $5.9 million for the year ended December 31, 2025, reflecting the expected income tax benefit on the loss generated over the same period. This was a result of the operating loss incurred by the Company primarily offset by impairment loss of assets acquired in the Business Combination, the impact of taxes not being provided for certain non-controlling interests, and stock-based compensation expense net tax shortfall. The income tax benefit was $0.6 million for the year ended December 31, 2024. This was a result of the operating loss incurred by the Company, taxes imposed on earnings in certain state jurisdictions, stock based-compensation expense net shortfall, and the creation of Federal and state research and development credits and partially offset by certain state rate changes on deferred taxes, stock-based compensation expense net tax shortfall, and the differential in tax rates on foreign based earnings.

For results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, see Part II, Item 7 of our 2024 Form 10-K, which is incorporated herein by reference.

Segments

We provided our services through two reportable segments: (1) Consumer Payments and (2) Business Payments.

The following table presents our segment revenue and selected performance measures.

	Year Ended December 31,			
($ in thousand)	**2025**		**2024**	
Revenue				
Consumer Payments	$	285,884	$	280,966
Business Payments		48,413		52,923
Elimination of intersegment revenues		(25,036)		(20,847)
Total revenue	**$**	**309,261**	**$**	**313,042**
Gross profit [1]				
Consumer Payments	$	223,755	$	223,107
Business Payments		33,299		39,146
Elimination of intersegment revenues		(25,036)		(20,847)
Total gross profit	**$**	**232,018**	**$**	**241,406**
Total gross profit margin [2]		**75%**		**77%**

[1] Gross profit represents revenue less cost of services (exclusive of depreciation and amortization).
[2] Gross profit margin represents total gross profit / total revenue.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Consumer Payments

Revenue for the Consumer Payments segment was $285.9 million for the year ended December 31, 2025 and $281.0 million for the year ended December 31, 2024, representing a $4.9 million or 1.8% year-over-year increase. This increase was the result of newly signed clients and the growth of existing clients, partially offset from impacts from previously announced client losses.

Gross profit for the Consumer Payments segment was $223.8 million for the year ended December 31, 2025 and $223.1 million for the year ended December 31, 2024, representing a $0.6 million or 0.3% year-over-year increase. This increase was the result of newly signed clients and the growth of existing clients, partially offset from impacts from previously announced client losses.

Business Payments

Revenue for the Business Payments segment was $48.4 million for the year ended December 31, 2025 and $52.9 million for the year ended December 31, 2024, representing a $4.5 million or 8.5% year-over-year decrease. This decrease was the result of the growth from newly signed clients and existing clients being more than offset from impacts from previously announced client losses and political media spending during 2024 associated with the 2024 election cycle in our media payments business.

Gross profit for the Business Payments segment was $33.3 million for the year ended December 31, 2025 and $39.1 million for the year ended December 31, 2024, representing a $5.8 million or 14.9% year-over-year decrease. This decrease was the result of the growth from newly signed clients and existing clients being more than offset from impacts from previously announced client losses and political media spending during 2024 associated with the 2024 election cycle in our media payments business.

For revenue and gross profit by segments for the year ended December 31, 2024 compared to the year ended December 31, 2023, see Part II, Item 7 of our 2024 Form 10-K, which is incorporated herein by reference.

Non-GAAP Financial Measures

This report includes certain non-GAAP financial measures that our management uses to evaluate our operating business, measure our performance and make strategic decisions.

Adjusted EBITDA is a non-GAAP financial measure that represents net income prior to interest expense, tax expense, depreciation and amortization, as adjusted to add back certain charges deemed to not be part of normal operating expenses, non-cash charges and/or non-recurring charges, such as loss on business disposition, gain on extinguishment of debt, non-cash impairment loss, non-cash change in fair value of assets and liabilities, share-based compensation charges, transaction expenses, restructuring and other strategic initiative costs and other non-recurring charges.

Adjusted Net Income is a non-GAAP financial measure that represents net income prior to amortization of acquisition-related intangibles, as adjusted to add back certain charges deemed to not be part of normal operating expenses, non-cash charges and/or non-recurring charges, such as loss on business disposition, gain on extinguishment of debt, non-cash impairment loss, non-cash change in fair value of assets and liabilities, share-based compensation expense, transaction expenses, restructuring and other strategic initiative costs, other non-recurring charges, non-cash interest expense and net of tax effect associated with these adjustments. Adjusted Net Income is adjusted to exclude amortization of all acquisition-related intangibles as such amounts are inconsistent in amount and frequency and are significantly impacted by the timing and/or size of acquisitions. Management believes that the adjustment of acquisition-related intangible amortization supplements GAAP financial measures because it allows for greater comparability of operating performance. Although we exclude amortization from acquisition-related intangibles from our non-GAAP expenses, management believes that it is important for investors to understand that such intangibles were recorded as part of purchase accounting and contribute to revenue generation.

Adjusted Net Income per share is a non-GAAP financial measure that represents Adjusted Net Income divided by the weighted average number of shares of Class A common stock outstanding (on an as-converted basis assuming conversion of the outstanding Post-Merger Repay Units) for the years ended December 31, 2025, 2024 and 2023 (excluding certain shares that were subject to forfeiture).

We believe that Adjusted EBITDA, Adjusted Net Income and Adjusted Net Income per share provide useful information to investors and others in understanding and evaluating its operating results in the same manner as management. However, Adjusted EBITDA, Adjusted Net Income and Adjusted Net Income per share are not financial measures calculated in accordance with GAAP and should not be considered as a substitute for net income, operating profit, or any other operating performance measure calculated in accordance with GAAP. Using these non-GAAP financial measures to analyze our business has material limitations because the calculations are based on the subjective determination of management regarding the nature and classification of events and circumstances that investors may find significant. In addition, although other companies in our industry may report measures titled Adjusted EBITDA, Adjusted Net Income, Adjusted Net Income per share or similar measures, such non-GAAP financial measures may be calculated differently from how we calculate our non-GAAP financial measures, which reduces their overall usefulness as comparative measures. Because of these limitations, you should consider Adjusted EBITDA, Adjusted Net Income and Adjusted Net Income per share alongside other financial performance measures, including net income and our other financial results presented in accordance with GAAP.

The following tables set forth a reconciliation of our results of operations for the years ended December 31, 2025, 2024 and 2023.

REPAY HOLDINGS CORPORATION
Reconciliation of GAAP Net Income to Non-GAAP Adjusted EBITDA

($ in thousands)	Year Ended December 31,		
	2025	**2024**	**2023**
Revenue	$ 309,261	$ 313,042	$ 296,627
Operating expenses			
Costs of services (exclusive of depreciation and amortization shown separately below)	$ 77,243	$ 71,636	$ 69,703
Selling, general and administrative	142,006	145,466	148,653
Depreciation and amortization	102,046	103,710	103,857
Loss on business disposition	—	—	10,027
Impairment loss	242,688	—	75,800
Total operating expenses	$ 563,983	$ 320,812	$ 408,040
Loss from operations	$ (254,722)	$ (7,770)	$ (111,413)
Interest income	4,061	5,992	2,822
Interest expense	(13,947)	(7,873)	(3,870)
Gain on extinguishment of debt	1,374	13,136	—
Change in fair value of tax receivable liability	(13,507)	(14,543)	(6,619)
Other income (loss)	(216)	138	(455)
Total other income (expense)	(22,235)	(3,150)	(8,122)
Loss before income tax benefit (expense)	(276,957)	(10,920)	(119,535)
Income tax benefit	5,869	575	2,115
Net loss	$ (271,088)	$ (10,345)	$ (117,420)
Add:			
Interest income	(4,061)	(5,992)	(2,822)
Interest expense	13,947	7,873	3,870
Depreciation and amortization [a]	102,046	103,710	103,857
Income tax benefit	(5,869)	(575)	(2,115)
EBITDA	$ (165,025)	$ 94,671	$ (14,630)
Loss on business disposition [h]	—	—	10,027
Gain on extinguishment of debt [i]	(1,374)	(13,136)	—
Non-cash impairment loss [b]	242,688	—	75,800
Non-cash change in fair value of assets and liabilities [c]	13,507	14,543	7,494
Share-based compensation expense [d]	19,031	25,195	22,156
Transaction expenses [e]	1,712	2,325	8,523
Restructuring and other strategic initiative costs [f]	10,135	12,494	11,908
Other non-recurring charges [g]	7,915	4,718	5,528
Adjusted EBITDA	$ 128,589	$ 140,810	$ 126,806

REPAY HOLDINGS CORPORATION
Reconciliation of GAAP Net Income to Non-GAAP Adjusted Net Income

($ in thousands)		Year Ended December 31,				
		2025		**2024**		**2023**
Revenue	$	**309,261**	$	**313,042**	$	**296,627**
Operating expenses						
Costs of services (exclusive of depreciation and amortization shown separately below)	$	77,243	$	71,636	$	69,703
Selling, general and administrative		142,006		145,466		148,653
Depreciation and amortization		102,046		103,710		103,857
Loss on business disposition		—		—		10,027
Impairment loss		242,688		—		75,800
Total operating expenses	$	**563,983**	$	**320,812**	$	**408,040**
Loss from operations	$	**(254,722)**	$	**(7,770)**	$	**(111,413)**
Interest income		4,061		5,992		2,822
Interest expense		(13,947)		(7,873)		(3,870)
Gain on extinguishment of debt		1,374		13,136		—
Change in fair value of tax receivable liability		(13,507)		(14,543)		(6,619)
Other income (loss)		(216)		138		(455)
Total other income (expense)		(22,235)		(3,150)		(8,122)
Loss before income tax benefit (expense)		**(276,957)**		**(10,920)**		**(119,535)**
Income tax benefit		5,869		575		2,115
Net loss	$	**(271,088)**	$	**(10,345)**	$	**(117,420)**
Add:						
Amortization of acquisition-related intangibles [j]		78,299		77,144		81,642
Loss on business disposition [h]		—		—		10,027
Gain on extinguishment of debt [i]		(1,374)		(13,136)		—
Non-cash impairment loss [b]		242,688		—		75,800
Non-cash change in fair value of assets and liabilities [c]		13,507		14,543		7,494
Share-based compensation expense [d]		19,031		25,195		22,156
Transaction expenses [e]		1,712		2,325		8,523
Restructuring and other strategic initiative costs [f]		10,135		12,494		908
Other non-recurring charges [g]		7,915		4,718		5,528
Non-cash interest expense [k]		3,113		3,031		2,848
Pro forma taxes at effective rate [l]		(29,576)		(28,151)		(23,564)
Adjusted Net Income	$	**74,362**	$	**87,818**	$	**73,942**
Shares of Class A common stock outstanding (on an as-converted basis) [m]		90,862,104		95,678,128		96,850,559
Adjusted Net Income per share	$	**0.82**	$	**0.92**	$	**0.76**

(a) See footnote (j) for details on our amortization and depreciation expenses.

(b) For the year ended December 31, 2025, reflects non-cash goodwill impairment loss primarily related to the Consumer Payments segment and non-cash impairment loss related to operating lease ROU assets. For the year ended December 31, 2023, reflects non-cash goodwill impairment loss related to the Business Payments segment and non-cash impairment loss related to a trade name write-off of Media Payments.

(c) For the year ended December 31, 2025 and 2024, reflects the changes in management's estimates of the fair value of the liability relating to the TRA. For the year ended December 31, 2023, reflects the changes in management's estimates of (i) the fair value of the liability relating to the TRA and (ii) non-cash insurance reserve.

(d) Represents compensation expense associated with equity compensation plans.

(e) Primarily consists of (i) during the year ended December 31, 2025 and 2024, professional service fees incurred in connection with prior transactions and (ii) during the year ended December 31, 2023, professional service fees and other costs incurred in connection with the disposition of BCS.

(f) Reflects costs associated with reorganization of operations, consulting fees related to our processing services and other operational improvements, including restructuring and integration activities related to our acquired businesses, that were not in the ordinary course.

(g) For the year ended December 31, 2025, reflects franchise taxes and other non-income based taxes, non-recurring legal and other litigation expenses and payments made to third-parties in connection with our IT security and personnel. For the year ended December 31, 2024, reflects one-time processing settlements, franchise taxes and other non-income based taxes, non-recurring legal and other litigation expenses and payments made to third-parties in connection with our IT security and personnel. For the year ended December 31, 2023, reflects payments made to third-parties in connection with an expansion of our personnel, franchise taxes and other non-income based taxes and one-time payments to certain partners.

(h) Reflects the loss recognized related to the disposition of BCS.

(i) Reflects a gain on the repurchase of 2026 Notes principal, net of a write-off of debt issuance costs relating to the repurchased principal.

(j) Reflects amortization of client relationships, non-compete agreement, software, and channel relationship intangibles acquired through the Business Combination, and client relationships, non-compete agreement, and software intangibles acquired through our acquisitions of TriSource, APS, Ventanex, cPayPlus, CPS, BillingTree, Kontrol and Payix. This adjustment excludes the amortization of other intangible assets which were acquired in the regular course of business, such as capitalized internally developed software and purchased software. See additional information below for an analysis of our amortization expenses:

	Year ended December 31,		
($ in thousands)	2025	2024	2023
Acquisition-related intangibles	$ 78,299	$ 77,144	$ 81,642
Software	22,588	24,826	19,789
Amortization	$ 100,887	$ 101,970	$ 101,431
Depreciation	1,159	1,740	2,426
Total Depreciation and amortization [1]	**$ 102,046**	**$ 103,710**	**$ 103,857**

[1] Adjusted Net Income is adjusted to exclude amortization of all acquisition-related intangibles as such amounts are inconsistent in amount and frequency and are significantly impacted by the timing and/or size of acquisitions (see corresponding adjustments in the reconciliation of net income to Adjusted Net Income presented above). Management believes that the adjustment of acquisition-related intangible amortization supplements GAAP financial measures because it allows for greater comparability of operating performance. Although we exclude amortization from acquisition-related intangibles from our non-GAAP expenses, management believes that it is important for investors to understand that such intangibles were recorded as part of purchase accounting and may contribute to revenue generation. Amortization of intangibles that relate to past acquisitions will recur in future periods until such intangibles have been fully amortized. Any future acquisitions may result in the amortization of additional intangibles.

(k) Represents amortization of non-cash deferred debt issuance costs.

(l) Represents pro forma income tax adjustment effect associated with items adjusted above.

(m) Represents the weighted average number of shares of Class A common stock outstanding (on an as-converted basis assuming conversion of outstanding Post-Merger Repay Units) for the years ended December 31, 2025, 2024 and 2023. These numbers do not include any shares issuable upon conversion of our convertible senior notes. See the reconciliation of basic weighted average shares outstanding to the non-GAAP Class A common stock outstanding on an as-converted basis for each respective period below:

	Year Ended December 31,		
	2025	2024	2023
Weighted average shares of Class A common stock outstanding - basic	85,558,300	89,915,137	90,048,638
Add: Non-controlling interests Weighted average Post-Merger Repay Units exchangeable for Class A common stock	5,303,804	5,762,991	6,801,921
Shares of Class A common stock outstanding (on an as-converted basis)	**90,862,104**	**95,678,128**	**96,850,559**

Adjusted EBITDA for the years ended December 31, 2025 and 2024 was $128.6 million and $140.8 million, respectively, representing a 8.7% year-over-year decrease. Adjusted Net Income for the years ended December 31, 2025 and 2024 was $74.4 million and $87.8 million, respectively, representing a 15.3% year-over-year decrease. Our net loss attributable to the Company for the years ended December 31, 2025 and 2024 was $256.7 million and $10.2 million, respectively, representing a 2427.8% year-over-year increase.

The decreases in Adjusted EBITDA and Adjusted Net Income and increase in net loss attributable to the Company for the year ended December 31, 2025 were primarily due to the organic growth of our business from newly signed clients, the growth of existing clients and cost savings initiatives being more than offset from impacts from previously announced client losses and political media spending during 2024 associated with the 2024 election cycle in our media payments business. In addition, the increase in net loss attributable to the Company for the year ended December 31, 2025 was impacted by the goodwill impairment loss.

For discussion on Adjusted EBITDA, Adjusted Net income, and net income (loss) attributable to the Company for the year ended December 31, 2024 compared to the year ended December 31, 2023, see Part II, Item 7 of the Company's 2024 Form 10-K.

Seasonality

We have experienced in the past, and may continue to experience, seasonal fluctuations in our revenues as a result of consumer spending and political media spending patterns. Revenues during the first quarter of the calendar year tend to increase in comparison to the remaining three quarters of the calendar year. This increase is due to consumers' receipt of tax refunds and the increases in repayment activity levels that follow. In addition, Business Payments revenue from clients in our media payments business is cyclical. Revenue connected to political advertising spending increases significantly during the third and fourth quarter of election years, such as the mid-term and presidential election cycles. Operating expenses show less seasonal fluctuation, with the result that net income is subject to the similar seasonal factors as our revenues.

Liquidity and Capital Resources

We have historically financed our operations and working capital through net cash from operating activities. We also finance our operations through proceeds from the issuance of our Class A common stock in June 2020 and our convertible senior notes offerings. As of December 31, 2025, we had $115.7 million of cash and cash equivalents and available borrowing capacity of $250.0 million under the Second Amended Credit Agreement. This balance does not include restricted cash, which reflects cash accounts holding reserves for potential losses and client settlement funds of $40.0 million as of December 31, 2025.

Our primary cash needs are to fund working capital requirements, invest in technology development, fund acquisitions and related contingent consideration, make scheduled principal payments and interest payments on our outstanding indebtedness and pay tax distributions to members of Hawk Parent. We expect that our cash flow from operations, current cash and cash equivalents and available borrowing capacity under the Amended Credit Agreement will be sufficient to fund our operations and planned capital expenditures and to service our debt obligations for the next twelve months.

We may also from time to time depending on market conditions and prices, contractual restrictions, our financial liquidity and other factors, seek to prepay outstanding debt or repurchase our outstanding debt through open market purchases, privately negotiated purchases, or otherwise. The amounts involved in any such transactions, individually or in the aggregate, may be material and may be funded from available cash or from additional borrowings.

We are a holding company with no operations and depend on our subsidiaries for cash to fund all of our consolidated operations, including future dividend payments, if any. We depend on the payment of distributions by our current subsidiaries, including Hawk Parent, which distributions may be restricted by law or contractual agreements, including agreements governing their indebtedness. For a discussion of those considerations and restrictions, refer to Part II, Item 1A "Risk Factors — Risks Related to Our Class A Common Stock."

As of December 31, 2025, our material contractual obligations primarily consist of operating leases liabilities. See Note 11. Commitments and Contingencies to the financial statements in Item 8 of this Annual Report on Form 10-K for more information related to operating leases liabilities. Based on our current lease terms, $1.5 million of operating lease liabilities are due within the next twelve months, and the remaining lease liabilities of $8.8 million are due within the next ten years. We believe the cash flows from operations and available borrowing capacity from our existing revolving credit facility will be sufficient to satisfy our cash requirement for the next twelve months and the following five years.

On May 16, 2022, our board of directors approved a share repurchase program under which we may repurchase up to $50 million of our outstanding Class A common stock (the "Share Repurchase Program"). On May 8, 2025, our board of directors approved the increase of its authorized Share Repurchase Program to up to $75 million. The Share Repurchase Program has no expiration date but may be modified, suspended or discontinued at any time at our discretion. During the year ended December 31, 2025, we repurchased 7,883,156 shares for a total of approximately $38.3 million under the Share

Repurchase Program. As of December 31, 2025, we had approximately $23.0 million remaining capacity under the Share Repurchase Program.

Cash Flows

The following table presents a summary of cash flows from operating, investing and financing activities for the periods indicated:

	Year Ended December 31,		
($ in thousands)	2025	2024	2023
Net cash provided by operating activities	$ 91,112	$ 150,090	$ 103,614
Net cash used in investing activities	(41,983)	(44,853)	(24,088)
Net cash used in financing activities	(130,186)	(12,673)	(28,944)

Cash Flow from Operating Activities

Net cash provided by operating activities was $91.1 million for the year ended December 31, 2025.

Net cash provided by operating activities was $150.1 million for the year ended December 31, 2024.

Net cash provided by operating activities was $103.6 million for the year ended December 31, 2023.

Cash provided by operating activities for the years ended December 31, 2025, 2024 and 2023, reflects net income as adjusted for non-cash operating items including depreciation and amortization, share-based compensation, and changes in working capital accounts.

Cash Flow from Investing Activities

Net cash used in investing activities was $42.0 million for the year ended December 31, 2025, due to the capitalization of software development activities.

Net cash used in investing activities was $44.9 million for the year ended December 31, 2024, due to the capitalization of software development activities.

Net cash used in investing activities was $24.1 million for the year ended December 31, 2023, due to the capitalization of software development activities and purchases of intangible assets, partially offset by cash received from the disposition of BCS.

Cash Flow from Financing Activities

Net cash used in financing activities was $130.2 million for the year ended December 31, 2025, due to the repayments of the 2026 Notes, treasury shares repurchase, shares repurchased under the Share Repurchase Program, a payment under the TRA and the payments for tax withholding related to shares vesting under the Incentive Plan and ESPP.

Net cash used in financing activities was $12.7 million for the year ended December 31, 2024, due to the 2026 Notes repurchased, shares repurchased under the Share Repurchase Program and purchase of capped calls related to issuance of the 2029 Notes, offset partially by proceeds from the issuance of the 2029 Notes.

Net cash used in financing activities was $28.9 million for the year ended December 31, 2023, due to the repayment of the outstanding revolving credit facility balance, shares repurchased under the Incentive Plan, ESPP and Share Repurchase Program, as well as the CPS earnout payment.

Indebtedness

Amended Credit Agreement

Our Amended Credit Agreement provided for a $185.0 million revolving credit facility in favor of Hawk Parent. On February 9, 2023, we amended the Amended Credit Agreement to replace LIBOR with term SOFR as the interest rate benchmark.

On February 28, 2023, we repaid in full the entire amount of $20.0 million of the outstanding revolving credit facility at that time. The undrawn capacity of the existing revolving credit facility under the Amended Credit Agreement became $185.0 million after the repayment.

Second Amended Credit Agreement

On July 10, 2024, we entered into the Second Amended Credit Agreement with certain financial institutions, as lenders, and Truist Bank, as administrative agent. The Second Amended Credit Agreement amended and restated the Amended Credit Agreement. The Second Amended Credit Agreement establishes a $250.0 million senior secured revolving credit facility. This facility matures on the earlier of (a) July 10, 2029 or (b) the date that is 91 days prior to the maturity date of the 2029 Notes (subject to certain exceptions for adequate liquidity). The maturity date may be extended, subject to certain terms and conditions.

As of December 31, 2025, the Second Amended Credit Agreement provided for a revolving credit facility of $250.0 million. As of December 31, 2025, we had $0 million drawn against the revolving credit facility. We paid $0.7 million and $0.6 million in fees related to unused commitments for the years ended December 31, 2025 and 2024, respectively. See Note 10. Borrowings to the financial statements in Item 8 of this Annual Report on Form 10-K for more information.

On January 26, 2026, we borrowed $110.0 million under our revolving credit facility pursuant to the Second Amended Credit Agreement. Outstanding borrowing under the revolving credit facility will accrue interest at an adjusted SOFR rate plus a margin as provided in the Second Amended Credit Agreement.

Convertible Senior Notes

On January 19, 2021, we issued $440.0 million in aggregate principal amount of 0.00% Convertible Senior Notes due 2026 in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. $40.0 million in aggregate principal amount of such 2026 Notes were sold in the 2026 Notes offering in connection with the full exercise of the initial purchasers' option to purchase such additional 2026 Notes pursuant to the purchase agreement. The 2026 Notes matured on February 1, 2026. On July 8, 2024, we used approximately $200.0 million of proceeds from the offering of 2029 Notes and approximately $5.1 million of cash on hand to repurchase $220.0 million in aggregate principal amount of the 2026 Notes in connection with the 2029 Notes offering. On August 22, 2025, we repurchased $73.5 million in aggregate principal amount of the 2026 Notes. On or about February 2, 2026, we repaid $146.5 million of the remaining aggregate principal amount of the 2026 Notes using the $110.0 million borrowing under the revolving credit facility and approximately $36.5 million of cash on hand. The 2026 Notes were satisfied and discharged in full.

On July 8, 2024, we issued $287.5 million aggregate principal amount of 2.875% Convertible Senior Notes due 2029 (the "2029 Notes") in a private placement to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. $27.5 million aggregate principal amount of the 2029 Notes were sold in connection with the full exercise of the initial purchasers' option to purchase such additional 2029 Notes offering pursuant to the purchase agreement. We will settle any conversions of the 2029 Notes by paying cash up to the aggregate principal amount of the 2029 Notes to be converted and cash, shares of Class A common stock or a combination of cash and shares, at our election, in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the 2029 Notes being converted. The 2029 Notes bear interest at a fixed rate of 2.875% per year, payable semiannually in arrears on January 15 and July 15 of each year, beginning on January 15, 2025. The 2029 Notes will mature on July 15, 2029, unless earlier repurchased, redeemed, or converted in accordance with their terms.

As of December 31, 2025, we had convertible senior notes outstanding of $426.5 million, net of deferred issuance costs, under the 2026 Notes and 2029 Notes. We were in compliance with the related restrictive financial covenants. Additionally, we currently expect that we will remain in compliance with the restrictive financial covenants prospectively.

Tax Receivable Agreement

Upon the completion of the Business Combination, we entered into that certain Tax Receivable Agreement (the "Tax Receivable Agreement" or "TRA") with holders (other than the Company) of limited liability company interests of Hawk Parent (the "Post-Merger Repay Units"). As a result of the TRA, we established a liability in our consolidated financial statements. Such liability, which will increase upon the exchanges of Post-Merger Repay Units for Class A common stock, generally represents 100% of the estimated future tax benefits, if any, relating to the increase in tax basis that will result from exchanges of the Post-Merger Repay Units for shares of Class A common stock pursuant to the Exchange Agreement and certain other tax attributes of the Company and tax benefits of entering into the TRA, including tax benefits attributable to payments under the TRA.

Under the terms of the TRA, we may elect to terminate the TRA early but will be required to make an immediate payment equal to the present value of the anticipated future cash tax savings. As a result, the associated liability reported on our consolidated financial statements may be increased. We expect that the payment obligations of the Company required under the TRA will be substantial. The actual increase in tax basis, as well as the amount and timing of any payments under the TRA, will vary depending upon a number of factors, including the timing of redemptions or exchanges by the holders of Post-Merger Repay Units, the price of our Class A common stock at the time of the redemption or exchange, whether such redemptions or exchanges are taxable, the amount and timing of the taxable income we generate in the future, the tax rate then applicable and the portion of our payments under the TRA constituting imputed interest. We expect to fund the payment of the amounts due under the TRA out of the cash savings that we actually realize in respect of the attributes to which the TRA relates. However, the payments required to be made could be in excess of the actual tax benefits that we realize and there can be no assurance that we will be able to finance our obligations under the TRA.

Critical Accounting Policies and Estimates

Recently Issued Accounting Standards

For information related to recent accounting pronouncements and the impact of these pronouncements on our consolidated financial statements, see Note 2. Basis of Presentation and Summary of Significant Accounting Policies, to our Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K.

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported consolidated statements of operations during the reporting period. We base our estimates and judgments on historical experience and available relevant information that we believe to be reasonable under the circumstances, and we continue to review and evaluate these estimates. Actual results may materially differ from these estimates under different assumptions or conditions as new or additional information become available in future periods. Accounting policies require numerous estimates or economic assumptions that may prove inaccurate or may be subject to variations which may significantly affect our reported results and financial condition for the period or in future periods. Subsequent changes in economic or market conditions could have a material impact on these estimates and our financial condition and operating results in future periods. There have been no significant changes in our application of accounting estimates during the year ended December 31, 2025.

Revenue Recognition

The consideration to be received in our contracts with clients consists of variable consideration where the timing and quantity of transactions to be processed is not determinable at contract inception. Our performance obligation in our contracts with clients is the promise to stand-ready to provide front-end authorization and back-end settlement payment processing services ("processing services") for an unknown or unspecified quantity of transactions and the consideration received is contingent upon the client's use (e.g., number of transactions submitted and processed) of the related processing services. Accordingly, the total transaction price is variable. These services are stand-ready obligations, as the timing and quantity of transactions to be processed is not determinable.

We follow the requirements of ASC 606-10-55-36 through -40, *Revenue from Contracts with Customers, Principal Agent Considerations*, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a client.

The principal versus agent evaluation is matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether we control the good or service before it is transferred to the client or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified.

Impairment

We review goodwill and indefinite-lived intangible assets for impairment annually in the fourth quarter of our fiscal year, or more frequently as warranted by events or changes in circumstances which indicate that the carrying amount may not be recoverable. We may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is less than its carrying amount. If, based on the results of the qualitative assessment, it is concluded that it is not more likely than not that the fair value of a reporting unit or indefinite-lived asset exceeds its carrying value, a quantitative test is performed. Under the quantitative test, we compare the carrying value of the reporting unit or indefinite-lived intangible asset to its fair value, which we estimate using a discounted cash flow analysis or by comparison to the market values of similar assets. If the carrying value exceeds its fair value, we record an impairment charge equal to the excess of the carrying value over the related fair value. The assumptions used in such valuations such as projected future cash flows, discount rates, growth rates, and determination of appropriate market comparables and recent transactions, are subject to volatility and may differ from actual results. Under a qualitative assessment, we assess various factors including industry and market conditions, macroeconomic conditions and performance of our businesses.

We review other long-lived assets, including ROU assets, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset or an asset group may not be recoverable. In evaluating long-lived assets for recoverability, we estimate the future cash flows at the individual asset or asset group level. Impairment losses are measured and recorded for the excess of an asset's carrying value over its fair value. To determine the fair value of long-lived assets, included ROU assets, we utilize the valuation technique or techniques deemed most appropriate based on the nature of the asset or asset group, which may include the use of quoted market prices, prices for similar assets or other valuation techniques such as discounted future cash flows or earnings.

The determination of fair value is considered a critical accounting estimate because the valuation techniques mentioned use significant estimates and assumptions, including projected future cash flows, discount rates and growth rates.

Income Taxes

Under ASC 740, Income Taxes, deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to net operating losses, tax credits, and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, which will result in taxable or deductible amounts in the future. Our income tax expense/benefit, deferred tax assets and tax receivable liability reflect management's best assessment of estimated current and future taxes. Significant judgments and estimates are required in determining the consolidated income tax expense/benefits, deferred tax assets and tax receivable agreement liability. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence, including projected future taxable income and results of recent operations. Estimating future taxable income is inherently uncertain, requires judgment and is consistent with estimates we are using to manage our business. If we determine in the future that we will not be able to fully utilize all or part of the deferred tax assets, we would record a valuation allowance through earnings in the period the determination was made.

We record the TRA liability at fair value based on estimates of discounted future cash flows associated with the estimated payments to the Post-Merger Repay Unit holders. These inputs are not observable in the market. Therefore, in estimating fair value, management uses a discount rate, also referred to as the Early Termination Rate, to determine the present value based on a risk-free rate plus a spread pursuant to the TRA. A significant increase or decrease in the discount rate could result in a lower or higher balance, respectively, as of the measurement date.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Effects of Inflation

While inflation may impact our revenues and cost of services, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

Interest Rate Risk

Interest rates are highly sensitive to many factors, including U.S. fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond our control. Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. We are exposed to market risk from changes in interest rates on debt, which bears interest at variable rates. Our debt has floating interest rates. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates for its floating rate debt. Our floating rate debt requires payments based on variable interest rates such as the federal funds rate, prime rate, eurocurrency rate, and LIBOR. Therefore, increases in interest rates may reduce our net income or loss by increasing the cost of debt.

As of December 31, 2025, we had convertible senior debt of $426.5 million, net of deferred issuance costs, outstanding. As of December 31, 2024, we had convertible senior debt of $496.8 million, net of deferred issuance costs, net of deferred issuance costs, outstanding. The borrowings under the Second Amended Credit Agreement accrue interest at either base rate, described above under *"Liquidity and Capital Resources — Indebtedness,"* plus a margin of 0.75% to 1.75% or at an adjusted SOFR rate plus a margin of 1.75% to 2.75% under the Second Amended Credit Agreement, in each case depending on the total net leverage ratio, as defined in the Second Amended Credit Agreement.

We may incur additional borrowings from time to time for general corporate purposes, including working capital and capital expenditures.

Foreign Currency Exchange Rate Risk

Invoices for our services are denominated in U.S. dollars and Canadian dollars. We do not expect our future operating results to be significantly affected by foreign currency transaction risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Index to the Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Repay Holdings Corporation

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Repay Holdings Corporation (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 9, 2026 expressed an unqualified opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition

As described further in Note 2 to the consolidated financial statements, the Company's revenue primarily consists of transaction-based fees from payment processing services that are made up of a significant volume of low-dollar transactions, sourced from multiple systems, platforms, and applications. The processing of such transactions and recording of revenue is system-driven and based on contractual terms with merchants, financial institutions, payment networks, and other parties. Because of the nature of the payment processing services, the Company relies on automated systems and third parties to process and record its revenue transactions.

The principal consideration for our determination that the complexity of revenue recognition is a critical audit matter is the increased extent of effort and involvement of professionals with specialized skills in information technology (IT) to identify, test, and evaluate the Company's systems and automated controls.

Our audit procedures related to the revenue recognized during the year ended December 31, 2025, included the following, among others:

- With the assistance of our IT professionals, we:

  o Identified the significant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.

  o Tested system interface controls and automated controls within the relevant revenue streams, as well as the controls designed to ensure the accuracy and completeness of revenue.

- We tested internal controls within the relevant revenue business processes, including those in place to reconcile the various reports extracted from the IT systems to the Company's general ledger.

- For a sample of revenue transactions, we tested selected transactions by agreeing the inputs to the calculation of revenue recognized to source documents, including merchant contracts and processor reports and testing the mathematical accuracy of the recorded revenue.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2018.

Atlanta, Georgia
March 9, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Repay Holdings Corporation

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Repay Holdings Corporation (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2025, and our report dated March 9, 2026 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Atlanta, Georgia
March 9, 2026

REPAY HOLDINGS CORPORATION
Consolidated Balance Sheets

($ in thousands)	December 31, 2025	December 31, 2024
Assets		
Cash and cash equivalents	$ 115,692	$ 189,530
Current restricted cash	29,327	35,654
Accounts receivable, net	33,172	32,950
Prepaid expenses and other	18,641	17,114
Total current assets	**196,832**	**275,248**
Property and equipment, net	1,243	2,383
Noncurrent restricted cash	10,633	11,525
Intangible assets, net	329,844	389,034
Goodwill	474,512	716,793
Operating lease right-of-use assets, net	8,866	11,142
Deferred tax assets	173,028	163,283
Other assets	4,791	2,500
Total noncurrent assets	**1,002,917**	**1,296,660**
Total assets	**$ 1,199,749**	**$ 1,571,908**
Liabilities		
Accounts payable	$ 25,177	28,912
Accrued expenses	52,959	55,501
Current maturities of long-term debt, net	146,477	—
Current operating lease liabilities	1,548	1,230
Current tax receivable agreement ($1,555 and $2,413 held for related parties as of December 31, 2025 and December 31, 2024, respectively)	13,702	16,337
Other current liabilities	785	267
Total current liabilities	**240,648**	**102,247**
Long-term debt, net	280,065	496,778
Noncurrent operating lease liabilities	8,790	10,507
Tax receivable agreement, net of current portion ($20,748 and $25,134 held for related parties as of December 31, 2025 and December 31, 2024, respectively)	187,239	187,308
Other liabilities	1,225	1,899
Total noncurrent liabilities	**477,319**	**696,492**
Total liabilities	**$ 717,967**	**$ 798,739**
Commitments and contingencies (Note 11)		
Stockholders' equity		
Class A common stock, $0.0001 par value; 2,000,000,000 shares authorized, 95,138,635 issued and 81,762,746 outstanding as of December 31, 2025; 93,732,227 issued and 88,239,494 outstanding as of December 31, 2024	8	9
Class V common stock, $0.0001 par value; 1,000 shares authorized and 100 shares issued and outstanding as of December 31, 2025 and 2024	—	—
Treasury stock, 13,375,889 and 5,492,733 shares as of December 31, 2025 and December 31, 2024, respectively	(92,025)	(53,782)
Additional paid-in capital	1,166,998	1,148,871
Accumulated deficit	(590,550)	(333,826)
Total Repay stockholders' equity	**484,431**	**761,272**
Non-controlling interests	**(2,649)**	**11,897**
Total equity	**$ 481,782**	**$ 773,169**
Total liabilities and equity	**$ 1,199,749**	**$ 1,571,908**

See accompanying notes to consolidated financial statements.

REPAY HOLDINGS CORPORATION
Consolidated Statements of Operations

($ in thousands, except per share data)		Year Ended December 31,				
		2025		2024		2023
Revenue	$	309,261	$	313,042	$	296,627
Operating Expenses						
Costs of services (exclusive of depreciation and amortization shown separately below)		77,243		71,636		69,703
Selling, general and administrative		142,006		145,466		148,653
Depreciation and amortization		102,046		103,710		103,857
Loss on business disposition		—		—		10,027
Impairment loss		242,688		—		75,800
Total operating expenses		563,983		320,812		408,040
Loss from operations		(254,722)		(7,770)		(111,413)
Other income (expense)						
Interest income		4,061		5,992		2,822
Interest expense		(13,947)		(7,873)		(3,870)
Gain on extinguishment of debt		1,374		13,136		—
Change in fair value of tax receivable liability		(13,507)		(14,543)		(6,619)
Other income (loss)		(216)		138		(455)
Total other income (expense)		(22,235)		(3,150)		(8,122)
Loss before income tax benefit		(276,957)		(10,920)		(119,535)
Income tax benefit		5,869		575		2,115
Net loss	$	(271,088)	$	(10,345)	$	(117,420)
Less: Net loss attributable to non-controlling interests		(14,364)		(189)		(6,930)
Net loss attributable to the Company	$	(256,724)	$	(10,156)	$	(110,490)
Loss per Class A share attributable to the Company:						
Basic and diluted	$	(3.00)	$	(0.11)	$	(1.23)
Weighted-average shares outstanding:						
Basic and diluted		85,558,300		89,915,137		90,048,638

See accompanying notes to consolidated financial statements.

REPAY HOLDINGS CORPORATION
Consolidated Statements of Comprehensive Income

($ in thousands)		Year Ended December 31,				
		2025		**2024**		**2023**
Net loss..	$	(271,088)	$	(10,345)	$	(117,420)
Other comprehensive income (loss), net of tax....................................		—		—		—
Less: Comprehensive loss attributable to non-controlling interests.......		(14,364)		(189)		(6,930)
Comprehensive income (loss) attributable to the Company	$	(256,724)	$	(10,156)	$	(110,490)

See accompanying notes to consolidated financial statements.

REPAY HOLDINGS CORPORATION
Consolidated Statements of Changes in Equity

($ in thousands)	Repay Stockholders: Class A Common Stock Shares	Class A Common Stock Amount	Class V Common Stock Shares	Class V Common Stock Amount	Additional Paid-In Capital	Treasury Stock	Accumulated Deficit	Non-controlling Interests	Total Equity
Balance at December 31, 2022	88,276,613	$ 9	100	$ —	$ 1,117,733	$ (10,000.00)	$ (213,180)	$ 33,731	$ 928,293
Exchange of Post-Merger Repay Units	2,031,636	—		—	7,557	—	—	(7,557)	—
Release of share awards vested under Incentive Plan	1,084,532	—		—	1,963	—	—	(3)	1,960
Tax withholding related to shares vesting under Incentive Plan	(250,428)	—		—	(1,905)	—	—	14	(1,891)
Treasury shares repurchased	(338,369)	—		—	(3)	(2,528)	—	3	(2,528)
Stock-based compensation	—	—		—	22,236	—	—	(80)	22,156
Tax distribution from Hawk Parent	—	—		—	—	—	—	(3,525)	(3,525)
Valuation allowance on Ceiling Rule DTA	—	—		—	3,743	—	—	—	3,743
Net loss	—	—		—	—	—	(110,490)	(6,930)	(117,420)
Balance at December 31, 2023	90,803,984	$ 9	100	$ —	$ 1,151,324	$ (12,528)	$ (323,670)	$ 15,653	$ 830,788
Exchange of Post-Merger Repay Units	464,552	—		—	1,634	—	—	(1,238)	396
Release of share awards vested under Incentive Plan and shares purchased under ESPP	1,311,077	—		—	1	—	—	(1)	—
Tax withholding related to shares vesting under Incentive Plan and ESPP	(322,788)	—		—	(2,138)	—	—	7	(2,131)
Treasury shares repurchased	(4,076,223)	—		—	(324)	(41,254)	—	37	(41,541)
Stock-based compensation	—	—		—	24,410	—	—	(22)	24,388
Stock options exercised	58,892	—		—	396	—	—	(1)	395
Purchase of capped calls related to issuance of the 2029 Notes	—	—		—	(29,418)	—	—	—	(29,418)
Tax distribution from Hawk Parent	—	—		—	—	—	—	(2,349)	(2,349)
Valuation allowance on Ceiling Rule DTA	—	—		—	2,986	—	—	—	2,986
Net loss	—	—		—	—	—	(10,156)	(189)	(10,345)
Balance at December 31, 2024	88,239,494	$ 9	100	$ —	$ 1,148,871	$ (53,782)	$ (333,826)	$ 11,897	$ 773,169
Exchange of Post-Merger Repay Units	93,660	—		—	201	—	—	(201)	—
Release of share awards vested under Incentive Plan and shares purchased under ESPP	1,826,060	—		—	—	—	—	—	—
Tax withholding related to shares vesting under Incentive Plan and ESPP	(513,312)	—		—	(3,329)	—	—	5	(3,324)
Treasury shares repurchased	(7,883,156)	(1)		—	(338)	(38,243)	—	33	(38,549)
Stock-based compensation	—	—		—	18,348	—	—	(19)	18,329
Valuation allowance on Ceiling Rule DTA	—	—		—	3,245	—	—	—	3,245
Net loss	—	—		—	—	—	(256,724)	(14,364)	(271,088)
Balance at December 31, 2025	81,762,746	$ 8	100	$ —	$ 1,166,998	$ (92,025)	$ (590,550)	$ (2,649)	$ 481,782

See accompanying notes to consolidated financial statements.

REPAY HOLDINGS CORPORATION
Consolidated Statements of Cash Flows

($ in thousands)	Year Ended December 31,		
	2025	2024	2023
Cash flows from operating activities			
Net loss	$ (271,088)	$ (10,345)	$ (117,420)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	102,046	103,710	103,857
Stock based compensation	18,329	24,388	22,156
Amortization of debt issuance costs	3,113	3,030	2,847
Loss on business disposition	—	—	10,027
Gain on extinguishment of debt	(1,374)	(13,136)	—
Other loss	267	—	238
Fair value change in tax receivable agreement liability	13,507	14,543	6,619
Impairment loss	242,688	—	75,800
Deferred tax benefit	(6,373)	(2,490)	(3,594)
Change in accounts receivable, net	(222)	3,067	(3,986)
Change in prepaid expenses and other	(1,527)	(1,905)	2,936
Change in operating lease ROU assets	1,869	(3,119)	1,328
Change in other assets	(2,291)	—	—
Change in accounts payable	(3,735)	6,882	(189)
Change in accrued expenses and other	(2,542)	22,594	3,890
Change in operating lease liabilities	(1,399)	2,861	(1,388)
Change in other liabilities	(156)	10	493
Net cash provided by operating activities	**91,112**	**150,090**	**103,614**
Cash flows from investing activities			
Purchases of property and equipment	(286)	(989)	(733)
Purchases of intangible assets	(200)	—	(13,545)
Capitalized software development costs	(41,497)	(43,864)	(50,083)
Proceeds from sale of business, net of cash retained	—	—	40,273
Net cash used in investing activities	**(41,983)**	**(44,853)**	**(24,088)**
Cash flows from financing activities			
Issuance of long-term debt	—	287,500	—
Payments on long-term debt	(71,976)	(205,150)	(20,000)
Payments of debt issuance costs	—	(9,631)	—
Payments for tax withholding related to shares vesting under Incentive Plan and ESPP	(3,324)	(2,131)	(1,891)
Treasury shares repurchased	(38,549)	(41,541)	(2,528)
Stock options exercised	—	395	—
Distributions to Members	—	(2,349)	(3,525)
Purchase of capped calls related to issuance of the 2029 Notes	—	(39,186)	—
Payment of Tax Receivable Agreement ("TRA")	(16,337)	(580)	—
Payments of contingent consideration up to acquisition date fair value	—	—	(1,000)
Net cash used in financing activities	**(130,186)**	**(12,673)**	**(28,944)**
(Decrease) increase in cash, cash equivalents and restricted cash	**(81,057)**	**92,564**	**50,582**
Cash, cash equivalents and restricted cash at beginning of period	**$ 236,709**	**$ 144,145**	**$ 93,563**
Cash, cash equivalents and restricted cash at end of period	**$ 155,652**	**$ 236,709**	**$ 144,145**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest	$ 9,147	$ 4,843	$ 1,024
Income taxes, net of refunds received	$ 1,761	$ 2,811	$ 1,330
Reconciliation of cash, cash equivalents and restricted cash in the Consolidated Balance Sheets to the amounts shown in the Consolidated Statements of Cash Flows:			
Cash and cash equivalents	$ 115,692	$ 189,530	$ 118,096
Current restricted cash	29,327	35,654	11,324
Noncurrent restricted cash	10,633	11,525	14,725
Total cash, cash equivalents and restricted cash as shown in the Consolidated Statements of Cash Flows	$ 155,652	$ 236,709	$ 144,145

See accompanying notes to consolidated financial statements.

1. Organizational Structure and Corporate Information

Repay Holdings Corporation was incorporated as a Delaware corporation on July 11, 2019 in connection with the closing of a transaction (the "Business Combination") pursuant to which Thunder Bridge Acquisition Ltd., a special purpose acquisition company organized under the laws of the Cayman Islands ("Thunder Bridge"), (a) domesticated into a Delaware corporation and changed its name to "Repay Holdings Corporation" and (b) consummated the merger of a wholly owned subsidiary of Thunder Bridge with and into Hawk Parent Holdings, LLC, a Delaware limited liability company ("Hawk Parent").

Throughout this section, unless otherwise noted or unless the context otherwise requires, the terms "we", "us", "Repay" and the "Company" and similar references refer (1) before the Business Combination, to Hawk Parent and its consolidated subsidiaries and (2) from and after the Business Combination, to Repay Holdings Corporation and its consolidated subsidiaries. Throughout this section, unless otherwise noted or unless the context otherwise requires, "Thunder Bridge" refers to Thunder Bridge Acquisition. Ltd. prior to the consummation of the Business Combination.

The Company is headquartered in Atlanta, Georgia. The Company's legacy business was founded as M & A Ventures, LLC, a Georgia limited liability company doing business as REPAY: Realtime Electronic Payments ("REPAY LLC"), in 2006. Hawk Parent was formed in 2016 in connection with the acquisition of a majority interest in the successor entity of REPAY LLC and its subsidiaries.

Business Overview

The Company provides integrated payment processing solutions to industry-oriented markets in which businesses have specific transaction processing needs. The Company refers to these markets as "vertical markets" or "verticals." The Company's proprietary, integrated payment technology platforms reduce the complexity of the electronic payments process for businesses. The Company charges its clients processing fees based on the volume of payment transactions processed and other transaction or service fees. The Company intends to continue to strategically target verticals where the Company believes its ability to tailor payment solutions to its clients' needs, its deep knowledge of the Company's vertical markets and the embedded nature of its integrated payment solutions will drive strong growth by attracting new clients and fostering long-term client relationships.

The Company provides payment processing solutions to clients primarily operating in the personal loans, automotive loans, receivables management, and business-to-business verticals. The Company's payment processing solutions enable consumers and businesses in these verticals to make payments using electronic payment methods, rather than cash or check, which have historically been the primary methods of payment in these verticals. The Company believes that a growing number of consumers and businesses prefer the convenience and efficiency of paying with cards and other electronic methods and that the Company is poised to benefit from the significant growth opportunity of electronic payment processing as these verticals continue to shift from cash and check to electronic payments. The personal loans vertical is predominately characterized by installment loans, which are typically utilized by consumers to finance everyday expenses. The automotive loans vertical includes a diversified client base across the entire credit spectrum. The Company's receivables management vertical relates to consumer debt collections, which typically enter the receivables management process due to delinquency on credit card bills or as a result of major life events, such as job loss or major medical issues. The business-to-business vertical relates to transactions occurring between a wide variety of enterprise clients, many of which operate in the retail automotive, education, field services, governments and municipalities, healthcare, media, HOA management and hospitality industries.

The Company's go-to-market strategy combines direct sales with integrations with key software providers in its target verticals. The integration of the Company's technology with key software providers in the verticals that the Company serves, including loan management systems, DMS, collection management systems, and enterprise resource planning software systems, allows the Company to embed its omni-channel payment processing technology into its clients' critical workflow software and ensure seamless operation of the Company's solutions within its clients' enterprise management systems. The Company refers to these software providers as its "software integration partners." This integration allows the Company's sales force to readily access new client opportunities or respond to inbound leads because, in many cases, a business will prefer, or in some cases only consider, a payments provider that has already integrated or is able to integrate its solutions with the business' primary enterprise management system. The Company has successfully integrated its technology solutions with numerous, widely-used enterprise management systems in the verticals that it serves, which makes its platform a more compelling choice for the businesses that use them. Moreover, the Company's relationships with its software integration partners help it to develop deep industry knowledge regarding trends in client needs. The Company's integrated model fosters long-term relationships with its clients, which supports its volume retention rates that the Company believes are above industry averages. As of December 31, 2025, the Company maintained approximately 294 integrations with various software providers.

The Company has two reportable segments: Consumer Payments and Business Payments. For additional information on segments, see Note 15. Segments to our consolidated financial statements.

Consumer Payments

The Consumer Payments segment provides payment processing solutions (including debit and credit card processing, ACH processing and other electronic payment acceptance solutions, as well as our loan disbursement product) that enable the Company's clients to collect payments and disburse funds to consumers and includes the Company's clearing and settlement solutions ("RCS") offering. RCS is the Company's proprietary clearing and settlement platform through which the Company markets customizable payment processing programs to other Independent Sales Organizations ("ISOs") and payment facilitators. The strategic vertical markets served by the Consumer Payments segment primarily include personal loans, automotive loans, receivables management, credit unions, mortgage servicing, consumer healthcare and diversified retail. The Consumer Payments segment represented approximately 85% of the Company's total revenue after any intersegment eliminations for the year ended December 31, 2025.

Business Payments

The Business Payments segment provides payment processing solutions (including accounts payable automation, debit and credit card processing, virtual credit card processing, ACH processing and other electronic payment acceptance solutions) that enable the Company's clients to collect or send payments to other businesses. The strategic vertical markets served within the Business Payments segment primarily include retail automotive, education, field services, governments and municipalities, healthcare, media, HOA management and hospitality. The Business Payments segment represented approximately 15% of the Company's total revenue after any intersegment eliminations for the year ended December 31, 2025.

2. Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Repay Holdings Corporation and its majority-owned subsidiary, Hawk Parent Holdings LLC, along with Hawk Parent Holdings LLC's wholly owned subsidiaries: Hawk Intermediate Holdings, LLC, Hawk Buyer Holdings, LLC, Repay Holdings, LLC, M&A Ventures, LLC, Repay Management Holdco Inc., Repay Management Services LLC, Sigma Acquisition, LLC, Wildcat Acquisition, LLC, Marlin Acquirer, LLC, REPAY International LLC, REPAY Canada Solutions ULC, TriSource Solutions, LLC ("TriSource"), Mesa Acquirer, LLC, CDT Technologies LTD ("Ventanex"), Viking GP Holdings, LLC, cPayPlus, LLC ("cPayPlus"), CPS Payment Services, LLC, Media Payments, LLC ("Media Payments"), Custom Payment Systems, LLC, Electronic Payment Providers, LLC, Internet Payment Exchange, LLC, Stratus Payment Solutions, LLC, Clear Payment Solutions, LLC, Harbor Acquisition LLC, Payix Holdings Incorporated and Payix Incorporated. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Financial Statement Presentation

The accompanying consolidated financial statements of the Company were prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The Company uses the accrual basis of accounting whereby revenues are recognized when earned, usually upon the date services are rendered, and expenses are recognized at the date services are rendered or goods are received.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported consolidated statements of operations during the reporting period. Actual results could differ materially from those estimates.

Segment Reporting

The Company reports operating results through two reportable segments: (1) Consumer Payments and (2) Business Payments, as further discussed in Note 15. Segments.

There are no significant concentrations by state or geographical location, nor are there any significant individual client concentrations by balance.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposit accounts, money market accounts and short‑term investments with original maturities of three months or less. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The amount of cash that the Company considers to be available for general purposes was $115.7 million and $189.5 million as of December 31, 2025 and 2024, respectively. As of December 31, 2025, approximately 93% of the Company's total balance of cash and cash equivalents was held within a small group of financial institutions, primarily large money center banks. Although the Company currently believes that the financial institutions with whom the Company does business will be able to fulfill their commitments to the Company, there is no assurance that those institutions will be able to continue to do so. The Company has not experienced any losses associated with the Company's balances in such accounts for the years ended December 31, 2025, 2024 or 2023.

Restricted Cash

Current restricted cash consists of ACH settlement funds in transit ("Settlements"). Settlements are held in accounts maintained at the Company's sponsor banks for the purpose of facilitating the clearing and settlement of funds associated with payments made by or to the Company's clients via the ACH network. The Company records a corresponding liability for Settlements within Accrued expenses in the Consolidated Balance Sheets. Noncurrent restricted cash consists of collateral reserve funds ("Reserves"). Reserves are held on deposit by the Company's sponsor banks to secure potential merchant chargebacks or other similar losses or obligations.

Accounts Receivable

Accounts receivable represent amounts due from clients and payment processors for services rendered. The Company has an established process for aging, provisioning and writing-off its uncollectible accounts receivable. Within this process the Company aggregates accounts receivable to the pools of receivables of similar risk characteristics. The allowance for credit losses on accounts receivables is estimated based on how long a receivable has been outstanding (e.g., under 30 days, 30–60 days, etc.). For accounts receivable outstanding more than 90 days, the Company evaluates and assesses whether the loss reserve percentage requires adjustment for reasonable and supportable forecast of relevant economic factors. For the years ended December 31, 2025 and 2023, the Company's estimated credit losses on accounts receivable were immaterial. For the year ended December 31, 2024, the Company's estimated credit losses on accounts receivable were $1.1 million.

Concentration of Credit Risk

The Company is highly diversified, and no single client represents greater than 10% of the business on a volume or profit basis. The Company holds cash and cash equivalents with various major financial institutions. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Earnings per Share

Basic earnings per share of Class A common stock is computed by dividing net income (loss) attributable to the Company by the weighted average number of shares of Class A common stock outstanding during the period. Diluted earnings per share of Class A common stock is computed by dividing net income attributable to the Company, by the weighted average number of shares of Class A common stock outstanding adjusted to give effect to potentially dilutive elements, including the assumed exchange of all limited liability company interests of Hawk Parent ("Post-Merger Repay Units"), unvested share-based awards, outstanding stock options, outstanding ESPP ("Employee Stock Purchase Program") purchase rights and the Company's convertible senior notes.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and includes expenditures which substantially increase the useful lives of existing property and equipment. Maintenance, repairs, and minor renovations are charged to operations as incurred. When property and equipment is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from their respective accounts, and any gain or loss on the disposition is credited or charged to operations.

The Company provides for depreciation of property and equipment using the straight-line method designed to amortize costs over estimated useful lives as follows:

	Estimated Useful Life
Furniture, fixtures, and office equipment	5 years
Computers	3 years
Leasehold improvements	Lesser of 5 years or lease term

The Company evaluates the recoverability of property and equipment at least annually or whenever events or changes in circumstances indicate that the carrying amount of property and equipment may not be recoverable. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment, and actual results may differ from assumed and estimated amounts. If the carrying amount of property and equipment is determined not to be recoverable, a write-down to fair value is recorded. No impairments were recognized for the years ended December 31, 2025, 2024 and 2023.

Intangible Assets

Intangible assets consist of internal-use software development costs, purchased software, channel relationships, client relationships, certain key personnel non-compete agreements, and trade names. The Company capitalizes internal-use software development costs when the Company has completed the preliminary project stage, management authorizes the project, management commits to funding the project, it is probable the project will be completed and the project will be used to perform the function intended. The Company is amortizing internal-use software development costs and purchased software on the straight‑line method over a three-year estimated useful life, a ten-year estimated useful life for channel and client relationships, and an estimated useful life for non-compete agreements equal to the term of the agreement. Trade names are determined to have an indefinite useful life. The Company evaluates the recoverability of intangible assets at least annually or whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment, and actual results may differ from assumed and estimated amounts. No impairments were recognized during the years ended December 31, 2025 and 2024. During the year ended December 31, 2023, the Company recognized an impairment of $0.1 million related to a trade name write-off of Media Payments, as the Company strategically phased out the trade name of the acquired business.

Goodwill

Goodwill represents the excess of purchase price over tangible and intangible assets acquired less liabilities assumed arising from business combinations. Goodwill is generally allocated to reporting units based upon relative fair value (taking into consideration other factors such as synergies) when an acquired business is integrated into multiple reporting units. The Company's reporting units are at the operating segment level or one level below the operating segment level for which discrete financial information is prepared and regularly reviewed by management. When a business within a reporting unit is disposed of, goodwill is allocated to the disposed business using the relative fair value method. Relative fair value is estimated using a combination of a discounted cash flow ("DCF") analysis and market valuation approach.

The Company performs a qualitative goodwill assessment at the reporting unit level at least annually, or more frequently as events occur or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. Factors considered in the Company's qualitative assessment include financial performance, financial forecasts, macroeconomic conditions, industry and market conditions, cost factors, market capitalization, carrying value, and events affecting the reporting units. If, after considering all relevant events and circumstances, the Company determines it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then it is necessary to perform a quantitative impairment test. If the Company elects to bypass the qualitative analysis, or concludes from the Company's qualitative analysis that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, a quantitative impairment test is performed by comparing the fair value of each reporting unit with its carrying amount. If the fair value is greater than the carrying amount, then the reporting unit's goodwill is deemed not to be impaired. If the fair value is less than the carrying amount, a non-cash impairment loss is recognized for the amount by which a reporting unit's carrying amount exceeds its fair value, without exceeding the total amount of goodwill allocated to that reporting unit. Management estimates the fair value of the reporting units using a combination of a DCF calculation, which is a form of the income approach, and a market multiples calculation, which is a form of the market approach. The Company uses internal forecasts to estimate future cash flows expected to be generated by the reporting units when preparing DCF models under the income approach. To discount these cash flows, the Company uses an estimated weighted average cost of capital, which incorporates market and company-specific risk factors. The Company applies comparable publicly traded companies' multiples (e.g., revenue or Adjusted EBITDA) to the Company's reporting units' financial forecasts when using market multiples under the market approach.

After considering the decline in the Company's stock price during the second quarter of 2025, the Company considered goodwill impairment triggering events and determined that goodwill was more likely than not impaired. The Company performed a quantitative analysis using both a discounted cash flow method and a market comparable method of estimating fair value and concluded that goodwill associated with the Consumer Payments reporting unit was impaired as of June 30, 2025. The fair value of the Consumer Payments reporting unit was primarily impacted by a change in the discount rate and the decrease to comparable company multiples. The Company recognized an impairment loss of $103.2 million on goodwill related to the Consumer Payments segment and an impairment loss of $0.6 million related to the Business Payments segment within the Impairment loss in the Company's Consolidated Statements of Operations for the year ended December 31, 2025. Following the decline in the Company's stock price during the fourth quarter of 2025, the Company evaluated potential goodwill impairment triggering events and concluded that it was more likely than not that the goodwill was impaired. The Company conducted a quantitative assessment using both a discounted cash flow approach and a market comparable approach to estimate fair value. Based on this analysis, the Company determined that the goodwill associated with the Consumer Payments reporting unit was impaired as of December 31, 2025. The estimated fair value of the Consumer Payments reporting unit was primarily impacted by changes in the discount rate and comparable market multiples. The Company recognized an impairment of $138.5 million related to the Consumer Payments reporting unit within Impairment loss in the Company's Consolidated Statements of Operations for the year ended December 31, 2025.

Revenue

Repay provides integrated payment processing solutions to niche markets that have specific transaction processing needs; for example, personal loans, automotive loans, and receivables management. The Company contracts with its clients through contractual agreements that set forth the general terms and conditions of the service relationship, including rights of obligations of each party, line item pricing, payment terms and contract duration. Receivables are generally remitted directly from the sponsor bank within a short period of time, or are remitted based on customer invoices generally due 30 days from date of invoice. Most of our revenues are derived from volume-based payment processing fees ("discount fees") and other related fixed per transaction fees. Discount fees represent a percentage of the dollar amount of each credit or debit transaction processed and include fees relating to processing and services that we provide. As the Company's clients process increased volumes of payments, our revenues increase as a result of the fees we charge for processing these payments.

The Company's performance obligation in its contracts with clients is the promise to stand-ready to provide front-end authorization and back-end settlement payment processing services ("processing services") for an unknown or unspecified quantity of transactions and the consideration received is contingent upon the client's use (e.g., number of transactions submitted and processed) of the related processing services. Accordingly, the total transaction price is variable. These services are stand-ready obligations, as the timing and quantity of transactions to be processed is not determinable. Under a stand-ready obligation, the Company's performance obligation is satisfied over time throughout the contract term rather than at a point in time. Because the service of standing ready to perform processing services is substantially the same each day and has the same pattern of transfer to the client, the Company has determined that its stand-ready performance obligation comprises a series of distinct days of service. Discount fees and other fixed per transaction fees are recognized each day using a time-elapsed output method based on the volume or transaction count at the time the clients' transactions are processed.

The Company has processing contracts that contain annual minimums to which the Company would be entitled to bill the shortfall between the actual processing revenue incurred during the annual period and the specified minimum in the contract. At the beginning of each annual period, the Company assesses the appropriate amount of the guaranteed minimums (either the fixed consideration or fixed consideration plus estimated overages) to recognize on a time-elapsed basis over the annual period.

Revenues are also derived from transaction or service fees (e.g. chargebacks, gateway) as well as other miscellaneous service fees. These services are considered immaterial in the overall context of our contractual arrangements and, as such, do not represent distinct performance obligations. Instead, the fees associated with these services are bundled with the processing services performance obligation identified. Interest earned on Settlements is recognized as a part of revenue as the collecting, holding, and remitting of client funds are integral components of providing the Company's payment services.

The transaction price for such processing services is determined, based on the judgment of the Company's management, considering factors such as margin objectives, pricing practices and controls, client segment pricing strategies, the product life cycle and the observable price of the service charged to similarly situated clients.

The Company follows the requirements of ASC 606-10-55-36 through -40, *Revenue from Contracts with Customers, Principal Agent Considerations*, in determining the gross versus net revenue presentation for each performance obligation in the contract with a client. Revenue recorded by the Company in the capacity as a principal is reported on a gross basis equal to the full amount of consideration to which the Company expects in exchange for the good or service transferred. Revenue recorded with the Company acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

The principal versus agent evaluation is matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether the Company controls the good or service before it is transferred to the client or whether the Company is acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. When the Company acts as an agent, the fees collected from clients on behalf of the payment networks and card issuer is netted with the gross fees collected so that the net revenue is presented within Revenue in the Consolidated Statements of Operations.

Indirect relationships

As a result of its past acquisitions, the Company has legacy relationships with ISOs, whereby the Company acts as the merchant acquirer for the ISO. The ISO maintains a direct relationship with the sponsor bank and the transaction processor, rather than the Company. Consequently, the Company recognizes revenue for these relationships net of the residual amount remitted to the ISO, based on the fact that the ISO is primarily responsible for providing the transaction processing services to the merchant. The Company is not focused on this sales model, and this relationship will represent an increasingly smaller portion of the business over time.

Contract Costs

The incremental costs of obtaining a contract are recognized as an asset if the cost is incremental to obtaining a contract, and whether the costs are recoverable from the client. If both criteria are not met, costs are expensed as incurred. If the amortization period of the capitalized commission cost asset is less than one year, the Company may elect a practical expedient per ASC 340-40-25-4 to expense commissions as incurred. The amortization period is consistent with the concept of useful life under other accounting guidance, which is defined as the period over which an asset is expected to contribute directly or indirectly to future cash flows.

The Company currently incurs costs to obtain a contract through payments made to external referral partners. Commission payments are made to the external referral partner on a monthly basis based on a percentage of the profit on the contract, for as long as the client and the external referral partner have agreements with the Company. Any capitalized commission cost assets have an amortization period of one year or less, therefore the Company utilizes the practical expedient to expense commissions as incurred. Internal salesforce commissions are expensed as incurred.

Costs to fulfill contracts with clients either give rise to an asset or are expensed as incurred. If the cost is not already covered by other applicable accounting literature, fulfillment costs are capitalized to the extent they directly relate to a specific contract, are used to generate or enhance resources used in satisfying performance obligations and are expected to be recovered. The Company does not have any costs incurred to fulfill a contract.

Practical Expedients

The Company has utilized the portfolio approach practical expedient per ASC 606-10-10-4, which allows the application of ASC 606 to a portfolio of contracts with similar characteristics provided the accounting does not differ materially to application of ASC 606 to the individual contract.

The Company has also utilized the practical expedient for immaterial goods and services per ASC 606-10-25-16A, which permits the Company not to recognize a promised good or service as a performance obligation if it is considered an immaterial promise in the context of the contract.

Equity Units Awarded

The Repay Holdings Corporation 2019 Omnibus Incentive Plan (as amended, the "Incentive Plan") provides for the grant of various equity-based incentive awards to employees, directors, consultants and advisors to the Company. The types of equity-based awards that may be granted under the Incentive Plan include: stock appreciation rights ("SARs"), performance stock units ("PSUs"), restricted stock awards ("RSAs"), restricted stock units ("RSUs"), performance-based stock options ("PSOs") and other stock-based awards. As of December 31, 2025, there were 5,746,321 shares of Class A common stock available for future issuance under the Incentive Plan.

The Company accounts for stock-based compensation for employees and directors in accordance with ASC 718, Compensation ("ASC 718"). ASC 718 requires all share-based payments to employees to be recognized in the statement of operations based on their fair values. Under the provisions of ASC 718, stock-based compensation costs are measured at the grant date, based on the fair value of the award, and are recognized as expense over the employee's requisite or derived service period.

PSUs, RSAs, RSUs and PSOs granted under the Incentive Plan are measured based on the fair value of the awards on the date of the grant. Compensation expense is recognized for those awards over the requisite service period within Selling, general, and administrative in the Consolidated Statements of Operations. Forfeitures are accounted for as they occur.

Debt Issuance Costs

The Company accounts for debt issuance costs according to the Financial Accounting Standards Board Accounting Standards Update 2015-03, *Simplifying the Presentation of Debt Issuance Costs*, to present debt issuance costs as a reduction of the carrying amount of the debt.

Fair Value of Financial Instruments

The Company accounts for fair value measurements in accordance with ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or the price paid to transfer a liability as of the measurement date. A three-tier, fair-value reporting hierarchy exists for disclosure of fair value measurements based on the observability of the inputs to the valuation of financial assets and liabilities. The three levels are:

- Level 1 — Quoted prices for identical instruments in active markets.

- Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

- Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable in active exchange markets.

The carrying value of the Company's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable approximated their fair values as of December 31, 2025 and 2024, because of the relatively short maturity dates on these instruments. See Note 6. Fair Value of Assets and Liabilities for further discussion.

Leases

The Company evaluates each of its lease and service arrangements at inception to determine if the arrangement is, or contains, a lease and the appropriate classification of each identified lease. A lease exists if the Company obtains substantially all of the economic benefits of, and has the right to control the use of, an asset for a period of time. The Company has operating leases for real estate. Operating leases with an original lease term in excess of twelve months are included in Operating lease right-of-use assets, net, Current operating lease liabilities and Noncurrent operating lease liabilities in the Consolidated Balance Sheets. Right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate to calculate the present value of lease payments. Lease terms consider options to extend or terminate based on the determination of whether such renewal or termination options are deemed reasonably certain. Lease agreements that contain non-lease components are generally accounted for as a single lease component.

Operating lease costs are recorded in Selling, general and administrative in the Consolidated Statements of Operations based on the underlying asset. Variable costs, such as maintenance expenses, property and sales taxes, association dues and index-based rate increases, are expensed as they are incurred. Variable lease payments associated with the Company's leases are recognized when the event, activity, or circumstance in the lease agreement on which those payments are assessed occurs. Variable lease payments are presented as operating expenses in Selling, general and administrative in the Consolidated Statements of Operations.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases of all applicable class of underlying assets that have a lease term of twelve months or less. The Company recognizes the lease payments associated with its short-term leases as an expense on a straight-line basis over the lease term. Variable lease payments associated with these leases are recognized and presented in the same manner as for all other Company leases.

ROU assets for operating leases are periodically reduced by impairment losses. As of December 31, 2025, the Company recognized an impairment loss of $0.4 million related to the Consumer Payments segment when the Company entered an agreement with a third party to sublease one of the operating leases. The impairment loss was recorded within Impairment loss in the Company's Consolidated Statements of Operations. The Company monitors for events or changes in circumstances that require a reassessment of a lease. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset unless doing so would reduce the carrying amount of the ROU asset to an amount less than zero. In that case, the amount of the adjustment that would result in a negative ROU asset balance is recorded in gain or loss in the Consolidated Statements of Operations.

Taxation

Income taxes are provided for in accordance with ASC 740. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to net operating losses, tax credits, and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company reports a liability or a reduction of deferred tax assets for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. When applicable, the Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Noncontrolling Interest

As of December 31, 2025, 2024, and 2023, the Company held an interest of 94.2%, 94.5%, and 94.2% in Hawk Parent, respectively. For the years ended December 31, 2025, 2024, and 2023, the noncontrolling interest in the net loss of subsidiaries was $14.4 million, $0.2 million, and $6.9 million, respectively.

Incurred But Not Reported ("IBNR") Reserve

IBNR reserve includes the estimated liability related to the claims of the Company's self-funded medical insurance policy for employees. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of IBNR claims using actuarial methods that are based on many variables, including historical patterns of claims, cost trends, and other factors. As of December 31, 2025 and 2024, the Company recognized IBNR reserve of $0.5 million and $0.9 million, respectively, recorded within Accrued expenses in the Consolidated Balance Sheets.

Recently Adopted Accounting Pronouncements

Income Taxes

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosure*s" ("ASU 2023-09"). ASU 2023-09 requires public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, with early adoption permitted.

The Company adopted ASU 2023-09 as of December 31, 2025 retrospectively and prior period disclosures have been revised to conform to the current presentation. The adoption of this standard did not have a material impact on the Company's Consolidated Financial Statements. See Note 14. Taxation for disclosures required by this standard.

Recently Issued Accounting Pronouncements not yet Adopted

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, "*Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)*" ("ASU 2024-03"). ASU 2024-03 requires an entity to disclose specified information about certain costs and expense in the notes to financial statements at each interim and annual reporting period. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, with early adoption permitted. The Company is currently in the process of evaluating the effects of ASU 2024-03 on its Consolidated Financial Statements.

Induced Conversions of Convertible Debt Instruments

In November 2024, the FASB issued Accounting Standards Update No. 2024-04, "*Debt - Debt with Conversion and Other Options (Subtopic 470-20)*" ("ASU 2024-04"). ASU 2024-04 clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. ASU 2024-04 is effective for annual periods beginning after December 15, 2025, with early adoption permitted for all entities that have adopted the amendments in Accounting Standards Update No. 2020-06. The Company is currently in the process of evaluating the effects of ASU 2024-04 on its Consolidated Financial Statements.

Measurement of Credit Losses for Accounts Receivable and Contract Assets

In July 2025, the FASB issued Accounting Standards Update No. 2025-05, "*Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*" ("ASU 2025-05"). ASU 2025-05 provides (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, with early adoption permitted. The Company is currently in the process of evaluating the effects of ASU 2025-05 on its Consolidated Financial Statements.

Accounting for Internal-Use Software

In September 2025, the FASB issued Accounting Standards Update No. 2025-06, "*Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*" ("ASU 2025-06"). ASU 2025-06 removes all references to prescriptive and sequential software development stages (referred to as "project stages") throughout Subtopic 350-40 and requires an entry to start capitalizing software costs when both of the following occur: (1) Management has authorized and committed to funding the software project; (2) It is probable that the project will be completed and the software will be used to perform the function intended (referred to as the "probable-to-complete recognition threshold"). ASU 2025-06 is effective for annual periods beginning after December 15, 2027, with early adoption permitted as of the beginning of an annual reporting period. The Company is currently in the process of evaluating the effects of ASU 2025-06 on its Consolidated Financial Statements.

Interim Reporting

In December 2025, the FASB issued Accounting Standards Update No. 2025-11, "*Interim Reporting (Topic 270): Narrow-Scope Improvements*" ("ASU 2025-11"). ASU 2025-11 includes a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. ASU 2025-11 is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, for public business entities and for interim reporting periods within annual reporting periods beginning after December 15, 2028, for entities other than public business entities, with early adoption permitted. The Company is currently in the process of evaluating the effects of ASU 2025-11 on its Consolidated Financial Statements.

3. Revenue

Disaggregation of Revenue

The Company's revenue is from two types of relationships: (i) direct relationships and (ii) indirect relationships. The following table presents the Company's revenue disaggregated by segment and by the type of relationship for the years ended December 31, 2025, 2024, and 2023.

	Year Ended December 31, 2025			
($ in thousands)	Consumer Payments	Business Payments	Elimination of intersegment revenues [1]	Total
Revenue				
Direct relationships [2]	$ 275,889	$ 47,617	$ (25,036)	$ 298,470
Indirect relationships	9,995	796	—	10,791
Total Revenue	**$ 285,884**	**$ 48,413**	**$ (25,036)**	**$ 309,261**

	Year Ended December 31, 2024			
($ in thousands)	Consumer Payments	Business Payments	Elimination of intersegment revenues [1]	Total
Revenue				
Direct relationships [2]	$ 270,749	$ 52,068	$ (20,847)	$ 301,970
Indirect relationships	10,217	855	—	11,072
Total Revenue	**$ 280,966**	**$ 52,923**	**$ (20,847)**	**$ 313,042**

	Year Ended December 31, 2023			
($ in thousands)	Consumer Payments	Business Payments	Elimination of intersegment revenues [1]	Total
Revenue				
Direct relationships [2]	$ 263,564	$ 36,989	$ (17,139)	$ 283,414
Indirect relationships	12,144	1,069	—	13,213
Total Revenue	**$ 275,708**	**$ 38,058**	**$ (17,139)**	**$ 296,627**

[1] Represents revenue eliminations between business units within the Consumer Payments segment and eliminations of intersegment revenues for consolidation purpose.

[2] Direct relationships revenue includes $5.4 million, $0, and $0 of interest earned on Settlements for the years ended December 31, 2025, 2024, and 2023, respectively, which do not represent revenues recognized in the scope of ASC 606, *Revenue from contracts with customers*.

When the Company's right to consideration for performance is contingent upon a future event or satisfaction of additional performance obligations, the amount of revenues the Company has recognized in excess of the amount the Company has billed to the client is recognized as a contract asset. The contract asset balance was $3.2 million and $1.7 million as of December 31, 2025 and 2024, respectively, and is included within Prepaid expenses and other in the Consolidated Balance Sheets.

As of December 31, 2025 and 2024, the Company recorded deferred commissions of $2.3 million and $0, net of amortization, respectively, within Other assets in the Consolidated Balance Sheets. The amortization of deferred commissions is recorded within Selling, general and administrative in the Consolidated Statements of Operations.

4. Earnings Per Share

During the years ended December 31, 2025, 2024 and 2023, basic and diluted net income (loss) per common share is the same since the inclusion of the assumed exchange of all Post-Merger Repay Units, unvested share-based awards, outstanding stock options, outstanding ESPP purchase rights and the Company's convertible senior notes would have been anti-dilutive.

The following table summarizes net income (loss) attributable to the Company and the weighted average basic and diluted shares outstanding:

	Year Ended December 31,		
($ in thousands, except per share data)	**2025**	**2024**	**2023**
Net loss attributable to the Company	$ (256,724)	$ (10,156)	$ (110,490)
Weighted average shares of Class A common stock outstanding - basic and diluted	85,558,300	89,915,137	90,048,638
Loss per share of Class A common stock outstanding - basic and diluted	$ (3.00)	$ (0.11)	$ (1.23)

For the years ended December 31, 2025, 2024 and 2023, the following common stock equivalent shares were excluded from the computation of the diluted loss per share, since their inclusion would have been anti-dilutive:

	Year Ended December 31,		
	2025	**2024**	**2023**
Post-Merger Repay Units exchangeable for Class A common stock	5,285,883	5,379,543	5,844,095
Unvested share-based awards of Class A common stock	6,053,304	5,981,100	5,204,540
Outstanding stock options for Class A common stock	802,723	1,089,930	1,148,822
Outstanding ESPP purchase rights for Class A common stock	18,940	14,171	12,747
Senior notes convertible into Class A common stock	4,360,357	6,547,619	13,095,238
Share equivalents excluded from earnings (loss) per share	16,521,207	19,012,363	25,305,442

Shares of the Company's Class V common stock do not participate in the earnings or losses of the Company and, therefore, are not participating securities. As such, separate presentation of basic and diluted earnings per share of Class V common stock under the two-class method has not been presented. Each share of the Company's Class V common stock gives the holder the right to vote the number of shares corresponding to the number of Post-Merger Repay Units held by that holder, but shares of Class V common stock have no economic rights.

5. Business Dispositions

On February 15, 2023, the Company sold BCS within the Consumer Payments segment for cash proceeds of $41.9 million. During the year ended December 31, 2023, the Company recognized a loss of $10.0 million associated with the sale, comprised of the difference between the consideration received and the net carrying amount of the assets and liabilities of the business within Loss on business disposition in the Company's Condensed Consolidated Statement of Operations.

In connection with the disposition of BCS, the Company recognized a reduction in goodwill of $35.3 million within the Consumer Payments segment. See Note 9. Goodwill for further discussion. For the year ended December 31, 2023, BCS contributed $1.2 million to the Consumer Payments segment revenue.

6. Fair Value of Assets and Liabilities

The following table summarizes, by level within the fair value hierarchy, the estimated fair values of our assets and liabilities measured at fair value on a recurring or nonrecurring basis or disclosed, but not carried, at fair value in the

REPAY HOLDINGS CORPORATION
Notes to Consolidated Financial Statements

Consolidated Balance Sheets as of the dates presented. There were no transfers into, out of, or between levels within the fair value hierarchy during any of the periods presented.

($ in thousands)	December 31, 2025 Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents	$ 115,692	$ —	$ —	$ 115,692
Restricted cash	39,960	—	—	$ 39,960
Other assets	—	2,500	—	2,500
Total assets	**$ 155,652**	**$ 2,500**	**$ —**	**$ 158,152**
Liabilities:				
Borrowings	$ —	$ 387,048	$ —	$ 387,048
Tax receivable agreement	—	—	200,941	200,941
Total liabilities	**$ —**	**$ 387,048**	**$ 200,941**	**$ 587,989**

	December 31, 2024 Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents	$ 189,530	$ —	$ —	$ 189,530
Restricted cash	47,179	—	—	$ 47,179
Other assets	—	2,500	—	2,500
Total assets	**$ 236,709**	**$ 2,500**	**$ —**	**$ 239,209**
Liabilities:				
Borrowings	$ —	$ 482,852	—	482,852
Tax receivable agreement	—	—	203,645	203,645
Total liabilities	**$ —**	**$ 482,852**	**$ 203,645**	**$ 686,497**

Cash and cash equivalents

Cash and cash equivalents contains operating cash and money market funds. They are classified within Level 1 of the fair value hierarchy, as the price is obtained from quoted market prices in an active market. The carrying amounts of the Company's cash and cash equivalents approximate their fair values due to the short maturities and highly liquid nature of these accounts.

Restricted Cash

Restricted cash is classified within Level 1 of the fair value hierarchy under ASC 820, as the primary component is cash that is used as collateral for debts. The carrying amounts of the Company's restricted cash approximate their fair values due to the highly liquid nature.

Other Assets

Other assets contain a minority equity investment in a privately-held company. The Company elected a measurement alternative for measuring this investment, in which the carrying amount is adjusted based on any observable price changes in orderly transactions. The investment is classified as Level 2 as observable adjustments to value are infrequent and occur in an inactive market.

Borrowings

The revolving credit facility and convertible senior notes are measured at amortized cost, which the carrying value is unpaid principal net of unamortized debt discount and debt issuance costs ("DDIC"). The estimated fair value of the revolving credit facility approximates the unpaid principal because its interest rate approximates market interest rates. The estimated fair value of convertible senior notes is determined using the quoted prices from over-the-counter markets. The estimated fair value of the Company's borrowings is classified within Level 2 of the fair value hierarchy, as the market interest rates and quoted prices are generally observable and do not contain a high level of subjectivity. As of December 31, 2025 and 2024, the Company had $0 drawn against the revolving credit facility.

The following table provides the carrying value and estimated fair value of borrowings. See Note 10. Borrowings for further discussion.

($ in thousands)	Principal Amount		Unamortized DDIC		Carrying Value		Fair Value	
	December 31, 2025							
2026 Notes	$	146,508	$	(31)	$	146,477	$	145,189
2029 Notes		287,500		(5,956)		281,544		241,859
Revolving credit facility		—		(1,479)		(1,479)		—
Total borrowings	**$**	**434,008**	**$**	**(7,466)**	**$**	**426,542**	**$**	**387,048**

($ in thousands)	Principal Amount		Unamortized DDIC		Carrying Value		Fair Value	
	December 31, 2024							
2026 Notes	$	220,000	$	(1,175)	$	218,825	$	206,133
2029 Notes		287,500		(7,550)		279,950		276,719
Revolving credit facility		—		(1,997)		(1,997)		—
Total borrowings	**$**	**507,500**	**$**	**(10,722)**	**$**	**496,778**	**$**	**482,852**

Tax Receivable Agreement

Upon the completion of the Business Combination, the Company entered into the TRA with holders of Post-Merger Repay Units. As a result of the TRA, the Company established a liability in its consolidated financial statements. The Company elected to measure TRA at fair value under ASC 825 *Financial Instruments - Fair Value Option* to better align its economic value with Company's risk management strategies. The fair value of TRA is based on estimates of discounted future cash flows associated with the estimated payments to the Post-Merger Repay Unit holders. These inputs are not observable in the market; thus, the TRA is classified within Level 3 of the fair value hierarchy, under ASC 820. The change in fair value is re-measured at each reporting period with the change in fair value being recognized in accordance with ASC 805.

The Company used a discount rate, also referred to as the Early Termination Rate, to determine the present value, based on a risk-free rate plus a spread, pursuant to the TRA. A rate of 5.59% was applied to the forecasted TRA payments as of December 31, 2025, in order to determine the fair value. A significant increase or decrease in the discount rate could have resulted in a lower or higher balance, respectively, as of the measurement date. The TRA balance was adjusted by $2.7 million through exchanges, a payment, accretion expense and a valuation adjustment, related to a change in the discount rate, which was 6.21% as of December 31, 2024.

The following table provides a rollforward of the TRA related to the Business Combination and subsequent exchanges of Post-Merger Repay Units. See Note 14. Taxation for further discussion on the TRA.

($ in thousands)	Year Ended December 31,					
	2025		**2024**		**2023**	
Balance at beginning of period	$	203,645	$	188,911	$	179,127
Purchases		127		771		3,164
Payments		(16,337)		(580)		—
Accretion expense		11,914		13,585		12,362
Valuation adjustment		1,592		958		(5,742)
Balance at end of period	**$**	**200,941**	**$**	**203,645**	**$**	**188,911**

7. Property and Equipment

Property and equipment consisted of the following:

($ in thousands)	December 31, 2025		December 31, 2024	
Furniture, fixtures, and office equipment	$	3,206	$	3,603
Computers		2,054		2,041
Leasehold improvements		587		678
Total		5,847		6,322
Less: Accumulated depreciation and amortization		4,604		3,939
Total property and equipment, net	**$**	**1,243**	**$**	**2,383**

Depreciation expense for property and equipment was $1.2 million, $1.7 million and $2.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

8. Intangible Assets

The Company holds definite and indefinite-lived intangible assets. As of December 31, 2025 and 2024, the indefinite-lived intangible assets consisted of one trade name, arising from the acquisition of Hawk Parent.

During the year ended December 31, 2025, the Company capitalized $41.5 million of software costs related to business operations and software integrations. In addition, the Company wrote-off fully amortized software costs and associated accumulated amortization of $49.0 million.

During the year ended December 31, 2024, the Company capitalized $44.1 million of software costs related to business operations and software integrations. In addition, the Company wrote-off fully amortized software costs and associated accumulated amortization of $151.7 million and fully amortized non-compete agreements and associated accumulated amortization of $4.4 million.

During the year ended December 31, 2023, the Company recognized an impairment of $0.1 million related to a trade name write-off of Media Payments related to the Business Payments segment. The impairment loss was recognized within Impairment loss in the Company's Consolidated Statements of Operations.

Intangible assets consisted of the following:

($ in thousands)	Gross Carrying Value		Accumulated Amortization		Net Carrying Value		Weighted Average Useful Life (Years)
Client relationships	$	523,000	$	295,175	$	227,825	4.33
Channel relationships		30,085		10,909		19,176	6.37
Software costs		131,926		69,083		62,843	1.43
Trade name		20,000		—		20,000	—
Balance as of December 31, 2025	**$**	**705,011**	**$**	**375,167**	**$**	**329,844**	**3.86**
Client relationships	$	523,000	$	242,458	$	280,542	5.33
Channel relationships		29,885		7,904		21,981	7.36
Software costs		139,444		72,945		66,499	1.00
Non-compete agreements		180		168		12	0.34
Trade name		20,000		—		20,000	—
Balance as of December 31, 2024	**$**	**712,509**	**$**	**323,475**	**$**	**389,034**	**4.55**

The Company's amortization expense for intangible assets was $100.9 million, $102.0 million and $101.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The estimated amortization expense for the next five years and thereafter in the aggregate is as follows:

($ in thousands) Year Ending December 31,	Estimated Future Amortization Expense
2026	$ 92,087
2027	76,133
2028	61,282
2029	41,780
2030	26,094
Thereafter	12,468

9. Goodwill

The Company's reporting units for goodwill impairment evaluation purposes are the same as its reportable segments. As of December 31, 2025, accumulated impairment losses were $241.7 million for the Consumer Payments segment and $76.3 million for the Business Payments segment. As of December 31, 2024 and 2023, accumulated impairment loss was $75.7 million for the Business Payments segment.

The following table presents changes to goodwill by business segment, for the year ended December 31, 2025:

($ in thousands)	Consumer Payments	Business Payments	Total
Balance at December 31, 2024	$ 573,869	$ 142,924	$ 716,793
Impairments	(241,700)	(581)	(242,281)
Balance at December 31, 2025	$ 332,169	$ 142,343	$ 474,512

During the year ended December 31, 2025, the Company recognized an impairment loss of $241.7 million on goodwill related to the Consumer Payments segment and an impairment loss of $0.6 million related to the Business Payments segment within the Impairment loss in the Company's Consolidated Statements of Operations for the year ended December 31, 2025. The estimated fair value of the Consumer Payments reporting unit was primarily impacted by changes in the discount rate and comparable market multiples.

There were no changes in the carrying amount of goodwill for either the Consumer Payments or Business Payments segment during the year ended December 31, 2024.

During the year ended December 31, 2023, the Company recognized a reduction in goodwill of $35.3 million related to the disposition of BCS. In addition, the Company recognized an impairment of $75.7 million related to the Business Payments reporting unit during the annual goodwill impairment testing. Determining the fair value of a reporting unit is subject to uncertainty, as the Business Payments reporting unit was primarily impacted by a change in the discount rate. The impairment loss was recognized within Impairment loss in the Company's Consolidated Statements of Operations. The fair value of the Business Payments reporting unit is considered a Level 3 fair value measurement as it includes certain unobservable inputs.

10. Borrowings

Amended Credit Agreement

The Amended Credit Agreement previously provided the Company with a $185.0 million revolving credit facility. On February 9, 2023, the Company amended the Amended Credit Agreement to replace London Inter-bank Offer Rate ("LIBOR") with term SOFR as the interest rate benchmark.

On February 28, 2023, the Company repaid in full the entire amount of $20.0 million of the outstanding revolving credit facility at that time. The undrawn capacity of the existing revolving credit facility under the Amended Credit Agreement became $185.0 million after the repayment.

Second Amended Credit Agreement

On July 10, 2024, the Company entered into a Second Amended and Restated Revolving Credit Agreement (the "Second Amended Credit Agreement") with certain financial institutions, as lenders, and Truist Bank, as administrative agent. The Second Amended Credit Agreement amended and restated the Amended Credit Agreement. The Second Amended Credit Agreement establishes a $250.0 million senior secured revolving credit facility. The borrowings accrue interest at either base rate plus a margin of 0.75% to 1.75% or at an adjusted SOFR rate plus a margin of 1.75% to 2.75%, in each case depending on the total net leverage ratio, as defined in the Second Amended Credit Agreement. The unused commitment fees accrue at 0.25% on the daily amount of unused commitment. This facility matures on the earlier of (a) July 10, 2029 or (b) the date that is 91 days prior to the maturity date of the 2029 Notes (defined below) (subject to certain exceptions for adequate liquidity). The maturity date may be extended, subject to certain terms and conditions.

As of December 31, 2025, the Company had $0 drawn against the revolving credit facility. The Company paid $0.7 million, $0.6 million and $0.5 million in fees related to unused commitments for the years ended December 31, 2025, 2024 and 2023 respectively.

Convertible Senior Notes

On January 19, 2021, the Company issued $440.0 million in aggregate principal amount of 0.00% Convertible Senior Notes due 2026 (the "2026 Notes") in a private placement. The initial conversion rate of the 2026 Notes was 29.7619 shares of Class A common stock per $1,000 principal amount of the 2026 Notes (equivalent to an initial conversion price of approximately $33.60 per share of Class A common stock). Upon conversion of the 2026 Notes, the Company may choose to pay or deliver cash, shares of the Company's Class A common stock, or a combination of cash and shares of the Company's Class A common stock. The 2026 Notes matured on February 1, 2026. On July 8, 2024, the Company repurchased $220.0 million in aggregate principal amount of the 2026 Notes at a discount based on the quoted prices from over-the-counter markets, with a cash payment of $205.2 million. The repurchase of the 2026 Notes resulted in a gain of $13.1 million, net of a write-off of debt issuance costs relating to the repurchased principal during the year ended December 31, 2024 and was recorded within Gain on debt extinguishment in the Company's Condensed Consolidated Statements of Operations. On August 22, 2025, the Company repurchased $73.5 million in aggregate principal amount of the 2026 Notes at a discount, for a total cash consideration of $72.0 million. The transaction resulted in a gain on extinguishment of debt of $1.4 million, net of a write-off of unamortized debt issuance costs associated with the repurchased principal. This gain was recognized within Gain on extinguishment of debt in the Company's Consolidated Statements of Operations during the year ended December 31, 2025.

On July 8, 2024, the Company issued $287.5 million aggregate principal amount of 2.875% Convertible Senior Notes due 2029 (the "2029 Notes") in a private placement to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. $27.5 million aggregate principal amount of the 2029 Notes were sold in connection with the full exercise of the initial purchasers' option to purchase such additional 2029 Notes offering pursuant to the purchase agreement. The net proceeds of the 2029 Notes were $279.2 million after fees and expenses incurred. The 2029 Notes bear interest at a fixed rate of 2.875% per year, payable semiannually in arrears on January 15 and July 15 of each year, beginning on January 15, 2025. The initial conversion rate of the 2029 Notes was 76.8182 of the Class A common stock per $1,000 principal amount of the 2029 Notes (equivalent to an initial conversion price of approximately $13.02 per share of Class A common stock). The conversion rate is subject to customary adjustments upon the occurrence of certain events. Prior to April 15, 2029, the 2029 Notes are convertible at the option of the holders, only under certain circumstances, into cash up to the aggregate principal amount of the 2029 Notes to be converted and cash, shares of the Company's Class A common stock, or a combination of cash and shares, at the Company's election, in respect of the remainder, if any, of the Company's conversion obligation in excess of the aggregate principal amount of the 2029 Notes being converted. On or after April 15, 2029 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert the 2029 Notes at any time, regardless of the foregoing circumstances. The 2029 Notes will mature on July 15, 2029, unless earlier repurchased, redeemed, or converted in accordance with their terms.

On July 8, 2024, in connection with the issuance of the 2029 Notes, the Company entered into privately negotiated capped call transactions with certain of the initial purchasers or their respective affiliates and certain other financial institutions. The Company used approximately $39.2 million of the net proceeds from the 2029 Notes to pay the cost of the capped call transactions. The capped call transactions are expected generally to reduce the potential dilution to the Class A common stock upon any conversion of the 2029 Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted the 2029 Notes. The capped call had an initial strike price of $13.02 per share and a cap price of $20.42 per share. The capped call transactions meet the accounting criteria to be reflected in stockholders' equity and not accounted for as derivatives. The cost of $39.2 million incurred in connection with the capped call transactions was reflected as a reduction to Additional paid-in-capital in Company's Consolidated Balance Sheets at December 31, 2024, net of applicable income taxes.

During the year ended December 31, 2025, the conversion contingencies of the convertible senior notes were not met, and the conversion terms of the 2026 Notes and 2029 Notes were not significantly changed. The Company's interest expense on the convertible senior notes was $8.3 million, $4.0 million and $0 for the years ended December 31, 2025, 2024 and 2023 respectively.

The following table summarizes the total borrowings under the credit agreements and convertible senior notes:

($ in thousands)	December 31, 2025		December 31, 2024	
Non-current indebtedness:				
Convertible senior notes:				
2026 Notes	$	146,508	$	220,000
2029 Notes		287,500		287,500
Total borrowings [1]		434,008		507,500
Less: Current maturities of long-term debt		146,477		—
Less: Debt issuance cost [2]		7,466		10,722
Total non-current borrowings	$	280,065	$	496,778

[1] The effective interest rate was 2.62% and 1.38% as of December 31, 2025 and 2024, respectively.
[2] The Company incurred $3.1 million, $3.0 million and $2.8 million of interest expense for the amortization of deferred debt issuance costs for the years ended December 31, 2025, 2024 and 2023, respectively.

Following is a summary of principal maturities of borrowings outstanding as of December 31, 2025 for each of the next five years ending December 31 and in the aggregate:

($ in thousands)		
2026	$	146,508
2027		—
2028		—
2029		287,500
2030		—
	$	434,008

11. Commitments and Contingencies

Legal Matters

The Company is a party to various claims and lawsuits incidental to its business. In the Company's opinion, the liabilities, if any, which may ultimately result from the outcome of such matters, individually or in the aggregate, are not expected to have a material adverse effect on its financial position, liquidity, results of operations or cash flows.

Leases

The Company has commitments under operating leases for real estate leased from third parties under non-cancelable operating leases. The Company's leases typically have lease terms between three years and ten years, with the longest lease term having an expiration date in 2035. Most of these leases include one or more renewal options for six years or less, and certain leases also include lessee termination options. At lease commencement, the Company assesses whether it is reasonably certain to exercise a renewal option, or reasonably certain not to exercise a termination option, by considering various economic factors. Options that are reasonably certain of being exercised are factored into the determination of the lease term, and related payments are included in the calculation of the right-of-use asset and lease liability.

On December 22, 2025, the Company entered an agreement with a third party to sublease one of the operating leases. The Company performed an impairment analysis and used the market approach to calculate the fair value of the associated ROU asset. An impairment loss of $0.4 million related to Consumer Payments segment was recorded within Impairment loss in the Company's Consolidated Statements of Operations as the result of the reassessment.

During both the years ended December 31, 2025 and 2024, the Company recognized sublease income of $0.3 million, within Other (loss) income in the Company's Consolidated Statements of Operations.

The components of lease costs are presented in the following table:

($ in thousands)	Year Ended December 31,		
	2025	**2024**	**2023**
Components of total lease costs:			
Operating lease costs	$ 2,363	$ 1,985	$ 2,378
Short-term lease costs	24	24	30
Total lease costs	$ 2,387	$ 2,009	$ 2,408

Amounts reported in the Consolidated Balance Sheets were as follows:

($ in thousands)	December 31, 2025	December 31, 2024
Operating Leases:		
Right-of-use assets	$ 8,866	$ 11,142
Lease liability, current	1,548	1,230
Lease liability, long-term	8,790	10,507
Total lease liabilities	$ 10,338	$ 11,737
Weighted-average remaining lease term (in years)	4.8	5.6
Weighted-average discount rate (annualized)	6.4%	6.2%

Other information related to leases are as follows:

($ in thousands)	Year Ended December 31,		
	2025	**2024**	**2023**
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 1,181	$ 2,266	$ 2,312
Right-of-use assets obtained in exchange for lease liabilities:			
Operating leases	—	6,262	—

The following table presents a maturity analysis of the Company's operating leases liabilities as of December 31, 2025:

($ in thousands)	
2026	$ 2,148
2027	2,028
2028	1,867
2029	1,674
2030	1,699
Thereafter	3,340
Total undiscounted lease payments	12,756
Less: Imputed interest	2,418
Total lease liabilities	$ 10,338

12. Related Party Transactions

The Company incurred transaction costs on behalf of related parties of $0.9 million, $0 and $5.4 million for the years ended December 31, 2025, 2024 and 2023, respectively. These costs consist of retention bonuses and other compensation to employees, associated with the costs resulting from the integration of new businesses.

During the years ended December 31, 2025, 2024 and 2023, the Company paid fees of $1.3 million, $1.0 million and $0.2 million, respectively, to a related party vendor for consulting services for the Business Payments segment.

The Company held TRA payables for related parties of $22.3 million and $27.5 million as of December 31, 2025 and 2024, respectively. These amounts were owed to holders of the Post-Merger Repay Units. During the year ended December 31, 2025, the Company made a payment of $16.3 million for TRA payables, of which $2.4 million was for related parties.

13. Share Based Compensation

Omnibus Incentive Plan

In connection with the Business Combination, Thunder Bridge shareholders considered and approved the Incentive Plan which resulted in the reservation of 7,326,728 shares of common stock for issuance thereunder. The Incentive Plan became effective immediately upon the closing of the Business Combination. On June 8, 2022, the Company's shareholders approved an amendment and restatement of the Incentive Plan, which, among other modifications, increased the number of shares available for awards by 6,500,000. On May 30, 2024, the Company's shareholders approved an amendment and restatement of the Incentive Plan, which, among other modifications, increased the number of shares available for awards by 8,400,000, so that the total reserved shares for issuance under the Incentive Plan is 22,226,728.

Under this plan, the Company currently has four types of share-based compensation awards outstanding: PSUs, RSAs, RSUs and PSOs.

The following table summarized share-based compensation expense and the related income tax benefit recognized for the Company's share-based compensation awards:

	Year Ended December 31,		
($ in millions)	2025	2024	2023
Share-based compensation expense	$ 18.3	$ 24.4	$ 22.2
Income tax benefit	2.6	2.7	1.7

RSAs and RSUs

The grant date fair value of RSAs and RSUs, which is based on the quoted market value of the Company's Class A common stock on the grant date, is recognized as share-based compensation expense on a graded vesting basis over the requisite service period. Most RSAs vest in equal annual installments over the requisite service period (which is typically a four-year period). In limited cases, RSAs may vest on the grant date with a one-year holding period. RSUs vest at the first anniversary of the grant date. Restricted shares cannot be sold or transferred until they have vested.

Activity for RSAs for the year ended December 31, 2025 was as follows:

	Class A Common Stock	Weighted Average Grant Date Fair Value
Unvested at December 31, 2024	3,985,097	$ 8.31
Granted	2,361,001	6.26
Forfeited [1]	1,259,063	7.90
Vested	838,391	9.58
Unvested at December 31, 2025	4,248,644	7.05

[1] The forfeited shares include shares forfeited as a result of employee terminations, retirement from the Board and shares withheld to satisfy employees' tax withholding and payment obligations in connection with the vesting of restricted

stock awards under the Incentive Plan during the year ended December 31, 2025; further, these forfeited shares are added back to the amount of shares available for grant under the Incentive Plan.

Activity for RSUs for the year ended December 31, 2025 was as follows:

	Class A Common Stock	Weighted Average Grant Date Fair Value
Unvested at December 31, 2024	130,923	$ 9.70
Granted	220,000	5.00
Forfeited	34,000	5.00
Vested	130,923	9.70
Unvested at December 31, 2025	186,000	5.00

PSUs

The Company has two types of PSU grant agreements, with one vesting based on relative total stock return ("TSR PSUs") and one vesting based on adjusted EBITDA growth ("EBITDA PSUs"). TSR PSUs are based on a market condition, such that the Company's total shareholder return relative to a comparator group for the applicable performance period determines the number of shares (if any) that is ultimately issued upon vesting. The grant date fair value of TSR PSUs is estimated using the Monte Carlo simulation. Compensation expense of TSR PSUs is recognized on a straight-line basis over the applicable performance period. The performance and service period for TSR PSUs is three years. EBITDA PSUs are based on a performance condition, such that the growth of the Company's adjusted EBITDA during each fiscal year within the applicable performance period determines the number of shares (if any) that is ultimately issued upon vesting. The grant date fair value of EBITDA PSUs is based on the quoted market value of the Company's Class A common stock on the grant date. As the Company determines that the performance condition associated with EBITDA PSUs is probable, the attributable compensation expense is recognized on a straight-line basis over the applicable performance period. If, in the future, it is determined that achieving the performance condition related to EBITDA PSUs is improbable, the Company would reverse any compensation expense recognized to date associated with EBITDA PSUs. The performance and service period for EBITDA PSUs is three years.

Activity for PSUs for the year ended December 31, 2025 was as follows:

	Class A Common Stock [1]	Weighted Average Grant Date Fair Value
Unvested at December 31, 2024	1,865,080	$ 10.57
Granted	1,132,134	7.78
Forfeited	1,378,554	9.12
Vested	—	—
Unvested at December 31, 2025	1,618,660	9.85

[1] Represent shares to be paid out at 100% target level.

The weighted average grant date fair value of TSR PSUs granted during the year ended December 31, 2025, 2024 and 2023 was $9.30, $16.36 and $8.87, respectively. Fair value was estimated on the date of grant using Monte Carlo simulation with the following weighted average assumptions:

	Year Ended December 31,		
	2025	**2024**	**2023**
Risk-free interest rate	3.97%	4.76%	3.67%
Expected volatility	57.07%	60.77%	58.25%
Correlation coefficients	0.55	0.58	0.51
Dividend yield	0%	0%	0%
Expected term (in years)	2.8	2.6	2.8

The risk-free interest rate was based on the yield of a zero coupon U.S. Treasury security with a maturity equal to the contractual term of three years. The assumption on expected volatility was based on the average of historical peer group volatilities using daily prices. Correlation coefficients are calculated between the index and the peer group using the same daily stock prices that are used for the expected volatility assumptions. The dividend yield assumption was determined as 0% since the Company pays no dividends. Expected term was based on the time period from the grant date to the end of the performance period.

For PSUs, RSAs, and RSUs vested during the year ended December 31, 2025, the total fair value, based upon the Company's Class A common stock price at the date vested, was $10.6 million. Unrecognized compensation expense related to unvested PSUs, RSAs and RSUs was $21.2 million as of December 31, 2025, which is expected to be recognized as expense over the weighted-average period of 1.69 years.

PSOs

PSOs are granted with an exercise price equal to the market value of the Company's common stock on the grant date and have a term of seven years. Stock options vest in three tranches, and each tranche may vest upon the later of (i) the date that the market value of the Company's common stock for a period of twenty consecutive trading days exceeds a stock price goal and (ii) the corresponding time based service requirement.

Activity for PSOs for the year ended December 31, 2025 was as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2024	1,089,930	$ 6.13	5.2	$ 1,634,895
Granted	—	—	—	—
Forfeited	287,207	6.13	4.8	(493,393)
Exercised	—	—	—	—
Outstanding at December 31, 2025	802,723	$ 6.13	4.2	$ (1,990,753)
Options vested and exercisable at December 31, 2025	206,123	$ 6.13	4.2	$ (511,185)

The Company recognized compensation expense for PSOs of $0.5 million during the year ended December 31, 2025. Unrecognized compensation expense related to outstanding PSOs was $0.1 million at December 31, 2025, which is expected to be recognized as expense over the weighted-average period of 0.2 year.

The weighted average grant date fair value of PSOs granted during the year ended December 31, 2023 was $2.61. Fair value was estimated on the date of grant using Monte Carlo simulation with the following weighted average assumptions:

	Year Ended December 31, 2023
Risk-free interest rate	3.42%
Expected volatility	52.82%
Dividend yield	0%
Expected term (in years)	4.5

The risk-free interest rate was based on the yield of a zero coupon U.S. Treasury security with a maturity equal to the contractual term of seven years. The assumption on expected volatility was based on the average of historical peer group volatilities using daily prices. The dividend yield assumption was determined as 0% since the Company pays no dividends. Expected term was based on the simplified method outlined in Staff Accounting Bulletin No. 14, Share-Based Payment due to the fact that Company does not have sufficient historical data upon which to estimate an expected term. Given that the

Company's Class A common stock has been publicly traded for less than seven years, the Company believes that the simplified method is an applicable methodology to estimate the expected term of the options as of the grant date.

Inducement Award

On September 8, 2025, the Company granted an inducement award of 118,243 shares of restricted stock outside the Incentive Plan to Robert S. Houser, the Company's recently appointed CFO, with the grant date fair value of $5.92, which is based on the quoted market value of the Company's Class A common stock on the grant date. This award vests in four equal annual installments commencing September 8, 2026. Compensation expense for the inducement award is recognized on a graded vesting basis over the requisite service period.

Employee Stock Purchase Plan

On August 18, 2021, the Company's stockholders approved the Repay Holdings Corporation 2021 Employee Stock Purchase Plan. The purpose of the ESPP is to provide eligible employees with the opportunity to purchase the Company's Class A common stock through accumulated payroll deductions. A total of 1,000,000 shares of the Company's Class A common stock is reserved for issuance under the ESPP. Under the ESPP, participants are offered the right to purchase shares of the Company's Class A common stock at a discount during a series of offering periods. The length of the offering periods under the ESPP will be determined by the administrator and may be up to twenty-seven months long.

14. Taxation

Repay Holdings Corporation is taxed as a corporation and is subject to paying corporate federal, state and local taxes on the income allocated to it from Hawk Parent, based upon Repay Holding Corporation's economic interest held in Hawk Parent, as well as any stand-alone income or loss it generates. Hawk Parent is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, Hawk Parent is not subject to U.S. federal and certain state and local income taxes. Hawk Parent's members, including Repay Holdings Corporation, are liable for federal, state and local income taxes based on their allocable share of Hawk Parent's pass-through taxable income.

The components of income (loss) before income taxes are as follows:

		Year Ended December 31,				
($ in thousands)		**2025**		**2024**		**2023**
U.S.	$	(278,538)	$	(13,146)	$	(121,593)
Foreign		1,581		2,226		2,058
Loss before income tax benefit	**$**	**(276,957)**	**$**	**(10,920)**	**$**	**(119,535)**

The Company recorded a provision (benefit) for income tax as follows:

($ in thousands)	Year Ended December 31,					
	2025		2024		2023	
Current expense (benefit)						
U.S. Federal	$	276	$	872	$	591
U.S. state and local		(71)		570		332
Foreign		299		473		556
Total current expense	$	**504**	$	**1,915**	$	**1,479**
Deferred expense (benefit)						
U.S. Federal	$	(4,480)	$	(2,774)	$	(1,858)
U.S. state and local		(1,893)		284		(1,736)
Foreign		—		—		—
Total deferred benefit	$	**(6,373)**	$	**(2,490)**	$	**(3,594)**
Income tax expense (benefit)						
U.S. Federal	$	(4,204)	$	(1,902)	$	(1,267)
U.S. state and local		(1,964)		854		(1,404)
Foreign		299		473		556
Income tax benefit	$	**(5,869)**	$	**(575)**	$	**(2,115)**

A reconciliation of the income taxes paid, net of refunds received by the Company is as follows for the years indicated:

($ in thousands)	Year Ended December 31,					
	2025		2024		2023	
U.S. Federal	$	1,270	$	1,300	$	709
U.S. state and local						
Pennsylvania	$	— [1]	$	181	$	— [1]
Other		52		523		217
	$	52	$	704	$	217
Foreign						
Canada - Federal	$	341	$	624	$	224
Canada - British Columbia		98		183		180
	$	439	$	807	$	404
	$	**1,761**	$	**2,811**	$	**1,330**

[1] The amount of income taxes paid during the year does not meet the 5% disaggregation threshold.

A reconciliation of the United States statutory income tax rate to the Company's effective income tax rate is as follows for the years indicated:

($ in thousands)	Year Ended December 31,					
	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. Federal Statutory Tax Rate	$ (58,161)	21.0%	$ (2,293)	21.0%	$ (25,104)	21.0%
Domestic Federal						
Tax Credits						
Research and development tax credits	—	0.0%	(871)	8.0%	(1,315)	1.1%
Foreign tax credit	(458)	0.2%	(375)	3.5%	(235)	0.2%
Nontaxable or Nondeductible Items						
Goodwill impairment....................	49,026	(17.7%)	—	0.0%	14,693	(12.3%)
Other..	219	(0.1%)	204	(1.9%)	123	(0.1%)
Effect of Changes in Tax Laws or Rates Enacted in the Current Period						
Other Adjustments						
Excess tax shortfall related to share-based compensation	2,062	(0.7%)	1,420	(13.0%)	2,318	(1.9%)
Gain on sale of Blue Cow.............	—	0.0%	—	0.0%	7,407	(6.2%)
Other..	3,010	(1.1%)	(55)	0.5%	948	(0.8%)
Domestic State and Local Income Taxes, Net of Federal Income Tax Effect [1]	(1,994)	0.7%	794	(7.3%)	(1,505)	1.3%
Foreign Tax Effects						
Canada						
Statutory tax rate difference between Canada and United States	427	(0.2%)	601	(5.5%)	555	(0.5%)
Effective tax rate............................	$ (5,869)	2.1%	$ (575)	5.3%	$ (2,115)	1.8%

[1] State taxes in Arizona, California, Georgia, Florida and Pennsylvania made up the majority (greater than 50 percent) of the tax effect in this category.

The Company's effective tax rate was 2.1%, 5.3% and 1.8% for the years ended December 31, 2025, 2024 and 2023, respectively. The comparison of the Company's effective tax rate to the U.S. statutory tax rate of 21% was primarily influenced by the fact that the Company is not liable for the income taxes on the portion of Hawk Parent's earnings that are attributable to noncontrolling interests, the calculation of the Federal and state research and development credit and its impact on income taxes, the excess tax shortfall related to share-based compensation and the impact of the goodwill impairment. Further, the comparison is reflective of the effect of remeasuring net deferred tax assets for state tax rate changes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Details of the Company's deferred tax assets and liabilities are as follows:

(\$ in thousands)	December 31, 2025	December 31, 2024
Deferred tax assets		
Tax credits	\$ 5,492	\$ 5,653
Acquisition costs	230	257
Federal net operating losses	42,647	26,761
State net operating losses	11,013	6,624
Tax integrated capped call	7,177	8,954
Other assets	(38)	(41)
Partnership basis tax differences	116,030	131,598
Total deferred tax asset	**182,551**	**179,806**
Valuation allowance	(5,739)	(8,734)
Total deferred tax asset, net of valuation allowance	**176,812**	**171,072**
Deferred tax liabilities		
Other intangibles - Payix	(2,387)	(3,023)
Other liabilities	(1,397)	(4,766)
Total deferred tax liabilities	**(3,784)**	**(7,789)**
Net deferred tax assets	**\$ 173,028**	**\$ 163,283**

As a result of the finalization of 2024 income tax returns, Post-Merger Repay Unit exchanges during the year ended December 31, 2025, and estimates of current year activity, the Company recognized a reduction of the deferred tax asset ("DTA") and offsetting deferred tax liability ("DTL") in the amount of \$3.0 million, compared to a reduction of \$3.2 million during the year ended December 31, 2024, to account for the portion of the Company's outside basis in the partnership interest that it will not recover through tax deductions, a ceiling rule limitation arising under Internal Revenue Code (the "Code") sec. 704(c). As the ceiling rule causes taxable income allocations to be in excess of 704(b) book allocations the DTL will unwind, leaving only the DTA, which may only be recovered through the sale of the partnership interest in Hawk Parent. The Company has concluded, based on the weight of all positive and negative evidence, that all of the DTA associated with the ceiling rule limitation is not likely to be realized as of December 31, 2025. As such, a 100% valuation allowance was recognized.

As of December 31, 2025, the Company had net tax effected federal and state (net of federal benefit) net operating losses ("NOLs") of \$53.6 million, of which approximately \$47.1 million have an indefinite life. NOLs of approximately \$0.3 million and \$6.2 million will begin to expire in 2031 and 2034, respectively. As of December 31, 2025, the Company had federal and state research tax credit carryforwards of \$3.5 million and \$1.0 million, respectively, which will begin to expire in 2039 and 2032, respectively. As of December 31, 2025, the Company had a federal foreign tax credit carryforward of \$0.9 million. The Company believes as of December 31, 2025, based on the weight of all positive and negative evidence, it is more likely than not that the results of future operations will generate sufficient taxable income to realize the NOLs and tax credits and, as such, no valuation allowance was recorded.

On July 4, 2025, the United States enacted tax reform legislation through the One Big Beautiful Bill Act ("OBBBA"). Included in this legislation are provisions that allow for the immediate expensing of domestic United States research and development expenses, immediate expensing of certain capital expenditures, and other changes to the United States taxation of profits derived from foreign operations. The Company accounted for the effects of OBBBA in accordance with ASC740, Income Taxes, in the year ended December 31, 2025. The OBBBA did not have a material effect on the financial statements for the year ended December 31, 2025, and the Company is continuing to evaluate the potential effect on future periods.

The Company is no longer subject to U.S. Federal, state, or local examinations by tax authorities for years prior to 2021. No uncertain tax positions existed as of December 31, 2025.

Tax Receivable Agreement Liability

Pursuant to our election under Section 754 of the Code, we expect to obtain an increase in our share of the tax basis in the net assets of Hawk Parent when Post-Merger Repay Units are redeemed or exchanged for Class A common stock of Repay Holdings Corporation. The Company intends to treat any redemptions and exchanges of Post-Merger Repay Units as direct purchases for U.S. federal income tax purposes. These increases in tax basis may reduce the amounts that the Company would otherwise pay in the future to various tax authorities. They may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

On July 11, 2019, the Company entered into a TRA that provides for the payment by the Company of 100% of the amount of any tax benefits realized, or in some cases are deemed to realize, as a result of (i) increases in our share of the tax basis in the net assets of Hawk Parent resulting from any redemptions or exchanges of Post-Merger Repay Units and from our acquisition of the equity of the selling Hawk Parent members, (ii) tax basis increases attributable to payments made under the TRA, and (iii) deductions attributable to imputed interest pursuant to the TRA (the "TRA Payments"). The TRA Payments are not conditioned upon any continued ownership interest in Hawk Parent or Repay. The rights of each party under the TRA other than the Company are assignable. The timing and amount of aggregate payments due under the TRA may vary based on a number of factors, including the timing and amount of taxable income generated by the Company each year, as well as the tax rate then applicable, among other factors.

As of December 31, 2025, the Company had a liability of $200.9 million related to the fair value of its projected obligations under the TRA, which is captioned as the tax receivable agreement liability in the Company's Consolidated Balance Sheets. The decrease of $2.7 million in the TRA liability for the year ended December 31, 2025, was primarily a result of the decrease in the Early Termination Rate, subsequent exchanges of Post-Merger Repay Units occurring during the period, and accretion, partially offset by a decrease in the tax rate and a payment of the current portion of the TRA liability, as reported at December 31, 2024, over the same period.

15. Segments

The Company organizes its business structure around two operating segments based on review of discrete financial results for each of the operating segments by the Company's chief operating decision maker ("CODM"), for performance assessment and resource allocation purposes. Each of the Company's operating segments represents a reportable segment based on ASC 280, *Segment Reporting*. The Company's two reportable segments are as follows: (1) Consumer Payments and (2) Business Payments. The Company's CODM is the Chief Executive Officer. For both segments, the CODM uses the segment gross profit to allocate resources (including employees, property, and financial or capital resources) and assess performance of each segment predominantly in the annual budget and forecasting process. The CODM considers budget-to-actual variances on a monthly basis for the gross profit measure when making decisions about allocating capital and personnel to the segments.

The following table presents revenue, cost of services and gross profit for each reportable segment.

($ in thousand)		Year Ended December 31,				
		2025		**2024**		**2023**
Revenue						
Consumer Payments	$	285,884	$	280,966	$	275,708
Business Payments		48,413		52,923		38,058
Elimination of intersegment revenues [1]		(25,036)		(20,847)		(17,139)
Total revenue	$	309,261	$	313,042	$	296,627
Cost of services (exclusive of depreciation and amortization)						
Consumer Payments	$	62,129	$	57,859	$	59,612
Business Payments		15,114		13,777		10,091
Total cost of services (exclusive of depreciation and amortization)	$	77,243	$	71,636	$	69,703
Gross profit [2]						
Consumer Payments	$	223,755	$	223,107	$	216,096
Business Payments		33,299		39,146		27,967
Elimination of intersegment revenues		(25,036)		(20,847)		(17,139)
Total gross profit	$	232,018	$	241,406	$	226,924
Total other operating expenses [3]	$	486,740	$	249,176	$	338,337
Total other income (expense)		(22,235)		(3,150)		(8,122)
Loss before income tax benefit		(276,957)		(10,920)		(119,535)
Income tax benefit		5,869		575		2,115
Net loss	$	(271,088)	$	(10,345)	$	(117,420)

[1] Represents revenue eliminations between business units within the Consumer Payments segment and Business Payments segment, as well as eliminations of intersegment revenues for consolidation purpose.

[2] Represents revenue less costs of services (exclusive of depreciation and amortization).

[3] Represents total operating expenses less costs of services (exclusive of depreciation and amortization).

Revenue and costs of services are attributed directly to each segment. There is no significant concentration of revenue or assets in foreign countries as of December 31, 2025. The CODM reporting package does not include interest income, interest expense, depreciation and amortization, income tax benefit (expense) and discrete asset details of the operating segments as this information is not considered by the CODM for resource allocation or other segment analysis purposes.

16. Subsequent Events

Management has evaluated subsequent events and their potential effects on these consolidated financial statements.

On January 26, 2026, the Company borrowed $110.0 million under its revolving credit facility pursuant to the Second Amended Credit Agreement and, together with approximately $36.5 million of cash on hand, used such funds on or about February 2, 2026 to repay $146.5 million of the remaining outstanding principal amount of its 2026 Notes, which were satisfied and discharged in full. Borrowings under the revolving credit facility bear interest at adjusted SOFR plus an applicable margin as provided in the Second Amended Credit Agreement.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934, we carried out an evaluation, with the participation of our management, including our Chief Executive Officer and Executive Vice President and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial and accounting officers and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Our management, with the participation of our principal executive and principal financial and accounting officers, assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in its 2013 Internal Control — Integrated Framework. Based on this assessment, our management has concluded that, as of December 31, 2025, our internal control over financial reporting is effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their Report of Independent Registered Certified Public Accounting Firm on Internal Control Over Financial Reporting which is included with the Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K and is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

During the three months ended December 31, 2025, none of our directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended) adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

Information called for by Part III (Items 10, 11, 12, 13 and 14) of this Annual Report on Form 10-K has been omitted as we intend to file with the SEC not later than 120 days after the end of our fiscal year ended December 31, 2025, an amendment to this Form 10-K or a definitive Proxy Statement pursuant to Regulation 14A promulgated under the Exchange Act relating to the Company's annual meeting of stockholders to be held in 2026 (as applicable, the "Part III Filing"). Such information will be set forth in such Part III Filing and is incorporated herein by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required to be included by Item 10 of Form 10-K will be included in our Part III Filing and such information is incorporated by reference herein.

We have a code of ethics that applies to each of our directors and employees, including our Chief Executive Officer, Chief Financial Officer and principal accounting officer. Our code of ethics is available on our website at www.repay.com under the Investor Relations section titled Corporate Governance. We intend to disclose any amendment to, or waiver from, a provision of our code of ethics that applies to our Chief Executive Officer, Chief Financial Officer or principal accounting officer by posting such information on the Investors section of our website.

We have adopted an Insider Trading Policy which governs the purchase, sale and/or any other dispositions of our securities by the Company and our directors, officers and employees and is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to us. A copy of the Insider Trading Policy is filed as an exhibit to this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION.

The information required to be included by Item 11 of the Form 10-K will be included in our Part III Filing and such information is incorporated by reference herein.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required to be included by Item 12 of the Form 10-K will be included in our Part III Filing and such information is incorporated by reference herein.

Equity Compensation Plan Information Table

The following table provides information about the common stock that may be issued upon the exercise of options and rights under all of our existing equity compensation plans as of December 31, 2025:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Shareholders [(1)] ...	3,992,363 [(2)]	$ 6.13 [(3)]	8,753,051 [(4)]
Equity Compensation Plans Not Approved by Shareholders	118,243 [(5)]	—	—
Total	4,110,606		8,753,051

[(1)] Reflects the following equity compensation plans: (A) the Incentive Plan and (B) the Repay Holdings Corporation 2021 Employee Stock Purchase Plan (the "ESPP").

(2)   As of December 31, 2025, the following equity awards were outstanding under the Incentive Plan: 596,600 unvested and 206,123 vested but unexercised PSOs, 2,591,794 unvested PSUs, 186,000 unvested and 411,846 vested but unreleased restricted stock units. The PSU share numbers are based on the "target" payout level of our outstanding unearned PSUs. No amounts are included for outstanding purchase rights under the ESPP.

(3)   The exercise price of $6.13 per share of Class A common stock only applies to unvested PSOs.

(4)   As of December 31, 2025, 8,338,115 shares of our Class A common stock were available for awards under the Incentive Plan. This number is based on the "target" payout level of our outstanding unearned PSUs. Taking into account the maximum potential payout level of our outstanding unearned PSUs, then, as of December 31, 2025, 5,746,32 shares of our Class A common stock were available for awards under our Incentive Plan. On February 10, 2026, the Compensation Committee determined that the TSR performance thresholds were not met for the 2023 PSUs. As a result, 973,134 shares were forfeited. As of December 31, 2025, 414,936 shares of our Class A common stock were available for issuance pursuant to rights granted under the ESPP.

(5)   Represents the inducement award granted to Robert S. Houser on September 8, 2025.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required to be included by Item 13 of Form 10-K will be included in our Part III Filing and such information is incorporated by reference herein.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required to be included by Item 14 of Form 10-K will be included in our Part III Filing and such information is incorporated by reference herein.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

 (1)   **Financial Statements**

The following Consolidated Financial Statements of Repay Holdings Corporation and the Report of the Independent Registered Public Accounting Firm are included in Part II, Item 8 of this report.

(2)   **Financial Statement Schedules**

All financial statement schedules have been omitted as the information is not required under the related instruction or is not applicable or because the information required is already included in the financial statements or the notes to those financial statements.

(3)   **Exhibits**

Exhibit Number	Description
2.1†	Agreement and Plan of Merger, dated as of January 21, 2019, by and among Thunder Bridge, Merger Sub, Hawk Parent, and the Repay Securityholder Representative named therein (incorporated by reference to Exhibit 2.1 of Thunder Bridge's Form 8-K (File No. 001-38531), filed with the SEC on January 22, 2019).
2.2†	First Amendment to Agreement and Plan of Merger, dated February 11, 2019, by and among Thunder Bridge, Merger Sub, Hawk Parent, and the Repay Securityholder Representative named therein (incorporated by reference to Exhibit 2.1 of Thunder Bridge's Form 8-K (File No. 001-38531), filed with the SEC on February 12, 2019).
2.3†	Second Amendment to Agreement and Plan of Merger, dated May 9, 2019, by and among Thunder Bridge, Merger Sub, Hawk Parent, and the Repay Securityholder Representative named therein (incorporated by reference to Exhibit 2.1 of Thunder Bridge's Form 8-K (File No. 001-38531), filed with the SEC on May 9, 2019).
2.4†	Third Amendment to Agreement and Plan of Merger, dated June 19, 2019, by and among Thunder Bridge, Merger Sub, Hawk Parent, and the Repay Securityholder Representative named therein (incorporated by reference to Exhibit 2.1 of Thunder Bridge's Form 8-K (File No. 001-38531), filed with the SEC on June 20, 2019).
3.1	Certificate of Corporate Domestication of Repay Holdings Corporation (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K (File No. 001-38531), filed with the SEC on July 17, 2019).
3.2	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.2 of the Company's Form 8-K (File No. 001-38531), filed with the SEC on July 17, 2019).
3.3	Amendment to the Certificate of Incorporation of Repay Holdings Corporation (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on June 9, 2022).
3.4	Second Amended and Restated Bylaws of Repay Holdings Corporation (incorporated by reference to Exhibit 3.3 to the Company's Form 10-Q filed on August 8, 2024).

4.1	Description of Registrant's Securities (incorporated by reference to Exhibit 4.1 to the Company's Form S-3 ASR (File No. 333-266158) filed with the SEC on July 15, 2022).
4.2	Indenture, dated July 8, 2024, by and between Repay Holdings Corporation and U.S. Bank Trust Company, National Association (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K (File No. 001-38531) filed with the SEC on July 8, 2024).
4.3	Form of 2.875% Convertible Senior Note due 2029 (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K (File No. 001-38531) filed with the SEC on July 8, 2024).
10.1	Exchange Agreement, dated July 11, 2019, by and among the Company, Repay and the other holders of Class A units of Repay (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K (File No. 001-38531), filed with the SEC on July 17, 2019).
10.2	Tax Receivable Agreement, dated July 11, 2019, by and among the Company and the other Repay Unitholders (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K (File No. 001-38531), filed with the SEC on July 17, 2019).
10.3	Founder Stockholders Agreement, dated as of July 11, 2019, between the Company, John A. Morris, Shaler V. Alias, The JAM Family Charitable Trust dated March 1, 2018, JOSEH Holdings, LLC and Alias Holdings, LLC (incorporated by reference to Exhibit 10.5 of the Company's Form 8-K (File No. 001-38531), filed with the SEC on July 17, 2019).
10.4	Registration Rights Agreement, dated July 11, 2019, by and among the Company, Repay, and the Repay Unitholders (incorporated by reference to Exhibit 10.6 of the Company's Form 8-K (File No. 001-38531), filed with the SEC on July 17, 2019).
10.5	Registration Rights Agreement, dated June 18, 2018, by and between the Company, the Sponsor and the holders party thereto (incorporated by reference to Exhibit 10.4 of Thunder Bridge's Form 8-K (File No. 001-38531), filed with the SEC on June 22, 2018).
10.6	First Amendment to Registration Rights Agreement, dated July 11, 2019, by and among Thunder Bridge Acquisition Ltd. and Thunder Bridge Acquisition LLC (incorporated by reference to Exhibit 10.7 to the Company's Form 8-K (File No. 001-38531), filed with the SEC on July 17, 2019).
10.7	Registration Rights Agreement, dated as of May 7, 2021, by and among Repay Holdings Corporation and BillingTree Parent, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 001-385311), filed with the SEC on May 10, 2021).
10.8	Second Amended and Restated Revolving Credit Agreement, dated July 10, 2024, by and among Repay Holdings Corporation, Hawk Parent Holdings LLC, Truist Bank, as Administrative Agent, and the other parties thereto (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K (File No.001-38531), filed with the SEC on July 11, 2024).
10.9	Form of Base Capped Call Confirmation (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K (File No.001-38531), filed with the SEC on July 8, 2024).
10.10	Form of Additional Capped Call Confirmation (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K (File No.001-38531), filed with the SEC on July 8, 2024).
10.11+	Repay Holdings Corporation Omnibus Incentive Plan (as Amended and Restated Effective as of April 14, 2022) (incorporated by reference to Annex A to the Company's proxy statement (File No. 001-38531), filed with the SEC on April 27, 2022).
10.12+	Second Amended and Restated Repay Holdings Corporation Omnibus Incentive Plan (as Amended and Restated Effective as of May 30, 2024) (incorporated by reference to Annex A to the Company's proxy statement (File No. 001-38531), filed with the SEC on April 19, 2024).
10.13+	Employment Agreement, dated January 21, 2019, between M & A Ventures, LLC and John Morris (incorporated by reference to Exhibit 10.24 of the Company's Form S-4 (Registration No. 333-229616), filed with the SEC on February 12, 2019).
10.14+	Amendment No. 1 to Employment Agreement, dated March 1, 2021, between Repay Management Services LLC (as assignee of M & A Ventures, LLC) and John Morris (incorporated by reference to Exhibit 10.11 to the Company's Form 10-K/A (File No. 001-38531), filed with the SEC on April 23, 2021).
10.15+	Amendment No. 2 to Employment Agreement, dated March 1, 2022, between Repay Management Services LLC (as assignee of M & A Ventures, LLC) and John Morris (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 001-38531), filed with the SEC on March 1, 2022).
10.16+	Employment Agreement, dated January 21, 2019, between M & A Ventures, LLC and Shaler Alias (incorporated by reference to Exhibit 10.25 of the Company's Form S-4 (Registration No. 333-229616), filed with the SEC on February 12, 2019).

10.17+	Amendment No. 1 to Employment Agreement, dated March 1, 2021, between Repay Management Services LLC (as assignee of M & A Ventures, LLC) and Shaler Alias (incorporated by reference to Exhibit 10.13 to the Company's Form 10-K/A (File No. 001-38531), filed with the SEC on April 23, 2021).
10.18+	Employment Agreement, dated January 21, 2019, between M & A Ventures, LLC and Timothy J. Murphy (incorporated by reference to Exhibit 10.26 of the Company's Form S-4 (Registration No. 333-229616), filed with the SEC on February 12, 2019).
10.19+	Amendment No. 1 to Employment Agreement, dated March 1, 2021, between Repay Management Services LLC (as assignee of M & A Ventures, LLC) and Timothy J. Murphy (incorporated by reference to Exhibit 10.15 to the Company's Form 10-K/A (File No. 001-38531), filed with the SEC on April 23, 2021).
10.20+	Employment Agreement dated September 1, 2019, between Repay Management Services LLC and Tyler B. Dempsey (incorporated by reference to Exhibit 10.16 to the Company's Form 10-K/A (File No. 001-38531), filed with the SEC on April 23, 2021).
10.21+	Amendment No. 1 to Employment Agreement, dated March 1, 2021, between Repay Management Services LLC and Tyler B. Dempsey (incorporated by reference to Exhibit 10.17 to the Company's Form 10-K/A (File No. 001-38531), filed with the SEC on April 23, 2021).
10.22+	Employment Agreement, dated April 1, 2020, between Repay Management Services and Jacob H. Moore (incorporated by reference to Exhibit 10.2 of the Company's Form 10-Q (File No. 001-38531), filed with the SEC on May 10, 2022).
10.23+	First Amendment to Employment Agreement, dated March 1, 2021, between Repay Management Services and Jacob H. Moore (incorporated by reference to Exhibit 10.3 of the Company's Form 10-Q (File No. 001-38531), filed with the SEC on May 10, 2022).
10.24+	Second Amendment to Employment Agreement, dated March 20, 2023, between Repay Management Services LLC and Jacob H. Moore (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K (File No. 001-38531) filed on March 23, 2023).
10.25+	Employment Agreement, dated as of January 20, 2022, by and between Repay Management Services LLC and David Guthrie (incorporated by reference to Exhibit 10.5 of the Company's form 10-Q (File No. 001-38531), filed with the SEC on May 10, 2023).
10.26+	First Amendment to Employment Agreement dated March 20, 2023, between Repay Management Services LLC and David Guthrie (incorporated by reference to Exhibit 10.6 of the Company's Form 10-Q (File No. 001-38531), filed with the SEC on May 10, 2023).
10.27+	Repay Holdings Corporation Form of Restricted Stock Unit Agreement between the Company and the Grantee named therein (incorporated by reference to Exhibit 10.13 of the Company's Form 10-Q (File No. 001-38531), filed with the SEC on November 14, 2019).
10.28+	Repay Holdings Corporation Summary of Non-Employee Director Compensation, as of April 1, 2022 (incorporated by reference to Exhibit 10.26 of the Company's Form 10-K (File No. 001- 38531) filed on March 01, 2022).
10.29+	Form of Indemnification Agreement between the Company and the Indemnitee named therein (incorporated by reference to Exhibit 10.32 of the Company's Form 10-K/A (File No. 001-38531) filed with the SEC on April 17, 2020).
10.30+	Form of Restricted Stock Award Agreement between the Company and the Grantee named therein (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K (File No. 001-38531) filed on March 23, 2023).
10.31+	Form of Performance-Based Restricted Stock Units Award Agreement between the Company and the Grantee named therein (incorporated by reference to Exhibit 10.3 of the Company's Form 8-K (File No. 001- 38531) filed on March 23, 2023).
10.32+	Form of Performance-Based Non-Qualified Stock Option Award Agreement between the Company and the Grantee named therein (incorporated by reference to Exhibit 10.4 of the Company's Form 8-K (File No. 001-38531) filed on March 23, 2023).
10.33+	Form of Performance-Based Restricted Stock Units Award Agreement (Adjusted EBITDA) between the Company and the Grantee named therein (incorporated by reference to Exhibit 10.39 of the Company's Form 10-K (File No. 001- 38531) filed on February 29, 2024).
10.34+	Employment Agreement, dated August 7, 2025, by and between Repay Management Services LLC and Robert S. Houser (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K (File No. 001-38531) filed on August 11, 2025).
10.35+	Restricted Stock Employment Inducement Award Agreement, dated September 8, 2025, by and between the Company and Robert S. Houser (incorporated by reference to Exhibit 10.1 of the Company's Form S-8 (File No. 333-290561) filed on September 26, 2025).
19.1*	Insider Trading Policy

21.1*	Subsidiaries of the registrant
23.1*	Consent of Grant Thornton LLP
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 of the Company's Form 10-K (File No. 001- 38531) filed on February 29, 2023).
101*	Interactive Data File 101.INS XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. 101.SCH XBRL Taxonomy Extension Schema Document 101.CAL XBRL Taxonomy Extension Calculation Linkbase Document 101.DEF XBRL Taxonomy Extension Definition Linkbase Document 101.LAB XBRL Taxonomy Extension Label Linkbase Document 101.PRE XBRL Taxonomy Extension Presentation Linkbase Document In accordance with Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 to this Annual Report on Form 10-K shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section and shall not be part of any registration or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.
104*	Cover Page Interactive Data File (Included in Exhibits 101)

_____

*   Filed herewith.

†   Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Registration S-K. The registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

+   Indicates a management or compensatory plan.

ITEM 16. FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

Repay Holdings Corporation

March 9, 2026

By: _____ /s/ John Morris _____

John Morris
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities as of March 9, 2026.

Name	Title
/s/ John Morris	Chief Executive Officer, Director
John Morris	(Principal Executive Officer)
/s/ Robert S. Houser	Chief Financial Officer
Robert S. Houser	(Principal Financial Officer)
/s/ Thomas Sullivan	Chief Accounting Officer
Thomas Sullivan	(Principal Accounting Officer)
/s/ Peter Kight	Chairman of the Board
Peter Kight	
/s/ Paul Garcia	Director
Paul Garcia	
/s/ Maryann Goebel	Director
Maryann Goebel	
/s/ Richard Thornburgh	Director
Richard Thornburgh	
/s/ Emnet Rios	Director
Emnet Rios	

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Paper | Supporting
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FSC® C132107

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